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ARRANGEMENT

involving

GEAC COMPUTER CORPORATION LIMITED

and

TRICAGE ACQUISITION S.À.R.L., TRICAGE MERGE CORP.,
MAGELLAN HOLDINGS INC. AND TRISYN GROUP HOLDINGS
LIMITED, each an affiliate of
GOLDEN GATE CAPITAL

SPECIAL MEETING OF SHAREHOLDERS
OF GEAC COMPUTER CORPORATION LIMITED
TO BE HELD ON
January 19, 2006

NOTICE OF SPECIAL MEETING
AND
GEAC COMPUTER CORPORATION LIMITED
MANAGEMENT INFORMATION CIRCULAR
December 9, 2005

These materials are important and require your immediate attention. They require Geac Shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your Geac Shares, please contact Georgeson Shareholder Communications Canada Inc. at 1.866.835.6040 or Computershare Trust Company of Canada at 1.800.564.6253 or via email at service@computershare.com.

December 9, 2005

Dear Shareholders:

        The Board of Directors cordially invites you to attend the special meeting of shareholders of Geac Computer Corporation Limited ("Geac") to be held commencing at 10:00 a.m. (Toronto time) on Thursday, January 19, 2006 at The Design Exchange, Trading Floor, 234 Bay Street, Toronto-Dominion Centre, Toronto, Ontario.

        At the meeting, shareholders will be asked to approve, among other things, an arrangement involving the acquisition by Golden Gate Capital ("Golden Gate"), through its affiliate, TriCage Merge Corp., of all of the outstanding common shares of Geac. Golden Gate is a San Francisco-based private equity investment firm with approximately U.S.$2.5 billion of capital under management.

        Under the arrangement, shareholders of Geac will receive U.S.$11.10 in cash for each of their Geac common shares.

        CIBC World Markets Inc. and Bear, Stearns & Co. Inc. have delivered to the Independent Committee of the Board of Directors their respective opinions to the effect that as of the dates of the opinions and subject to the limitations and assumptions set forth therein, the consideration to be received pursuant to the arrangement was fair, from a financial point of view, to Geac shareholders. Copies of the CIBC World Markets and Bear Stearns opinions are included as Appendix C and D, respectively, to the management information circular accompanying this letter. Based on various factors, including the CIBC World Markets and Bear Stearns opinions, the Independent Committee has unanimously concluded that the arrangement is fair to shareholders and in the best interests of Geac and unanimously recommended that the Board of Directors approve the arrangement and recommend to shareholders that they vote in favour of the resolution approving the arrangement. The Board of Directors has also unanimously concluded that the arrangement is fair to shareholders and in the best interests of Geac. Each director will vote his shares in favour of the arrangement.

        The resolution approving the arrangement must be approved by at least two-thirds of the votes cast at the meeting by shareholders present in person or represented by proxy. The arrangement is also subject to certain usual and customary conditions and the approval of the Ontario Superior Court of Justice. The Board of Directors unanimously recommends that Geac shareholders vote in favour of the arrangement resolution.

        The accompanying notice of meeting and management information circular provide a full description of the arrangement and include certain other information to assist you in considering how to vote on the arrangement. You are urged to read this information carefully and, if you require assistance, to consult your financial or professional advisor.

        Your vote is important regardless of the number of Geac common shares you own. If you are unable to be present at the special meeting in person, we encourage you to take the time now to complete, sign, date and return the enclosed proxy so that your shares can be voted at the special meeting in accordance with your instructions. We also encourage you to complete, sign, date and return the enclosed letter of transmittal so that, if the proposed arrangement is approved, payment for your shares can be sent to you as soon as possible following the implementation of the arrangement.

        Subject to obtaining court approval and satisfying other usual and customary conditions, if shareholders of Geac approve the arrangement, it is anticipated that the arrangement will be completed on or about February 17, 2006.

        If you have any questions, please contact our proxy solicitation agent, Georgeson Shareholder Communications Canada Inc., toll-free at 1.866.835.6040 or Computershare Trust Company of Canada, toll-free at 1.800.564.6253.

        On behalf of Geac, we would like to thank all shareholders for their ongoing support as we prepare to take part in this important event in the history of Geac.

Yours very truly,

C. Kent Jespersen Chairman of the Board of Directors

Charles S. Jones President and Chief Executive Officer

GEAC COMPUTER CORPORATION LIMITED
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of shareholders of Geac Computer Corporation Limited (the "Corporation") will be held commencing at 10:00 a.m. (Toronto time) on Thursday, January 19, 2006 at The Design Exchange, Trading Floor, 234 Bay Street, Toronto-Dominion Centre, Toronto, Ontario for the following purposes:

  1.
  to consider, pursuant to an interim order of the Ontario Superior Court of Justice dated December 8, 2005 (the "Interim Order") and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act involving the Corporation, its shareholders, TriCage Acquisition S.à.r.l., TriCage Merge Corp., Magellan Holdings Inc. and TriSyn Group Holdings Limited, each an affiliate of Golden Gate Capital, all as more particularly described in the accompanying management information circular of the Corporation (the "Circular"); and

  2.
  to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

        The Board of Directors of the Corporation, as authorized by the Interim Order, has fixed the close of business on December 12, 2005 as the record date for determining shareholders of the Corporation who are entitled to receive notice of the Meeting.

        The Arrangement and the Arrangement Resolution are described in the Circular, which forms part of this Notice of Meeting. The full text of the Arrangement Resolution is set out in Appendix A to the Circular. The Circular, form of proxy and letter of transmittal accompany this Notice of Meeting. Reference is made to the Circular for details of the matters to be considered at the Meeting.

        Pursuant to the Interim Order, registered holders of the common shares of the Corporation (the "Geac Shares") have a right to dissent in respect of the Arrangement Resolution and to be paid an amount equal to the fair value of their Geac Shares. This right is described in the Circular. The dissent procedures require that a registered holder of Geac Shares who wishes to dissent must send to Geac (i) c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) or (ii) by facsimile transmission to 1.416.263.9524 or 1.866.249.7775 (Attention: Proxy Department) to be received not later than 5:00 p.m. (Toronto time) on January 17, 2006 (or 5:00 p.m. (Toronto time) on the day which is two business days immediately preceding any adjourned or postponed Meeting), a written notice of objection to the Arrangement Resolution and must otherwise strictly comply with the dissent procedures described in the Circular. Failure to strictly comply with the dissent procedures may result in the loss or unavailability of the right to dissent. See "Dissenting Shareholders' Rights" in the Circular and Appendix H to the Circular. Beneficial owners of Geac Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY REGISTERED OWNERS OF GEAC SHARES ARE ENTITLED TO DISSENT.

        Dated at Toronto, Ontario, Canada on December 9, 2005.

By Order of the Board of Directors,

Craig C. Thorburn Corporate Secretary

        Whether or not you intend to attend the Meeting, you are requested to complete, sign, date and return the enclosed form of proxy either in the addressed envelope enclosed to Geac Computer Corporation Limited, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or by fax to Geac Computer Corporation Limited, c/o Computershare Trust Company of Canada at 1.416.263.9524 or 1.866.249.7775 (Attention: Proxy Department). Proxies must be received by no later than 10:00 a.m. (Toronto time) on January 17, 2006 or, in the event that the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting. If you require any assistance in completing your proxy, please call Georgeson Shareholder Communications Canada Inc. at 1.866.835.6040 or Computershare Trust Company of Canada at 1.800.564.6253.

i

OTHER TERMS OF THE ARRANGEMENT AGREEMENT	29
Effective Date of the Arrangement	29
Conduct of Geac's Business Pending the Effective Date	29
Covenants	29
Non-Solicitation Covenants	30
Parent's Right to Match	32
Representations and Warranties	32
Conditions to the Arrangement Becoming Effective	33
Termination Fee Payable by Geac	34
Termination Fee Payable by Infor and TriSyn	35
Reimbursement of Expenses	35
Termination	35
Pre-Effective Time Reorganization	36
PRINCIPAL LEGAL MATTERS	37
Court Approval of the Arrangement and Completion of the Arrangement	37
Regulatory Matters	37
Stock Exchange De-Listing and Reporting Issuer Status	38
DISSENTING SHAREHOLDERS' RIGHTS	39
INFORMATION CONCERNING GEAC	41
Principal Shareholders	42
Indebtedness of Directors, Officers and Employees	42
Auditors	42
Capitalization of Geac	42
Geac Documents Incorporated by Reference	43
INFORMATION CONCERNING GOLDEN GATE AND ITS AFFILIATES	43
GEAC MARKET PRICE AND TRADING VOLUME DATA	44
CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS	46
Certain Canadian Federal Income Tax Considerations	46
Certain United States Federal Income Tax Considerations	48
LEGAL MATTERS	50
ADDITIONAL INFORMATION	50
QUESTIONS AND FURTHER ASSISTANCE	51
APPROVAL OF GEAC	52
GLOSSARY OF TERMS	53
APPENDIX A: ARRANGEMENT RESOLUTION	A-1
APPENDIX B: ARRANGEMENT AGREEMENT	B-1
APPENDIX C: CIBC WORLD MARKETS FAIRNESS OPINION	C-1
APPENDIX D: BEAR STEARNS FAIRNESS OPINION	D-1
APPENDIX E: PLAN OF ARRANGEMENT	E-1
APPENDIX F: INTERIM ORDER	F-1
APPENDIX G: NOTICE OF APPLICATION FOR FINAL ORDER	G-1
APPENDIX H: SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT	H-1

ii

GEAC COMPUTER CORPORATION LIMITED
MANAGEMENT INFORMATION CIRCULAR

        This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Geac Computer Corporation Limited (the "Corporation" or "Geac"). The accompanying form of proxy is for use at the Meeting and at any adjournment or postponement thereof and for the purposes set forth in the accompanying Notice of Meeting. A glossary of certain terms used in this Circular can be found on pages 53 to 58 of this Circular.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        Geac is a corporation existing under the Laws of Canada. The solicitation of proxies and the transaction contemplated in this Circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities Laws. The proxy rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to Geac or this solicitation and therefore this solicitation is not being effected in accordance with such U.S. securities Laws. Shareholders should be aware that disclosure requirements under Canadian Laws may be different from such requirements under U.S. securities Laws. Shareholders should also be aware that requirements under Canadian Laws may differ from requirements under United States corporate and securities Laws relating to United States corporations.

        The enforcement by investors of civil liabilities under U.S. federal securities Laws may be affected adversely by the fact that each of Geac and Acquisition Sub exists under the Laws of Canada, that some or all of their respective officers and directors are residents of Canada and that all or a substantial portion of their respective assets may be located outside the United States. You may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of U.S. securities Laws. It may be difficult to compel a Canadian company and its Affiliates to subject themselves to a judgment by a U.S. court.

        THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

        Certain information concerning Tax consequences of the Arrangement for Shareholders who are United States taxpayers is set forth in "Certain Tax Considerations for Shareholders—Certain Canadian Federal Income Tax Considerations—Shareholders Not Resident in Canada" and "Certain Tax Considerations for Shareholders—Certain United States Federal Income Tax Considerations". Shareholders should be aware that the transactions contemplated herein may have Tax consequences both in Canada and in the United States. Such consequences may not be described fully herein.

REPORTING CURRENCY

        All amounts in this Circular are expressed in Canadian dollars ("$"), unless otherwise indicated. On December 9, 2005, the exchange rate for one U.S. dollar expressed in Canadian dollars based on the noon spot rate of the Bank of Canada, was $1.158.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

        Certain statements included or incorporated by reference herein constitute "forward looking statements". All statements, other than statements of historical fact, included or incorporated by reference in this Circular that address future activities, events, developments or financial performance, are forward looking statements. These forward looking statements can be identified by the use of forward looking words such as "may", "should", "will", "could", "expect", "intend", "plan", "estimate", "anticipate", "believe", "future" or "continue" or the negative thereof or similar variations. These forward looking statements are based on certain assumptions and analyses made by Geac, Golden Gate and the Golden

Gate Affiliates and their respective management, in light of their experiences and their perception of historical trends, current conditions and expected future developments, as well as other factors they believe are appropriate in the circumstances. Shareholders are cautioned not to put undue reliance on such forward looking statements, which are not a guarantee of performance and are subject to a number of uncertainties, assumptions and other factors, many of which are outside the control of Geac, Golden Gate and the Golden Gate Affiliates, that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, among other things, general economic and market factors, including interest rates, equity markets, business competition and changes in government regulations or in Tax or other Laws. Such forward looking statements should, therefore, be construed in light of such factors. All written and oral forward-looking statements attributable to Geac, Golden Gate and the Golden Gate Affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Readers of this Circular are cautioned not to place undue reliance on forward looking statements contained in this Circular, which reflect the analysis of the management of Geac, Golden Gate or the Golden Gate Affiliates, as appropriate, only as of the date of this Circular. Geac, Golden Gate and the Golden Gate Affiliates are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Law.

INFORMATION CONTAINED IN THIS CIRCULAR

        No Person has been authorized to give information or to make any representations in connection with the Arrangement other than those contained or incorporated by reference in this Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or be considered to have been authorized by Geac, Golden Gate or the Golden Gate Affiliates.

        This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any Person in any jurisdiction in which such an offer or solicitation is not authorized or in which the Person making such an offer or solicitation is not qualified to do so or to any Person to whom it is unlawful to make such an offer or solicitation.

        Shareholders should not construe the contents of this Circular as legal, Tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

SUMMARY OF MANAGEMENT INFORMATION CIRCULAR

        The following is a summary of the contents of this Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or referred to elsewhere in this Circular, including the Appendices and documents incorporated by reference herein. Certain capitalized words and terms used in this summary are defined in the Glossary of Terms found on page 53 to 58.

Meeting of Shareholders

        The Meeting will be held on Thursday, January 19, 2006, at 10:00 a.m. (Toronto time) at the Design Exchange, Trading Floor, 234 Bay Street, Toronto-Dominion Centre, Toronto, Ontario.

        At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution.

        Shareholders of record at the close of business on December 12, 2005 will be entitled to vote at the Meeting or any adjournment or postponement thereof.

The Arrangement

        If the Arrangement Resolution is approved by Shareholders and all of the other conditions to closing of the Arrangement are satisfied or waived, the Arrangement will be implemented by way of a court approved plan of arrangement under the CBCA. Pursuant to the Arrangement, Acquisition Sub will acquire all of the outstanding Geac Shares at a price per Geac Share of U.S.$11.10 in cash. Each Geac Option granted and outstanding immediately prior to the Effective Time will be acquired by Geac for a payment in cash equal to the greater of (A) U.S.$0.01; and (B) the amount, if any, by which U.S.$11.10 exceeds the exercise price (as converted into U.S. dollars pursuant to the Plan of Arrangement) of such Geac Option. See "The Arrangement—Arrangement Mechanics".

        As at the close of business on December 2, 2005, there were outstanding 87,320,871 Geac Shares and Geac Options to purchase an aggregate of 5,639,563 Geac Shares.

Reasons for the Arrangement

        The Independent Committee and the Board considered a number of factors in concluding that the Arrangement is in the best interests of Geac and its Shareholders, including:

  •
  the consideration to be received by Shareholders for each Geac Share under the Arrangement represented a premium of approximately 38.7% over the enterprise value for Geac and a premium of approximately 26.5% over the closing trading price on November 4, 2005, the trading day immediately prior to the date that Geac and Golden Gate announced that they had entered into the Arrangement Agreement, of $10.39 for the Geac Shares on the TSX and U.S.$8.77 on the NASDAQ;

  •
  the Arrangement consideration is all cash, which provides certainty of value to Shareholders compared to a transaction in which Shareholders would receive all or part of the consideration in shares;

  •
  under the Arrangement, all Shareholders are treated the same and no Shareholder receives any collateral benefit;

  •
  the terms and conditions of the Arrangement Agreement, including the amount of the Termination Fee payable by Geac in certain circumstances, do not prevent an unsolicited third party from proposing or making a Superior Proposal or, provided Geac complies with the terms of the Arrangement Agreement, preclude the Board from considering and acting on a Superior Proposal;

  •
  Geac's receipt of signed copies of the debt and equity commitment letters and the firmness of the commitments therein;

  •
  the careful review by the Independent Committee of all strategic alternatives including continuing with Geac's current strategic plan;

  •
  the CIBC World Markets Fairness Opinion (for which CIBC World Markets received a fixed fee that was not contingent upon the successful completion of the Arrangement) and the Bear Stearns Fairness Opinion, which were each rendered to the Independent Committee, to the effect that as of the dates of the opinions, subject to the limitations and assumptions set forth therein, the consideration to be received by Shareholders under the Arrangement was fair, from a financial point of view, to Shareholders. See "The Arrangement—Fairness Opinions";

  •
  the business risks inherent in Geac continuing to execute its "build, buy and partner" strategy in light of the continuing substantial consolidation of enterprise software companies and the inability of Geac to complete acquisitions of other software businesses on a basis that would enhance earnings in the near term;

  •
  the Arrangement Resolution must be approved by not less than two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote, and the fact that if a higher offer is made to Shareholders prior to the Meeting, Shareholders are free to support such a higher offer and vote against the Arrangement Resolution;

  •
  the Arrangement Resolution must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders; and

  •
  the availability of Dissent Rights.

        See "The Arrangement—Reasons for the Arrangement".

Recommendation of the Independent Committee

        The Board established an Independent Committee to consider the Arrangement. The Independent Committee has unanimously determined that the Arrangement is fair to Shareholders and in the best interests of Geac and unanimously recommended that the Board approve the Arrangement and recommend that Shareholders vote in favour of the Arrangement. See "The Arrangement—Recommendation of the Independent Committee".

Recommendation of the Board

        The Board has unanimously determined that the Arrangement is fair to Shareholders and is in the best interests of Geac and its Shareholders. Accordingly, the Board has approved the Arrangement and unanimously recommends that Shareholders vote in favour of the Arrangement Resolution. See "The Arrangement—Recommendation of the Board".

Agreement to Vote in Favour

        A holder of approximately 5.0% of outstanding Geac Shares agreed with Geac on November 5, 2005 to vote in favour of the Arrangement in certain circumstances. See "The Arrangement—Background to the Arrangement".

CIBC World Markets and Bear Stearns Fairness Opinions

        CIBC World Markets and Bear Stearns have each delivered fairness opinions to the Independent Committee to the effect that, subject to the limitations and assumptions set forth therein, the consideration to be received by the Shareholders under the Arrangement was fair, from a financial point of view, to Shareholders.

        The full text of the CIBC World Markets Fairness Opinion and the Bear Stearns Fairness Opinion, which set forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by CIBC World Markets and Bear Stearns in rendering their respective opinions, are attached as Appendix C and Appendix D to this Circular. Shareholders are urged to read the opinions in their entirety. The summaries of the CIBC World Markets and Bear Stearns opinions described in this Circular are qualified by reference to the full text of such opinions. CIBC World Markets and Bear Stearns provide their opinions solely for the information and assistance of the Independent Committee in connection with its consideration of the Arrangement. Neither the CIBC World Markets Fairness Opinion nor the Bear Stearns Fairness Opinion is a recommendation as to how Shareholders should vote with respect to the Arrangement. See "The Arrangement—Fairness Opinions".

Required Shareholder Approval

        The approval of the Arrangement Resolution will require the affirmative vote of at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting in order for Geac to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order. See "The Arrangement—Required Shareholder Approval".

Arrangement Mechanics

        Pursuant to the Arrangement, the following transactions, among others, will occur:

  •
  all of the Geac Shares issued and outstanding (other than the Excess RSU Shares) immediately prior to the Effective Time held by each Shareholder shall, without any further action on behalf of such Shareholder, be transferred to, and acquired by, Acquisition Sub without any act or formality on its part in exchange for a cash amount equal to the product of the number of Geac Shares held by such holder and U.S.$11.10 and Acquisition Sub shall be deemed to be the legal and beneficial owner thereof; and

  •
  all of the Geac Options granted and outstanding immediately prior to the Effective Time shall, without any further action on behalf of any Geac Option holder, be transferred by the holders thereof to Geac without any act or formality on its or their part in exchange for a cash amount for each Geac Option equal to the greater of (A) U.S.$0.01; and (B) the amount, if any, by which U.S.$11.10 exceeds the exercise price (as converted into U.S. dollars pursuant to the Plan of Arrangement) payable under such Geac Option by the holder to acquire the Geac Share underlying such Geac Option. All Geac Options issued and outstanding immediately prior to the Effective Time shall thereafter immediately be cancelled.

        See "The Arrangement—Arrangement Mechanics".

        In order to receive the above cash consideration for the Geac Shares, a Shareholder must complete, sign, date and return the enclosed Letter of Transmittal in accordance with the instructions set out therein. In order to receive the above cash consideration for the Geac Options, a holder of Geac Options must complete, sign, date and return the enclosed Consent and Direction in accordance with the instructions set out in the enclosed letter to holders of Geac Options.

Sources of Funds for the Arrangement

        Under the terms of the Arrangement and related transactions, an aggregate of approximately U.S.$1.0 billion is expected to be paid to acquire all of the Geac Shares (assuming no Shareholders exercise their Dissent Rights) and Geac Options. Acquisition Sub intends to finance the amounts payable by it from a variety of sources including borrowings from Geac Enterprise Solutions, Inc., a wholly-owned subsidiary of Geac ("Lender Sub"), of at least U.S.$130 million. See "The Arrangement—Sources of Funds for the Arrangement".

Interests of Senior Management and Others in the Arrangement

        In considering the recommendations of the Independent Committee and the Board with respect to the Arrangement, Shareholders should be aware that certain members of Geac's senior management and Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Independent Committee and the Board are aware of these interests and considered them along with other matters described in "The Arrangement—Interests of Senior Management and Others in the Arrangement".

Non-Solicitation Covenants

        In the Arrangement Agreement, Geac has agreed not to, directly or indirectly, among other things, solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding an Acquisition Proposal. Nonetheless, Geac is permitted to consider and accept a Superior Proposal under certain conditions. Parent has a five Business Day period within which to exercise a right to match any Superior Proposal. If the Board accepts a Superior Proposal, Geac may be required to pay to Parent the Termination Fee. See "Other Terms of the Arrangement Agreement—Non-Solicitation Covenants".

Conditions to the Arrangement Becoming Effective

        The implementation of the Arrangement is subject to a number of conditions being satisfied or waived by one or both of Geac and Parent at or before the Effective Date, or such earlier time as may be specified, including that the representations and warranties of Geac and Parent are true and correct as at the Effective Date; performance by Geac and Parent of specified covenants and agreements; funding by the Parent of the cash equal to the purchase price of the Geac Shares; and Dissent Rights not having been exercised and remain outstanding at the Effective Time with respect to more than 10% of the Geac Shares. See "Other Terms of the Arrangement Agreement—Conditions to the Arrangement Becoming Effective".

Court Approval

        The Arrangement requires approval by the Court under Section 192 of the CBCA. Prior to the mailing of the Circular, Geac obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix F to this Circular. Subject to the approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on January 30, 2006.

        At the hearing, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. See "Principal Legal Matters—Court Approval of the Arrangement and Completion of the Arrangement".

Closing

        The Arrangement Agreement provides, in effect, that the Effective Date is to occur on the later of (i) seven Business Days after satisfaction or waiver of the conditions to closing, and (ii) the Outside Date; or on such other date as Geac and Parent may agree. The "Outside Date" is defined, in general terms, as February 17, 2006, subject to automatic extension to March 16, 2006 if necessary regulatory approvals have not been obtained or denied or the debt financing referred to under the heading "The Arrangement—Sources of Funds for the Arrangement" has not been obtained, and may be extended to such later date as may be agreed by Geac, Acquisition Sub and Parent. The Effective Date is currently expected to occur on or about February 17, 2006. See "Other Terms of the Arrangement Agreement—Effective Date of the Arrangement".

Termination of the Arrangement Agreement

        Geac and Parent may agree in writing to terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Date. In addition, either Geac or Parent may terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Time if certain specified events occur. See "Other Terms of the Arrangement Agreement—Termination".

Termination Fee Payable by Geac

        Geac will be required to pay to Parent the Termination Fee in the amount of U.S.$25 million (less the amount of any withholding explicitly required by applicable Law relating to Taxes which is concurrently paid by Infor and TriSyn) in the event that (i) the Arrangement Agreement is terminated by Parent for the reason identified in paragraph (e) under the heading "Other Terms of the Arrangement—Termination" below; (ii) Geac shall have terminated the Arrangement Agreement for the reason identified in paragraph (g) under the heading "Other Terms of the Arrangement—Termination" below; (iii) Parent shall have terminated the Arrangement Agreement for the reason identified in paragraph (d) under the heading "Other Terms of the Arrangement—Termination" below due to Geac having breached its obligations under specified sections of the Arrangement Agreement; or (iv) a bona fide Acquisition Proposal shall have been made to Geac or any of its subsidiaries or any of Geac's Shareholders or any person shall have publicly announced an intention (whether or not conditional) to make a bona fide Acquisition Proposal, in each case by a person who is not Parent, Acquisition Sub, Infor or TriSyn or a controlled Affiliate of any of them, with respect to Geac or any of its subsidiaries and thereafter the Arrangement Agreement is terminated by either Parent or Geac for the reason identified in paragraph (c) under the heading "Other Terms of the Arrangement—Termination" below and in any such case such Acquisition Proposal or intention shall not have been publicly withdrawn at least five Business Days prior to the date of the Meeting. Geac will be required to pay the Termination Fee within five Business Days after date of such termination. See "Other Terms of the Arrangement Agreement—Termination Fee".

Reimbursement of Expenses

        If the Arrangement Agreement is terminated by Parent for the reasons identified in either paragraphs (c) (so long as no Termination Fee is payable by Geac) or (d) under the heading "Other Terms of the Arrangement—Termination" below, Geac is required to pay to Parent the sum of up to U.S.$4.5 million, in respect of Parent's actual costs and expenses incurred in connection with the Arrangement. See "Other Terms of the Arrangement Agreement—Reimbursement of Expenses".

Termination Fee Payable by Infor and TriSyn

        Notwithstanding any other provision in the Arrangement Agreement relating to the payment of fees, including the payment of brokerage fees, if the Arrangement Agreement is terminated by Geac for the reason identified in paragraph (f) under the heading "Other Terms of the Arrangement—Termination"

below, Infor and TriSyn shall promptly, but in no event later than five Business Days after the date of such termination, pay to Geac the Termination Fee in the amount of U.S.$25 million (less the amount of any withholding explicitly required by applicable Law relating to Taxes which is concurrently paid by Infor and TriSyn) by wire transfer of immediately available funds to an account designated by Geac.

Dissenting Shareholders' Rights

        Registered Shareholders are entitled to exercise Dissent Rights by providing written notice to Geac at or before 5:00 p.m. (Toronto time) on January 17, 2006 (or on the day that is two Business Days immediately preceding any adjourned or postponed Meeting) in the manner described under the heading "Dissenting Shareholders' Rights" below. If a Registered Shareholder dissents, and the Arrangement is completed, the Dissenting Shareholder is entitled to be paid the "fair value" of his or her Dissenting Shares as of the close of business on the day before the day the Arrangement Resolution is adopted. This amount may be the same as, more than or less than the U.S.$11.10 in cash per Geac Share offered under the Arrangement. Shareholders should carefully read the section in this Circular entitled "Dissenting Shareholders' Rights" if they wish to exercise Dissent Rights. If the number of Geac Shares held by Registered Shareholders that exercise their Dissent Rights (and such dissent remains outstanding) exceeds 10% of the number of Geac Shares outstanding immediately prior to the Effective Date, Parent is entitled, in its discretion, to not complete the Arrangement. See "Dissenting Shareholders' Rights" and "Other Terms of the Arrangement Agreement—Conditions to the Arrangement Becoming Effective".

The Companies

        Geac Computer Corporation Limited.    Geac is a global enterprise software company that addresses the needs of the Chief Financial Officer. Geac's best-in-class technology products and services help organizations do more with less in an increasingly competitive environment, amidst growing regulatory pressure, and in response to other business issues confronting the CFO.

        Golden Gate Capital.    Golden Gate is a San Francisco-based private equity investment firm with over U.S.$2.5 billion of capital under management dedicated to investing in high-growth businesses in change-intensive industries. Golden Gate invests in situations where there is a demonstrable opportunity to enhance a company's value significantly. Golden Gate principals have a long and successful history of investing in a wide range of transactions, including leveraged buyouts and recapitalizations, corporate divestitures and spin-offs, build-ups and venture stage investing. Target investment sectors include technology and other traditional industries that are either undergoing significant changes or exhibiting attractive growth dynamics.

Certain Tax Considerations for Shareholders

Certain Canadian Federal Income Tax Considerations

        Residents of Canada.    Generally, a Shareholder who is a resident of Canada for purposes of the Tax Act and who holds Geac Shares as capital property will realize a capital gain (or a capital loss) equal to the amount by which the cash received by such Shareholder, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Shareholder of such Geac Shares.

        Non-Residents of Canada.    Generally, a Shareholder who is not a resident of Canada for purposes of the Tax Act and whose Geac Shares do not constitute "taxable Canadian property" for purposes of the Tax Act will not be subject to tax under the Tax Act on any capital gain realized on the exchange of such Geac Shares for cash under the Arrangement.

        The foregoing is a brief summary of Canadian federal income tax consequences only. Shareholders should read carefully the information in the Circular under the heading "Certain Tax Considerations for Shareholders—Certain Canadian Federal Income Tax Considerations", which qualifies the summary set forth above. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

Certain United States Federal Income Tax Considerations

        U.S. Holders.    The Arrangement will be a taxable transaction for United States federal income tax purposes. As a result, a U.S. holder (as defined under the heading "Certain Tax Considerations for Shareholders—Certain United States Federal Income Tax Considerations" below) of Geac Shares will generally recognize gain or loss in an amount equal to the difference between the holder's adjusted tax basis in the Geac Shares transferred in the Arrangement and the sum of the cash received in the Arrangement. This gain or loss will generally be treated as a capital gain or loss if the U.S. holder held the Geac Shares as capital assets and will be long-term if the U.S. holder held the Geac Shares for more than one year.

        Non-U.S. Holders.    A non-U.S. holder (as defined under the heading "Certain Tax Considerations for Shareholders—Certain United States Federal Income Tax Considerations" below) of Geac Shares will generally not be subject to United States federal income tax as a result of the Arrangement unless gain attributable to the Geac Shares is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder, or the non-U.S. holder is an individual that is present in the United States for 183 days or more in the taxable year of the Arrangement and certain other conditions exist.

        Shareholders should read carefully the information in the Circular under the heading "Certain Tax Considerations for Shareholders—Certain United States Federal Income Tax Considerations" below, which qualifies the summary set forth above. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

Non-Registered Holders

        Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another Person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should insert the Non-Registered Holder's (or such other Person's) name in the blank space provided or, in the case of the Voting Instruction Form ("VIF"), follow the corresponding instruction on the VIF. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies. See "Information Concerning the Meeting and Voting—If my Geac Shares are not registered in my name but are held in the name of an Intermediary, how do I vote my Geac Shares?".

INFORMATION CONCERNING THE MEETING AND VOTING

Q:
What am I voting on?

A:
Shareholders are voting on the Arrangement Resolution (the full text of which is set forth in Appendix A to this Circular) approving the Arrangement which, among other things, will result in the acquisition by Parent of all of the outstanding Geac Shares.

  The enclosed form of proxy is being solicited by management of Geac and the associated costs will be borne by Geac. The solicitation will be made primarily by mail but may also be made by telephone, in writing or in person by directors, officers or employees of Geac and/or the Transfer Agent. The Corporation has also retained Georgeson to assist in the solicitation of proxies. Geac will pay Georgeson $60,000 for these services, plus a "per call" fee for each telephone call to shareholders made by Georgeson and reimbursement of Georgeson's costs and expenses in connection with the solicitation.

Q:
Who is entitled to receive notice and to vote at the Meeting?

A:
Shareholders as of the close of business on December 12, 2005 are entitled to receive notice and to vote at the Meeting.

Q:
How do I vote?

A:
There are two ways that you can vote your Geac Shares if you are a Registered Shareholder. You may vote in person at the Meeting or you may vote by mail, telephone or the Internet in accordance with the instructions contained in the enclosed form of proxy. The persons named in the proxy or some other person you choose, who need not be a Shareholder, may be appointed by you to represent you as proxyholder and vote your Geac Shares at the Meeting.

  If your Geac Shares are held in the name of an Intermediary, please see the last question on page 12 for voting instructions.

The proxy instructions that follow apply only to Registered Shareholders. If you are a Non-Registered Holder, see the last question on page 12 below.

Q:
What if I sign the form of proxy enclosed with this Circular?

A:
Signing the enclosed form of proxy gives authority to Charles S. Jones or C. Kent Jespersen, in the alternative, each of whom is a director of Geac, or to another Person you have expressly appointed in the form of proxy, to vote your Geac Shares at the Meeting.

Q:
Can I appoint someone other than these directors to vote my Geac Shares?

A:
Yes. Write the name of this person, who need not be a Shareholder, in the blank space provided in the form of proxy.

  It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your Geac Shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of the Transfer Agent and be prepared to identify themselves.

Q:
What do I do with my completed proxy if I am voting by mail?

A:
Return it to the Transfer Agent at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, in accordance with the instructions therein, to be received by no later than 10:00 a.m. (Toronto time) on January 17, 2006 or if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned meeting. This will ensure your vote is recorded. Failure to complete or deposit a proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the Board in its discretion without notice.

Q:
When are proxies due if I am voting by telephone or the Internet?

A:
These proxies are due at the same time as those that are sent by fax or by mail, namely by 10:00 a.m. (Toronto time) on January 17, 2006, or if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned meeting.

Q:
If I change my mind, can I take back my proxy once I have given it?

A:
Yes. If you change your mind and wish to revoke your proxy, you may do so at any time before it is acted upon. You may do this by preparing a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the Shareholder is a corporation, by an officer or attorney of the corporation duly authorized. This statement must be delivered either to the head office of Geac at 11 Allstate Parkway, Suite 300, Markham, Ontario, L3R 9T8 (Attention: Corporate Secretary) no later than the close of business on the last Business Day preceding the day of the Meeting, or, in the case of any adjournment of the Meeting, the last Business Day preceding the day of adjournment, or to the Chair on the day of, and prior to the start of, the Meeting or any adjournment thereof. You may also revoke a proxy by completing and signing a proxy bearing a later date and depositing it with the Transfer Agent as described above, or in any other manner permitted by law.

Q:
How will my Geac Shares be voted if I give my proxy?

A:
The persons named on the form of proxy must vote your Geac Shares for or against the Arrangement Resolution, in accordance with your directions. In the absence of such directions, however, and if your proxy is given in favour of the management nominees, your Geac Shares will be voted IN FAVOUR OF the Arrangement Resolution. The execution or exercise of a proxy does not constitute a written objection for the purposes of section 190 of the CBCA. See "Dissenting Shareholders' Rights".

Q:
What if amendments are made to these matters or if other matters are brought before the Meeting?

A:
On your proxy form, you may indicate how you wish your proxyholder to vote your Geac Shares. The person named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Special Meeting of Shareholders and with respect to other matters that may properly come before the Meeting or any adjournment thereof.

  As of the date of this Circular, management of Geac knows of no such amendment, variation or other matter expected to come before the Meeting. If, however, other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment pursuant to such discretionary authority.

Q:
How many Geac Shares are entitled to vote?

A:
As of December 2, 2005, there were outstanding 87,320,871 Geac Shares. Each Shareholder has one vote for each Geac Share held at the close of business on December 12, 2005, the Record Date for the Meeting. According to securities filings made by Third Avenue Management LLC ("Third Avenue"), as at September 30, 2005, Third Avenue controlled 9,254,778 Geac Shares, representing approximately 10.71% of Geac Shares as of such date. Other than Third Avenue, to the knowledge of the directors and officers of Geac, no one Person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Geac Shares.

Q:
Who counts the votes?

A:
The Transfer Agent counts and tabulates the proxies. This is done independently of Geac to ensure an unbiased counting.

Q:
If I need to contact the Transfer Agent, how do I reach it?

A:	You can contact the Transfer Agent by mail at:	or by telephone:
	Computershare Trust Company of Canada 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1	within Canada and the United States at 1.800.564.6253 all other countries at 1.514.982.7555
Q:
If my Geac Shares are not registered in my name but are held in the name of an Intermediary, how do I vote my Geac Shares?

A:
Geac Shares held through Intermediaries by Shareholders who have not received the Meeting materials directly from Geac or the Transfer Agent can only be voted for or against the matters to be considered at the Meeting by following instructions received from the Intermediary through which those Geac Shares are held. Without specific instructions from the beneficial holder, Intermediaries are required not to vote the Geac Shares held by them. The directors and officers of Geac do not know for whose benefit the Geac Shares registered in the name of Intermediaries are held unless the beneficial holder has consented to the disclosure of such information to Geac.

  Applicable securities Laws require Intermediaries to forward Meeting materials and seek voting instructions from beneficial holders of Geac Shares in advance of the Meeting. Intermediaries typically have their own mailing procedures and provide their own return instructions, which should be carefully followed by beneficial holders in order to ensure that their Geac Shares are voted at the Meeting. Typically, Intermediaries will use service companies to forward the Meeting materials and voting instructions to beneficial holders. Beneficial holders who receive Meeting materials from an Intermediary will generally either be provided with:

    (i)
    a form of proxy which has already been signed by the Intermediary (typically by facsimile stamped signature), which is restricted as to the number of securities beneficially owned by the beneficial holder, but which is otherwise not completed by the Intermediary. In this case, the beneficial holder who wishes to submit a proxy in respect of beneficially owned Geac Shares should properly complete the remainder of this form of proxy and follow the instructions from the Intermediary as to delivery; or

    (ii)
    more typically, a VIF, which must be completed, signed and delivered by the beneficial holder (or, if applicable, such other means as set out in the form) in accordance with the directions on the VIF.

  The purpose of these procedures is to permit beneficial holders to direct the voting of the Geac Shares they beneficially own. If you are a beneficial holder who receives either a form of proxy or voting instruction form from an Intermediary and you wish to attend and vote at the Meeting in person (or have another individual attend and vote in person on your behalf), you should strike out the names of the individuals named in the form of proxy and insert your name (or such other person's name) in the blank space provided or, in the case of a VIF, contact the Intermediary. A beneficial holder should carefully follow the instructions of his or her Intermediary and/or his or her Intermediary's service corporation.

THE ARRANGEMENT

Background to the Arrangement Agreement

        The provisions of the Arrangement Agreement are the result of arm's length negotiations conducted between representatives of Geac and Golden Gate and their respective advisers. The following is a summary of the meetings, negotiations, discussions and actions between the parties that preceded the execution and public announcement of the Arrangement Agreement.

  Growth Strategy and Strategic Review

        A large component of Geac's revenue traditionally has been derived from payments made by existing customers for ongoing software upgrades and support services. These payments are typically made under maintenance agreements renewable on an annual basis. For a variety of reasons, support and services revenue related to certain of the Corporation's legacy products has generally declined over the last number of years. Recognizing this continuing trend, in August 2003, the management and the Board implemented a growth strategy the objective of which was to reduce the level of this decline and to introduce and sell new and enhanced products to generate new software license revenue.

        Geac's management and the Board understood that the Corporation's ability to generate significant overall revenue growth was largely dependent on acquisitions. As a result, Geac evaluated a number of possible acquisitions following its purchase of Comshare, Incorporated in August 2003. In December 2004, Geac formally retained Bear Stearns to assist in evaluating various acquisition candidates, including Atlanta-based MAPICS Corporation, a developer of enterprise business application software solutions designed specifically for use by manufacturers. In December 2004, the Corporation made an unsuccessful bid to purchase MAPICS, which ultimately was acquired by Infor, an affiliate of Golden Gate, in April 2005.

        Given the relatively high valuations at which acquisitions in the enterprise software market have been consummated, the Corporation found it challenging to identify acquisitions satisfying its investment parameters. At a meeting of the Board in January 2005, Charles S. Jones, the President and Chief Executive Officer of Geac, provided a detailed analysis of three possible strategies for the future: expansion of the business through acquisitions, a sale of the business and continuation of the business with the current mix of software products and services.

        In February 2005, the Corporation expanded the strategic review to begin looking at a possible sale of the business, while at the same time continuing to review possible acquisitions. In light of concerns about the possible impact on the Corporation's business of having discussions with possible strategic buyers who were competitors, it was determined that the initial approaches should be confined to financial buyers, principally private equity firms. Beginning in late February 2005, Mr. Jones and Bear Stearns contacted a number of private equity firms to gauge their interest in acquiring the Corporation.

        On April 25, 2005, the Board had a further strategy meeting at which Mr. Jones made a further comprehensive presentation on possible alternative futures for the Corporation. Representatives of Bear Stearns also made a presentation with respect to strategic alternatives. In light of the relatively modest degree of interest expressed by financial buyers in acquiring the Corporation, the Board decided to expand the scope of discussions with parties that may be interested in acquiring the Corporation to include strategic buyers. The Board directed that the Corporation's senior management should continue to pursue candidates for acquisition and that, at the same time, Mr. Jones alone among management should pursue discussions regarding a possible sale of the Corporation with financial and strategic buyers. This parallel track approach would allow management to continue to focus on the existing initiatives (namely, expanding the business through "build, buy and partner" opportunities). Mr. Jones indicated that, in order to preserve his independence in the sale process, he had determined that he would not remain as CEO following any sale. Mr. Jones requested direction from the Board that he should make this point clear in any sale discussions. The Board concurred in this recommendation and agreed that the Corporation should avoid expanding the scope of the sale process to include considerations of a management buy out.

  Discussions with Potential Acquirors

        From late April 2005 through September 2005, Mr. Jones and Bear Stearns contacted approximately 30 potential acquirors, both industry participants and private equity firms, about their interest in acquiring Geac. Following meetings and discussions with many of these parties, five qualified parties entered into confidentiality agreements and were provided with access to comprehensive documentation on Geac's business in a virtual data room environment in late August and September, 2005. Management presentations were made to a number of these parties and indications of interest were received in September 2005.

        Mr. Jones had contact from time to time in his capacity as President and Chief Executive Officer with industry participants, including a number of private equity firms active in acquiring and operating software enterprises. Among these private equity firms was Golden Gate, which has been an active acquirer of software enterprises in recent years. As part of the strategic review process, Mr. Jones contacted David Dominik, Managing Director of Golden Gate, by phone on June 30, 2005. During this conversation, Mr. Jones raised the prospect of Golden Gate considering an acquisition of Geac. Mr. Jones and Mr. Dominik spoke by telephone again on July 7, 2005. At this time, Mr. Dominik indicated that he was still thinking about whether to pursue an acquisition of Geac.

        Golden Gate indicated at that time that it had no interest in considering a transaction. On July 29, 2005, Mr. Jones had a meeting with Mr. Dominik at which he communicated the benefits to Golden Gate of an acquisition of Geac. Mr. Jones also emphasized to Golden Gate the importance of retaining Canadian counsel to advise it if it were to consider a possible transaction. As a result of that meeting, Golden Gate agreed to consider, on the basis only of a review of publicly available information concerning Geac, whether it would provide a preliminary indication of interest. If the indication of interest was considered satisfactory by Geac, Geac would consider permitting access pursuant to a confidentiality agreement with Golden Gate to non-public information concerning the Corporation.

        On August 2, 2005, Mr. Dominik wrote to Mr. Jones expressing Golden Gate's preliminary interest in acquiring Geac. This written expression of interest was non-binding and was subject to Golden Gate being satisfied with the results of its due diligence investigations of Geac and the negotiation of definitive terms, conditions and documentation for a transaction. The indication of interest stated that, based upon publicly available information, Golden Gate would expect to pay the holders of the Corporation's issued and outstanding common shares a price in the range of U.S.$11.25 to U.S.$11.65 per Geac Share in cash. The indication of interest requested access to non-public information of Geac in order to pursue confirmatory due diligence.

        On August 8, 2005, Mr. Jones telephoned Mr. Dominik to indicate that it was necessary for Golden Gate to accelerate the pace of its due diligence timetable in light of the interest of other parties. On the basis of this preliminary indication of interest and a commitment from Golden Gate to conduct due diligence on an expeditious basis, Geac determined to provide Golden Gate with non-public information. A confidentiality and standstill agreement dated August 10, 2005, was entered into between Geac and Golden Gate and thereafter extensive non-public information relating to Geac was made available to Golden Gate.

        On August 18, 2005, a meeting involving Messrs. Mizrahi and Ashe and other representatives of Golden Gate and Messrs. Jones and Day was held in Golden Gate's offices in San Francisco at which Messrs. Jones and Day made a presentation concerning Geac's businesses. At that meeting, it was agreed that management presentations would be held in Boston commencing at the end of August 2005.

  Proxy Contest

        On August 19, 2005, Crescendo Partners formally launched a proxy contest to put two of its representatives on the Board of Geac in place of two current directors of Geac. Geac resisted the proxy contest, among other reasons, to protect the strategic review sale process and to preserve customer relations. This proxy contest later was withdrawn by Crescendo Partners pursuant to an agreement between Geac and Crescendo Partners whereby Geac agreed to evaluate Mr. Eric Rosenfeld's suitability as a potential future addition to the Board under Geac's existing corporate governance procedures. Ultimately, the Board appointed Mr. Rosenfeld as director of Geac on October 21, 2005 on the recommendation of Geac's Corporate Governance and Nominating Committee.

  Appointment and Deliberations of the Independent Committee and Negotiations with Golden Gate

        On August 21, 2005, in light of the progress being made in ongoing discussions between Mr. Jones and Bear Stearns and various interested third parties, the Board determined that it would be advisable to bring a greater degree of formality to the strategic review process and to appoint an independent committee of the Board to consider strategic alternatives. The Board mandated the creation of the Independent Committee to consider and review strategic alternatives for Geac, including, without limitation, whether it would be advisable to negotiate with one or more potential acquirors, to canvass market interest in the Corporation or conduct an auction of the Corporation, to make a strategic acquisition, to enter into a strategic merger or to continue to pursue the Corporation's business plan, and to make a recommendation thereon to the Board. The Independent Committee consisted of all independent directors, namely, all directors other than Mr. Jones, as follows: Messrs. Thomas I.A. Allen, Q.C., David Friend, C. Kent Jespersen, Pierre MacDonald, Michael D. Marvin, William G. Nelson and Robert L. Sillcox. Mr. Jespersen, non-executive Chairman of the Corporation, was appointed as Chairman of the Independent Committee. The Independent Committee retained Bennett Jones LLP as independent counsel ("Special Counsel"). The mandate of the Independent Committee empowered the Committee to retain financial advisors and Mr. Jespersen was empowered to negotiate a formal engagement agreement with Bear Stearns to act as financial advisor to the Independent Committee, which agreement was subsequently entered into.

        On August 23, 2005, Mr. Jones spoke with Mr. Dominik by telephone at which time Mr. Dominik confirmed that the Golden Gate team was well advanced in its documentary due diligence and was at the stage where access to senior management for due diligence sessions would be required.

        On August 28, 2005, the Independent Committee met to discuss the advisability of retaining an investment bank to give an independent fairness opinion. The Independent Committee was advised by Special Counsel that, although not required by law, it was considered prudent to retain an independent investment bank whose compensation is not contingent on the completion of a transaction. To assist it in its deliberations as to whether the Arrangement is fair to the Shareholders and in the best interests of the Corporation, the Independent Committee concluded that it would obtain an opinion from an independent, experienced and nationally recognized investment banker as to the adequacy of the consideration to be received by the Shareholders. The Chairman of the Independent Committee was empowered to negotiate a formal engagement agreement with CIBC World Markets to provide an independent fairness opinion with respect to a possible transaction, which agreement was subsequently entered into.

        On August 31, 2005 and September 1, 2005, meetings took place in Boston, Massachusetts between representatives of Geac and representatives of Golden Gate and their portfolio companies, Infor and TriSyn, at which senior representatives of Geac management gave presentations and answered questions relating to Geac's businesses. Due diligence sessions with various representatives of Geac and Golden Gate continued through the first two weeks of September 2005.

        As of September 1, 2005, the Independent Committee retained CIBC World Markets, which confirmed that (i) at the time of providing its opinion, CIBC World Markets (a) was not an Insider, Associate or Affiliate of Geac, or any of their respective interested parties; (b) was not acting as a financial advisor to Geac, or any of their respective interested parties; (c) did not have any material financial interest in the completion of the Arrangement; (d) did not have any material financial interest in the future business in respect of any agreement, commitment or understanding with Geac, Golden Gate or any of their respective interested parties; (e) would not receive a success fee in connection with providing the opinion; (f) would not act as a manager or co-manager of any soliciting dealer group formed in connection with the Arrangement; (g) would not act as a lead or co-lead lender of any lending syndicate formed in connection with the Arrangement; and (ii) during the 24 months preceding the delivery of the opinion, neither it nor any of its Affiliates has: (a) had any material involvement in any evaluation, appraisal or review of Geac, Golden Gate or any of their respective interested parties; (b) acted as a lead or co-lead manager for any public offering of securities by Geac, Golden Gate or any of their respective interested parties; or (c) had a material financial interest in any transaction involving Geac, Golden Gate or any of their respective interested parties; and (iii) CIBC World Markets would prepare and deliver its opinion free of any conflict of interest that would impair the quality, reliability or integrity of the opinion. CIBC World Markets also identified its credentials generally for an engagement of this nature and its specific expertise pertaining to Geac's business. In view of the foregoing and based upon the advice of Special Counsel, the Independent Committee concluded that CIBC World Markets was independent and qualified with the requisite expertise and experience to provide such an opinion.

        On September 4, 2005, the Independent Committee met to discuss the status of the strategic review process and received an update from management on the interested parties, including Golden Gate, conducting due diligence.

        On September 14, 2005, Messrs. Jones and Dominik spoke about timing expectations for remaining due diligence. Mr. Dominik also orally reaffirmed the non-binding indicative price range referred to in the August 2, 2005 preliminary non-binding indication of interest. Geac continued to provide responses to additional due diligence queries from Golden Gate.

        On September 21 and 22, 2005, Messrs. Jones, Day and Dominik had discussions regarding timing and additional data requests. During these discussions, Mr. Jones communicated to Mr. Dominik the need to move the process along, requesting that a formal proposal from Golden Gate be submitted as soon as possible.

        On September 29, 2005, the Independent Committee met for a status report from management on the negotiations with various parties regarding a possible transaction to acquire Geac. The Committee authorized management to provide a form of business combination agreement and a process letter to interested parties at such time as management considered negotiations were sufficiently advanced.

        On September 30, 2005, Bear Stearns forwarded a form of business combination agreement and a process letter to Golden Gate on Geac's behalf. On October 6, 2005, Golden Gate forwarded a revised business combination agreement in the form of an Arrangement Agreement to accomplish the proposed transaction by way of a plan of arrangement. On October 7, 2005, Golden Gate provided an oral indication that, having completed most of its confirmatory due diligence, its indicative non-binding proposal would be a cash price of U.S.$11.00 per Geac Share.

        The Independent Committee met on October 7 and 8, 2005 for an update on the strategic review process. The Independent Committee was informed of Golden Gate's oral non-binding indication of a cash price of U.S.$11.00 per Geac Share and of a non-binding indicative offer from another party. The Committee directed management to continue discussions with all interested parties.

        Discussions on pricing among Messrs. Mizrahi, Jones and Day continued through the weekend of October 8, 2005. On October 10, 2005, Geac received a draft form of bid letter from Golden Gate which confirmed the indicative non-binding proposal for a cash price of U.S.$11.00 per Geac Share. It also outlined the remaining confirmatory due diligence Golden Gate needed to conduct. The communications also included draft debt financing commitment letters from third party lenders for the financing of a transaction.

        The Independent Committee held meetings on October 11, 12 and 16, 2005 at which it considered the status of the negotiations with various interested parties and determined, after receiving advice from Bear Stearns and management, that the Golden Gate proposal was the best proposal at that time and one which Geac should pursue. The Independent Committee reviewed the terms of the bid letter from Golden Gate, including an exclusivity period of limited duration during which Geac would not be permitted to pursue discussions or negotiations with other parties regarding a possible transaction, and authorized Mr. Jones to finalize the terms and conditions of the bid letter and to execute and deliver same.

        Geac provided information to Golden Gate that responded to all of the remaining items of confirmatory due diligence that Golden Gate had identified.

        Golden Gate and Geac signed a non-binding bid letter dated October 17, 2005 (the "Bid Letter"). Under the terms of the Bid Letter, Golden Gate proposed by means of a plan of arrangement to acquire 100% of the Geac shares and share equivalents at a price of U.S.$11.00 per Geac Share. The Bid Letter also required Geac to enter into a binding exclusivity period of five Business Days from the date of the Bid Letter whereby Geac would not, directly or indirectly, solicit or initiate or enter into discussions or transactions with, or encourage, or provide any information to, any corporation, partnership or other entity or group concerning any sale of ownership interests and/or assets of Geac, recapitalization or similar transaction.

        On October 18, 2005, the Independent Committee held a meeting at which it received from Bear Stearns an analysis of the Golden Gate proposal.

        Geac and Golden Gate, and their respective advisors, conducted negotiations during the week of October 17, 2005 with a view to finalizing the terms and conditions of the Arrangement Agreement and to resolving business issues. On October 20, 2005, negotiations were halted because of unresolved business issues. Later that day, Messrs. Jones and Dominik discussed the basis on which negotiations would be resumed, which included Golden Gate increasing its non-binding indicative offer to U.S.$11.10. On October 21, 2005, the Independent Committee met and received a report from management on these developments. The Independent Committee provided direction to management on the unresolved business issues.

        On October 24, 2005, Mr. Day discussed by telephone with Messrs. Ashe and Mizrahi of Golden Gate several outstanding business issues, including issues regarding the break-up fee under the Arrangement Agreement.

        The Independent Committee held meetings on October 24 and 27, 2005 at which it received detailed updates from management on the status of negotiations and progress in resolving outstanding business issues.

        On October 28, 2005, Mr. Jones sent a letter to Mr. Mizrahi setting out the basis on which Geac was prepared to extend the exclusivity period to 5:00 p.m. on Friday, November 4, 2005. Golden Gate counter-signed this letter on October 31, 2005. From October 31, 2005 through to November 4, 2005, representatives of Geac and Golden Gate and their advisors negotiated to finalize the terms and conditions of the Arrangement Agreement.

  Approval of the Arrangement Agreement

        On November 5, 2005, the Board and the Independent Committee held a joint meeting at which all directors of the Corporation and certain members of management were present. Mr. Eric Rosenfeld, who had participated in meetings of the Board and Independent Committee since his appointment as a director on October 21, 2005, was formally appointed to the Independent Committee to replace Mr. Michael Marvin, who had resigned as a director on October 26, 2005. The Independent Committee and the Board received a comprehensive briefing from counsel and management on the terms and conditions of the Arrangement Agreement and the duties and responsibilities of the Independent Committee and the Board in considering the Arrangement Agreement. Counsel and management responded to a variety of questions from the directors on various aspects of the Arrangement Agreement. Representatives of CIBC World Markets and Bear Stearns provided their respective fairness opinions to the Independent Committee to the effect that as of that date, subject to the limitations and assumptions set forth therein, the consideration being offered pursuant to the Arrangement Agreement, being U.S.$11.10 in cash per Geac Share, was fair, from a financial point of view, to Shareholders. In determining whether to recommend to the Board that it approve the Arrangement, the Independent Committee considered, among other things, the CIBC World Markets Fairness Opinion, the Bear Stearns Fairness Opinion, and the other factors set forth herein and the reasons for the Arrangement as set forth under "Reasons for the Arrangement".

        Special Counsel advised the Independent Committee that the process relating to the sale of Geac adopted by the Independent Committee was procedurally fair and reasonable and the structure of the Arrangement transaction was fair to the Shareholders other than the management of Geac in respect of which no opinion was expressed. The Independent Committee considered the proposed transaction from a business, financial and legal perspective and Geac's current position in the enterprise software industry in the context of industry trends and the global competitive environment. The Independent Committee concluded that the Arrangement is substantively and procedurally fair to the Shareholders other than senior management and that the Arrangement is in the best interests of Geac. The foregoing discussion of the information and consideration of such factors by the Independent Committee is not intended to be exhaustive but is believed to include all material factors considered by the Independent Committee. In reaching its determination to approve and recommend the Arrangement, the Independent Committee did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given different weights to different factors. The Independent Committee was, however, unanimous in its recommendation that the Board approve the Arrangement and recommend that the Shareholders vote in favour of the Arrangement Resolution.

        The Board received a report from the Independent Committee and, following discussion, resolved unanimously to approve the Arrangement and authorized the President and CEO to finalize, execute and deliver the Arrangement Agreement.

  Debt and Equity Commitment Letters

        On November 5, 2005, Golden Gate delivered to Geac copies of debt and equity commitment letters signed by the parties agreeing to advance on fulfillment of the terms thereof the funds necessary for the completion of the acquisition of the Geac Shares pursuant to the Arrangement.

  Agreement to Vote in Favour

        On November 5, 2005, Geac entered into an agreement with Crescendo Partners II, L.P., Series F (the "Holder"). Mr. Rosenfeld is a director of Geac and a principal of the Holder. The Holder held 4,301,500 Geac Shares, representing approximately 5.0% of the outstanding Geac Shares as of such date. Pursuant to the agreement, and subject to the terms and conditions contained in that agreement, the Holder has agreed, among other things until the Expiration Date (as defined below):

  •
  to vote all of the Geac Shares held by it (i) in favour of the Arrangement; and (ii) to oppose any proposed action by any third party the result of which could be reasonably inferred to prevent or delay Geac from completing the Arrangement;

  •
  not to grant any proxies or enter into any agreements with respect to the voting of such Geac Shares; and

  •
  not to sell, transfer, pledge, encumber, hypothecate, assign or otherwise dispose of or enter into any contract, option, hedging arrangement or understanding with respect to the sale, transfer, pledge, hypothecation, assignment or other disposition of any Geac Shares held by it other than a transaction made after the record date established for voting at the Meeting to approve the Arrangement.

        The agreement with the Holder will terminate (the "Expiration Date") on the earlier of: (i) the Effective Time; (ii) March 16, 2006; (iii) following the existence of an Acquisition Proposal (as such term is defined in the Arrangement Agreement), other than the Plan of Arrangement, the date upon which the Holder notifies Geac in writing that, in the Holder's view, such Acquisition Proposal is more favourable to the holders of Geac Shares than the Plan of Arrangement; or (iv) the date the agreement is terminated in accordance with its terms, including termination immediately upon any material adverse amendment being made to the Arrangement Agreement or the Plan of Arrangement without the consent of the Holder.

  Execution and Delivery of the Arrangement Agreement

        On November 6, 2005, the Boards of Directors of the Golden Gate Affiliates authorized the entering into of the Arrangement Agreement and the Arrangement Agreement was executed and delivered by the parties thereto late in the day on November 6, 2005. The Arrangement Agreement was announced in a joint press release of Geac and Golden Gate issued at or about 7:00 a.m. on November 7, 2005.

Recommendation of the Independent Committee

        The Independent Committee has determined that the Arrangement is fair to Shareholders and is in the best interests of Geac. Accordingly, the Independent Committee unanimously recommended that the Board approve the Arrangement and recommend that Shareholders vote in favour of the Arrangement Resolution.

Recommendation of the Board

        The Board has unanimously determined that the Arrangement is fair to Shareholders and is in the best interests of Geac and Shareholders. Accordingly, the Board has approved the Arrangement and unanimously recommends that Shareholders vote in favour of the Arrangement Resolution.

Reasons for the Arrangement

        In evaluating and approving the Arrangement and in making its recommendation, the Independent Committee and the Board considered a number of factors. In view of the variety of factors considered, each of the Independent Committee and the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination as to the fairness of the Arrangement and its recommendation to Shareholders to vote for the Arrangement Resolution. The factors considered by the Independent Committee and the Board included:

  (a)
  the consideration to be received by Shareholders for each Geac Share under the Arrangement represented a premium of approximately 38.7% over the enterprise value for Geac and a premium of approximately 26.5% over the closing trading price on November 4, 2005, the trading day immediately prior to the date that Geac and Golden Gate announced that they had entered into the Arrangement Agreement, of $10.39 for the Geac Shares on the TSX and U.S.$8.77 on the NASDAQ;

  (b)
  the CIBC World Markets Fairness Opinion (for which CIBC World Markets received a fixed fee that was not contingent upon the successful completion of the Arrangement) and the Bear Stearns Fairness Opinion rendered to the Independent Committee to the effect that, subject to the limitations and assumptions set forth therein, the consideration to be received by Shareholders under the Arrangement was fair, from a financial point of view, to Shareholders. See "The Arrangement—Fairness Opinions";

  (c)
  the careful review by the Independent Committee of all strategic alternatives including continuing with Geac's current strategic plan;

  (d)
  the Arrangement consideration is all cash, which provides certainty of value to Shareholders compared to a transaction in which Shareholders would receive all or part of the consideration in shares;

  (e)
  under the Arrangement, all Shareholders are treated the same and no Shareholder receives any collateral benefit;

  (f)
  the terms and conditions of the Arrangement Agreement, including the amount of the Termination Fee payable by Geac in certain circumstances, do not prevent an unsolicited third party from proposing or making a Superior Proposal or, provided Geac complies with the terms of the Arrangement Agreement, preclude the Board from considering and acting on a Superior Proposal;

  (g)
  Geac's receipt of signed copies of debt and equity commitment letters and the firmness of the commitments therein;

  (h)
  the business risks inherent in Geac continuing to execute its "build, buy and partner" strategy in the light of the continuing substantial consolidation of enterprise software companies and the inability of Geac to complete acquisitions of other software businesses on a basis that would enhance earnings in the near term (see "The Arrangement—Background to the Arrangement Agreement");

  (i)
  the Arrangement Resolution must be approved by not less than two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote, and if a higher offer were to be made to Shareholders prior to the Meeting, Shareholders are free to support such a higher offer and vote against the Arrangement Resolution;

  (j)
  the Arrangement Resolution must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders; and

  (k)
  under the Arrangement, Registered Shareholders will have Dissent Rights.

        In reaching its determination, the Independent Committee and the Board also considered and evaluated, among other things:

  (a)
  information concerning the business, operations, property, assets, financial condition, operating results and prospects of Geac;

  (b)
  current industry, economic and market conditions and trends; and

  (c)
  historical market prices and trading information with respect to Geac Shares.

Fairness Opinions

  Bear Stearns

        Bear Stearns was retained to act as financial advisor to the Independent Committee in connection with, among other things, a potential acquisition by Golden Gate and to provide its opinion as to the fairness to Shareholders, from a financial point of view, of the consideration to be received by Shareholders under the Arrangement.

        At the meeting of the Independent Committee and the Board on November 5, 2005, Bear Stearns rendered its fairness opinion to the Independent Committee that as of the date of its opinion, and subject to the limitations and assumptions set forth therein, the consideration to be received by Shareholders under the Arrangement is fair, from a financial point of view, to Shareholders.

        Bear Stearns was not engaged to prepare, and did not prepare, a formal valuation of Geac or any of its securities or assets and the Bear Stearns Fairness Opinion should not be construed as such. Bear Stearns has, however, conducted such analyses as it considered necessary in the circumstances. In addition, the Bear Stearns Fairness Opinion is not, and should not be construed as, advice to the price at which the Geac Shares may trade at any future date. Bear Stearns was similarly not engaged to review any legal, Tax or accounting aspects of the Arrangement.

        The full text of the Bear Stearns Fairness Opinion which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by Bear Stearns in rendering its opinion, is attached as Appendix D to this Circular. Shareholders are urged to read the Bear Stearns Fairness Opinion in its entirety. The summary of this opinion described in this Circular is qualified in its entirety by reference to the full text of such opinion.

        Bear Stearns is not an Insider, Associate or Affiliate of Geac or any of its Associates or Affiliates. Bear Stearns has in the past (including in the last 24 months) provided financial advisory services to Geac in addition to the services provided in connection with the Arrangement, for which it has received compensation.

        Bear Stearns is not an Insider, Associate or Affiliate of Golden Gate or any of its Associates or Affiliates. Bear Stearns acts as a trader and dealer, both as principal and agent and, as such, it and its Affiliates, may have had and may have positions in the securities of Geac, Golden Gate and/or any of their Associates and Affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Bear Stearns conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to Geac, Golden Gate and the Arrangement.

        Pursuant to the agreement with Bear Stearns, Geac has agreed to pay Bear Stearns a fee for rendering financial advisory services which is contingent upon consummation of the Arrangement. Geac has also agreed to indemnify Bear Stearns and certain related persons against certain liabilities in connection with its engagements, including certain liabilities under securities legislation and to reimburse Bear Stearns for certain expenses incurred in connection with its engagement.

  CIBC World Markets

        CIBC World Markets was retained to provide to the Independent Committee its opinion as to the fairness to Shareholders, from a financial point of view, of the consideration to be received by Shareholders under the Arrangement.

        At the meeting of the Independent Committee and the Board on November 5, 2005, CIBC World Markets rendered its fairness opinion to the Independent Committee that as of the date of its opinion, and subject to the limitations and assumptions set forth therein, the consideration to be received by Shareholders under the Arrangement is fair, from a financial point of view, to Shareholders.

        CIBC World Markets was not engaged to prepare, and did not prepare, a formal valuation of Geac or any of its securities or assets and the CIBC World Markets Fairness Opinion should not be construed as such. CIBC World Markets was not asked to solicit expressions of interest from any other potential purchaser of Geac. CIBC World Markets has, however, conducted such analyses as it considered necessary in the circumstances. In addition, the CIBC World Markets Fairness Opinion is not, and should not be construed as, advice as to the price at which the Geac Shares may trade at any future date. CIBC World Markets was similarly not engaged to review any legal, Tax or accounting aspects of the Arrangement.

        The full text of the CIBC World Markets Fairness Opinion which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by CIBC World Markets in rendering its opinion, is attached as Appendix C to this Circular. Shareholders are urged to read the CIBC World Markets Fairness Opinion in its entirety. The summary of this opinion described in this Circular is qualified in its entirety by reference to the full text of such opinion.

        CIBC World Markets is not an Insider, Associate or Affiliate of Geac or any of its Associates or Affiliates. CIBC World Markets has in the past (including in the last 24 months) provided financial advisory services to Geac and has participated in financings involving Geac and its predecessors, Associates or Affiliates in addition to the services provided in connection with the Arrangement.

        CIBC World Markets is not an Insider, Associate or Affiliate of Golden Gate or any of its Associates or Affiliates. CIBC World Markets acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and its Affiliates, may have had and may have positions in the securities of Geac, Golden Gate and/or any of their Associates and Affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, CIBC World Markets conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to their clients on investment matters, including with respect to Geac, Golden Gate and the Arrangement.

        Geac has also agreed to indemnify CIBC World Markets and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under securities legislation and to reimburse CIBC World Markets for certain expenses incurred in connection with its engagement.

Required Shareholder Approval

        At the Meeting, Shareholders will be asked to vote to approve the Arrangement Resolution. The approval of the Arrangement Resolution will require the affirmative vote of at least two-thirds of the votes cast by holders of outstanding Geac Shares present in person or represented by proxy at the Meeting. The Arrangement Resolution must be passed by the requisite two-thirds majority in order for Geac to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order. Notwithstanding the approval by Shareholders of the Arrangement Resolution, Geac reserves the right not to proceed with the Arrangement in accordance with the terms of the Arrangement Agreement.

Arrangement Mechanics

        The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement which is attached as Appendix E to this Circular. Upon the Arrangement becoming effective, the following transactions, among others, will occur and will be deemed to occur:

  •
  Effect of Arrangement on Geac Shares:  All of the Geac Shares issued and outstanding, other than such number of Geac Shares in excess of 1,332,250 Geac Shares held by the trust fund established pursuant to the Geac Restricted Share Unit Plan (the "Excess RSU Shares"), immediately prior to the Effective Time held by each Shareholder shall, without any further action on behalf of such Shareholder, be transferred to, and acquired by, Acquisition Sub without any act or formality on its part in exchange for a cash amount equal to the product of the number of Geac Shares held by such holder and U.S.$11.10 and Acquisition Sub shall be deemed to be the legal and beneficial owner thereof; and

  •
  Effect of Arrangement on Geac Options:  All of the Geac Options granted and outstanding immediately prior to the Effective Time shall, without any further action on behalf of any Geac Option holder, be transferred by the holders thereof to Geac without any act or formality on its or their part in exchange for a cash amount for each Geac option equal to the greater of (A) U.S.$0.01; and (B) the amount, if any, by which U.S.$11.10 exceeds the exercise price (as converted into U.S. dollars pursuant to the Plan of Arrangement) payable under such Geac Option by the holder to acquire the Geac Share underlying such Geac Option. All Geac Options issued and outstanding immediately prior to the Effective Time shall thereafter immediately be cancelled.

        These transactions will occur in the order set forth in the Plan of Arrangement.

  Letter of Transmittal

        If you are a Shareholder, you should have received with this Circular a Letter of Transmittal printed on blue paper. In order to receive the Common Share Consideration for your Geac Shares, you must complete and sign the Letter of Transmittal enclosed with this Circular and deliver it and the other documents required by it to the Depositary in accordance with the instructions contained in the Letter of Transmittal. You can request additional copies of the Letter of Transmittal by contacting the Depositary. The Letter of Transmittal is also available at the website maintained by CDS at www.sedar.com.

        The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully.

  Geac Option Holder Consent and Direction

        In order to receive the Option Consideration for the Geac Options, a holder of Geac Options must complete, sign, date and return the enclosed Consent and Direction in accordance with the instructions set out in the enclosed letter to holders of Geac Options.

  Delivery of Consideration

        Prior to the Effective Time, Acquisition Sub will deliver the Common Share Consideration to the Depositary and Geac will deliver the Option Consideration to the Depositary.

        As soon as practicable after the Effective Time, upon surrender to the Depositary for cancellation of certificate(s) which immediately prior to the Effective Time represented one or more Geac Shares that were exchanged for cash under the Arrangement, together with the Letter of Transmittal, the holder of such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a cheque issued by the Depositary representing that amount of cash which such holder has the right to receive, and the certificate so surrendered shall forthwith be cancelled. On and after the Effective Time, all certificates that represented Geac Shares immediately prior to the Effective Time will cease to represent any rights with respect to Geac Shares and will only represent the right to receive the applicable portion of the Common Share Consideration payable pursuant to the Plan of Arrangement.

        Any use of mail to transmit certificate(s) for Geac Shares and/or Letters of Transmittal is at the risk of the relevant Geac Shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, and with proper insurance, be used.

        In the event of a transfer of ownership of Geac Shares prior to the Effective Time that is not registered in the transfer records of Geac, a cheque representing the proper amount of cash may be delivered to the transferee if the certificate representing such Geac Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer prior to the Effective Time.

        Under no circumstances will interest on the consideration payable in connection with the Arrangement accrue or be paid by Geac, Parent, Acquisition Sub or the Depositary to persons depositing Geac Shares in connection with the Arrangement, regardless of any delay in making such payment.

        The Depositary will act as the agent of persons who have deposited Geac Shares in connection with the Arrangement for the purpose of receiving payment from Acquisition Sub and transmitting payment from Acquisition Sub to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Geac Shares.

        Unless otherwise directed in the Letter of Transmittal, the cheque to be issued pursuant to the Arrangement will be issued in the name of the Registered Shareholder of the Geac Shares so deposited. Unless the person who deposits the certificates representing the Geac Shares instructs the Depositary to hold the cheque for pick up by checking the appropriate box in the Letter of Transmittal, cheques payable in U.S. funds will be forwarded by first class insured mail to the addresses supplied in the Letter of Transmittal. If no address is provided, cheques will be forwarded to the address of the Shareholder as shown on the register of the Transfer Agent.

        If any Shareholder fails for any reason to surrender to the Depositary for cancellation the certificates formerly representing Geac Shares, together with such other documents or instruments required to entitle the holder to receive the cash payment described above, on or before the second anniversary of the Effective Date, such certificate shall cease to represent a claim by or interest of any former shareholder of any kind or nature against or in Amalco, Geac, Parent or Acquisition Sub. On such anniversary date, all certificates representing Geac shares and cash to which such former holder was entitled, together with any entitlements to dividends, distributions and interest thereon, shall be deemed to have been surrendered to Amalco.

        Geac, Acquisition Sub, Amalco and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to a Geac Shareholder such amounts as Geac, Acquisition Sub, Amalco, or the Depositary is required or permitted to deduct and withhold with respect to such payment under applicable Law.

        The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out of pocket expenses and will be indemnified against certain liabilities under applicable securities Laws and expenses in connection therewith.

Interests of Senior Management and Others in the Arrangement

        Shareholders should be aware that a number of directors and executive officers of Geac may have interests in the Arrangement different from, or in addition to, the interests of Shareholders.

  Directors

        Mr. Jones, the President and Chief Executive Officer of Geac, is also a director of Geac. He is not included in the following discussion; he is included in the discussion below under the heading "Officers".

        The directors of Geac beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 6,148,530 Geac Shares, representing approximately 7.04% of the Geac Shares outstanding as of the close of business on December 2, 2005. All of the Geac Shares held by the directors of Geac will be treated in the same fashion under the Arrangement as Geac Shares held by any other Geac Shareholder.

        The directors of Geac beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 510,000 Geac Options, representing approximately 9.04% of the Geac Options outstanding as of the close of business on December 2, 2005. All of the Geac Options held by the directors of Geac will be treated in the same fashion under the Arrangement as Geac Options held by every other Geac Option holder. As contemplated by the Arrangement, each Geac Option (including any unvested Geac Options, which shall be accelerated) will be acquired by Geac immediately prior to the Effective Time in exchange for a cash payment from Geac or an Affiliate of Geac equal to the greater of (A) U.S.$0.01; and (B) the amount, if any, by which U.S.$11.10 exceeds the exercise price thereof (as converted into U.S. dollars pursuant to the Plan of Arrangement). All Geac Options issued and outstanding immediately prior to the Effective Time will thereafter immediately be cancelled under the terms of the Arrangement. The aggregate consideration payable to the directors of Geac under the Arrangement in respect of their Geac Options is approximately U.S.$2,385,519, assuming none of them exercises or disposes of any Geac Options prior to the Effective Date.

        The directors are paid for meetings of the Independent Committee on the same basis as the per meeting fees for Board meetings (when a meeting of the Independent Committee was held in conjunction with a Board meeting, no additional meeting fee was payable). In addition, the members of the Independent Committee may receive an additional retainer in recognition of the considerable commitment of time and effort involved in the sale process. Any such fee will be determined closer to the time of closing of the Arrangement. The preliminary recommendation of the Human Resources and Nominating Committee is that the Chairman of the Independent Committee be paid a retainer fee of U.S.$30,000 and each other member a retainer fee of U.S.$20,000. Otherwise, no compensation arrangements with directors of Geac will be amended in connection with the Arrangement.

        Pursuant to the Geac Deferred Share Unit Plan and the Plan of Arrangement, immediately after the Effective Time all directors of Geac shall cease to be directors of Geac and thereafter all Geac DSUs shall be satisfied in full by the payment by Geac or an Affiliate to the holders thereof of U.S.$11.10 in respect of each such Geac DSU. The aggregate consideration payable to all directors of Geac under the Deferred Share Unit Plan upon completion of the Arrangement will be approximately U.S.$1,132,200.

  Officers

        Mr. Jespersen, the Chairman of the Board, does not serve full-time and accordingly is not treated by Geac as an executive officer for any regulatory or other purpose and he is therefore not included in the following discussion.

        The executive officers of Geac, in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over 343,279 Geac Shares, representing approximately 0.39% of the Geac Shares outstanding as of the close of business on December 2, 2005. All of the Geac Shares held by the officers of Geac will be treated in the same fashion under the Arrangement as Geac Shares held by any other Geac Shareholder.

        The executive officers of Geac, in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over 2,599,750 Geac Options, representing approximately 46.1% of the Geac Options outstanding as of the close of business on December 2, 2005. All of the Geac Options held by the officers of Geac will be treated in the same fashion under the Arrangement as Geac Options held by every other Geac Option holder. The aggregate consideration payable to the officers of Geac under the Arrangement in respect of their Geac Options is approximately U.S.$14,554,372, assuming none of them exercises or disposes of any Geac Options prior to the Effective Date.

        The executive officers of Geac are generally parties to and have the benefit of various employment agreements with Geac. The employment agreements, among other things, provide generally that the officers of Geac will be entitled to receive an amount ranging from 50% of annual base salary up to 100% of annual base salary plus annual bonus, together with certain other specified benefits, in the event of a resignation following a change of control and a change affecting their employment within twelve months of a change of control. In the case of Mr. Jones, he will be entitled to receive three times his total annual compensation together with other specified benefits, in the event of a resignation within 120 days following a change of control. Completion of the Arrangement will constitute a change of control under the employment agreements.

        Certain Geac officers hold Geac RSUs, the vesting of a portion of which may be accelerated on the Effective Date upon the satisfaction of individual performance objectives. Thereafter, the Geac Restricted Share Unit Plan will be terminated under the Plan of Arrangement.

        The officers of Geac are also generally entitled to benefits, rights and payments under Geac's various incentive, retirement and pension plans. These benefits arise as normal incidents of employment for the officers of Geac and are not materially altered by the completion of the Arrangement.

        Further information with respect to the compensation and the financial holdings and interests of the President and Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated officers of Geac is contained in Geac's information circular dated August 4, 2005 with respect to the annual meeting of Shareholders held on September 13, 2005, which is incorporated by reference into this Circular.

  Indemnification and Insurance

        The Arrangement Agreement provides that all rights to indemnification or exculpation in favour of present and former directors and officers of Geac and its subsidiaries shall survive the completion of the Transactions and shall continue in full force and effect for a period of not less than six years from the Effective Date. The Arrangement Agreement also provides that Geac shall obtain and pay for a directors' and officers' liability insurance "tail" policy with a term of six years following the Effective Date and providing for coverage and amounts, and containing terms and conditions, which are no less favourable to the directors and officers of Geac than the current policies of directors' and officers' liability insurance maintained by Geac; provided, however, that in no event will Geac pay in excess of 250% of the annual premium currently paid by Geac for such coverage for the purchase of this insurance.

Intentions of Geac Directors and Executive Officers

        The directors and executive officers of Geac, who beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 6,483,739 Geac Shares as at December 2, 2005, which represent less than 7.5% of the outstanding Geac Shares, have indicated that they intend to vote in favour of the Arrangement Resolution.

Sources of Funds for the Arrangement

        Under the Arrangement, an aggregate amount of approximately U.S.$1.0 billion will be required to fund the Arrangement. Geac is expected to pay an aggregate amount of approximately U.S.$32,304,237 to acquire and cancel all outstanding Geac Options and to satisfy all outstanding Geac DSUs. The following arrangements are intended to provide the balance of the necessary funding for the Arrangement.

  Loan from Lender Sub

        Pursuant to the Arrangement Agreement, Lender Sub, a wholly-owned subsidiary of Geac, will provide at least U.S.$130 million in funding to Acquisition Sub. Such amount shall be increased by any additional available funds requested by Parent in advance of the Effective Date and agreed to by Geac, acting reasonably, subject to adjustment for any Taxes payable and amounts payable by Geac in respect of Geac Options and Geac DSUs.

  Debt Financing

        Acquisition Sub has received a commitment letter from JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Merrill Lynch Capital Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Foothill, Inc., and Infor has received a commitment letter from JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Credit Suisse, Cayman Islands branch, and Wells Fargo Foothill, Inc., in an aggregate amount which, together with the loan from Lender Sub described above and the equity financing described below, is sufficient to fund the acquisition pursuant to the Arrangement. These financial institutions have the option of arranging to have other financial institutions provide portions of these facilities.

        The obligation of the financial institutions to provide the debt financing on the terms outlined in the Debt Commitment Letter is subject to the following conditions, among others:

  •
  certain EBITDA levels shall have been achieved by Geac;

  •
  there not having occurred any change, effect, event or occurrence or state of facts that is, or would reasonably be expected to result in a Material Adverse Effect; and

  •
  other customary conditions for financings of this type.

        Borrowings under the credit facilities will bear interest, at Acquisition Sub's option, at the London interbank offered rate or the base rate, in each case plus a margin.

        The financial institutions' commitments under the Debt Commitment Letter expire on March 16, 2006 if the Arrangement has not been completed by that time.

  Equity Financing

        Acquisition Sub has entered into a commitment letter pursuant to which Golden Gate has agreed, on the terms and subject to the conditions in the commitment letter, to invest or arrange for investment of U.S.$135 million in cash as a source of funds required to consummate the Arrangement. The amount of the equity commitment may be increased under certain circumstances to an amount not to exceed U.S.$148 million. The obligation of Golden Gate to provide the equity financing on the terms outlined in the commitment letter is subject to the receipt by Acquisition Sub of the financing proceeds contemplated by the Debt Financing described above, consummation of the Arrangement and satisfaction of the conditions precedent to Acquisition Sub's obligation to complete the Arrangement. The equity commitment from Golden Gate expires upon the first to occur of (a) the consummation of the Arrangement, (b) the termination of the Arrangement Agreement and (c) the termination of the Debt Financing commitments.

  Alternative Financing

        Acquisition Sub has no agreement in place with respect to alternative funding in the event it is unable to obtain the financing described under "Debt Financing" and "Equity Financing" above. However, other than in connection with the Arrangement Agreement, Parent and Magellan have agreed not to permit any of their respective controlled Affiliates, without the prior written consent of Geac, to take any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financing, that would reasonably be expected to materially and adversely impair, delay or prevent Parent's obtaining of the financings contemplated by the Debt Commitment Letter or equity commitment letter from Golden Gate. Moreover, Parent has agreed not to amend or alter, the equity commitment letter from Golden Gate in any manner that would materially and adversely impair, delay or prevent the consummation of the Transactions without the prior written consent of Geac. Additionally, Parent and Magellan agreed not to amend or alter the Debt Commitment Letter in any manner that would materially and adversely impair, delay or prevent the consummation of the Transactions without the prior written consent of Geac. Moreover, if either the Debt Commitment Letter or the equity commitment letter from Golden Gate discussed in the preceding paragraph are terminated or modified in a manner materially adverse to Parent or Infor for any reason, Parent shall use commercially reasonable efforts to (i) obtain, and, if obtained, will provide Geac with a copy of, a new financing commitment that provides for at least the same amount of financing as contemplated by the Debt Commitment Letter and equity commitment letter from Golden Gate as such were originally issued; (ii) enter into definitive agreements with respect to such new financing; and (iii) obtain funds under such agreements to the extent necessary to consummate the Transactions; provided that Parent shall be under no obligation to obtain or seek to obtain any financing commitment containing terms or funding conditions less favourable to Parent or its Affiliates than those included in the Debt Commitment Letter and equity commitment letter from Golden Gate (as determined in Parent's good faith and reasonable discretion). If, after Parent's use of commercially reasonable efforts, Parent is unable to obtain such new financing as described in the immediately preceding sentence, then Geac may, in its sole discretion, propose an alternative new financing that provides for at least the same amount of financing as contemplated by the Debt Commitment Letter and equity commitment letter from Golden Gate as originally issued on terms that are not less favourable to Parent and its Affiliates than those set forth in the Debt Commitment Letter and equity commitment letter from Golden Gate as originally issued (as determined in Parent's good faith and reasonable discretion), and Parent shall use commercially reasonable efforts to enter into definitive agreements with respect to such alternative new financing and obtain funds under such agreements to the extent necessary to consummate the Transactions.

OTHER TERMS OF THE ARRANGEMENT AGREEMENT

        The following description of certain material provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement which is attached as Appendix B to this Circular.

Effective Date of the Arrangement

        The Arrangement Agreement provides, in effect, that the Effective Date is to occur on the later of (i) seven Business Days after satisfaction or waiver of the conditions to closing, and (ii) the Outside Date; or on such other date as Geac and Parent may agree. The "Outside Date" is defined, in general terms, as February 17, 2006, subject to automatic extension to March 16, 2006 if necessary regulatory approvals have not been obtained or the debt financing referred to under the heading "The Arrangement—Sources of Funds for the Arrangement" has not been obtained, and may be extended to such later date as may be agreed by Geac, Acquisition Sub and Parent. The Effective Date is currently expected to occur on or about February 17, 2006.

Conduct of Geac's Business Pending the Effective Date

        Until the earlier of the Effective Date and the termination of the Arrangement Agreement, Geac is required to conduct its business in the ordinary course consistent with past custom and practice, and use all commercially reasonable efforts to maintain and preserve its and its subsidiaries' business organization, assets, employees, goodwill and business relationships.

Covenants

        Geac has covenanted with Parent with respect to certain matters. Those covenants contain, among other things, certain general restrictions on conducting business other than in the ordinary course, and including, subject to certain exceptions, restrictions on amending its articles or by-laws; declaring, setting aside or paying any dividend or other distribution in respect of any Geac Shares or the securities of any subsidiary; issuing, granting, selling or pledging any shares of Geac or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, such shares; redeeming, purchasing or otherwise acquiring any of its outstanding securities; amending the terms of any of its securities; adopting a plan of liquidation or resolution providing for liquidation, dissolution, merger, consolidation or a reorganization of Geac; selling, pledging, disposing of or encumbering any material assets out of the ordinary course of business; acquiring any corporation, partnership or other business organization or division thereof; acquiring any material property or assets; incurring any indebtedness for borrowed money; paying, discharging or satisfying any obligations; waiving, releasing, granting or transferring any rights of material value; entering into, terminating or modifying any material contracts; making any material tax elections; and entering into or modifying arrangements regarding Geac's employees.

        In addition, Geac covenanted that immediately prior to the Effective Time, it and its subsidiaries would have at least U.S.$130 million of freely available cash, after deducting all of the actual costs, fees and expenses incurred or which may be incurred by Geac or its subsidiaries or on their behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of the Arrangement Agreement and the Transactions at any time prior to the Effective Time, but excluding costs, fees or expenses directly resulting from actions taken pursuant to the Arrangement Agreement.

        Geac also covenanted that its unaudited interim financial statements as at and for the six months ended October 31, 2005 (including the notes thereto and related MD&A): (1) will not, at the time filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and (2) will include all documents required to be filed in accordance with securities Laws with the Canadian Securities Administrators and the United States Securities and Exchange Commission.

        The mutual covenants of Geac, Acquisition Sub and Parent include an agreement to not take any action or refrain from taking any commercially reasonable action which is inconsistent with the Arrangement Agreement or which would reasonably be expected to significantly impede the consummation of the Transactions. As well, Geac, Acquisition Sub and Parent each covenanted to use commercially reasonable efforts to satisfy the conditions precedent including, obtaining all necessary waivers, consents and approvals required to be obtained to consummate the Arrangement; carrying out the terms of the Interim Order and the Final Order; obtaining all regulatory approvals; effecting all necessary registrations, filings and submissions requested by Governmental Entities; opposing, lifting or rescinding any injunction or restraining order against it or other order or action seeking to stop or otherwise adversely affecting its ability to complete the Arrangement; defending all lawsuits or other legal, regulatory or other proceedings against Geac; co-operating with the other party in connection with the performance by it and its subsidiaries of their obligations; obtaining all necessary or desirable consents, waivers or approvals under Contracts; and providing, on a timely basis, reasonable co-operation in connection with the arrangement of any financing or dealings with Canadian Tax or other Government Entities. Parent and Infor have specifically covenanted to use commercially reasonable efforts to satisfy in all material respects, all terms, conditions, representations and warranties set forth in the Debt Commitment Letter and to enter into definitive agreements with respect to the financings contemplated by the Debt Commitment Letter as soon as reasonably practicable but in any event at the Effective Time.

        Additionally, as detailed under the heading "Alternative Financing" above, in certain circumstances Parent has agreed to take certain actions to obtain alternative financing and has agreed not to take certain actions that could impact the receipt of the funds covered by the Debt Commitment Letter or the equity commitment letter from Golden Gate.

        In addition, pursuant to the Arrangement Agreement, the Geac Employee Share Purchase Plan will be terminated. From August 1, 2005 until January 31, 2006, Geac agreed not to issue more than 83,500 shares pursuant to the Employee Share Purchase Plan and Geac agreed not to extend the Geac Employee Share Purchase Plan beyond that time. Geac agreed to take such actions to suspend the operation of the Geac Employee Share Purchase Plan for the period ending on the last day of the calendar month prior to the Effective Time. During such period of suspension, Geac will not accept any further employee contributions under the Geac Employee Share Purchase Plan.

Non-Solicitation Covenants

  Termination of Existing Discussions

        The Arrangement Agreement requires Geac to immediately terminate any existing discussions or negotiations with any parties (other than Parent) with respect to any proposal that constitutes or may reasonably be expected to constitute, an Acquisition Proposal and request the return or destruction by third parties of all confidential information provided to them regarding Geac in connection with an Acquisition Proposal at any time since October 31, 2004.

  Non-Solicitation Covenant

        The Arrangement Agreement provides that, except as contemplated below, Geac shall not, directly or indirectly:

  •
  solicit, initiate, or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding an Acquisition Proposal;

  •
  participate in any discussions or negotiations regarding an Acquisition Proposal;

  •
  withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval of the Board of the Plan of Arrangement;

  •
  approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; or

  •
  accept or enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal.

  Ability to Respond to Superior Proposal

        Notwithstanding the above, the Board may take any actions described under the heading "Non-Solicitation Covenant" above in respect of an Acquisition Proposal that is a Superior Proposal.

  Notice to Parent of Acquisition Proposals

        Geac has agreed to notify Parent promptly, within 24 hours, in writing, of any future Acquisition Proposal or written inquiry that would reasonably be expected to lead to an Acquisition Proposal of which Geac's directors or officers become aware, or any request for non-public information relating to Geac or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Geac or any of its subsidiaries by any Person that informs Geac or any of its subsidiaries that such Person is considering making, or has made, an Acquisition Proposal. The notice must include a description of all of the material terms and conditions of any oral or other communications related to an Acquisition Proposal, including the identity of the Person making such Acquisition Proposal. If the Board receives what it determines in good faith constitutes a Superior Proposal, Geac shall provide to Parent a written copy of all documentation relating to such Superior Proposal promptly and in no event later than 48 hours after such receipt.

  Providing Confidential Information in Respect of an Acquisition Proposal

        If Geac receives a request for material non-public information from a Person who proposes in writing an unsolicited bona fide Acquisition Proposal and the Board determines that such proposal would be a Superior Proposal made in compliance with the non-solicitation obligations summarized above, then, and only in such case, the Board may, subject to the execution by such Person of a confidentiality agreement with substantially the same terms as the confidentiality agreement between Geac and Golden Gate Private Equity, Inc. dated August 10, 2005, provide such Person with access to information regarding Geac; provided, however, that the Person making the Acquisition Proposal shall not be precluded under such confidentiality agreement from making such Acquisition Proposal, and that Geac sends a copy of any such confidentiality agreement to Parent promptly upon its execution and Parent is promptly provided with a list and copies of all information provided to such Person not previously provided to Parent and is immediately provided with access to information similar to that which was provided to such Person.

  Disclosure

        The Board is not prevented from making any disclosure to all of the Shareholders where it determines, in good faith (after consultation with outside counsel) that such disclosure is necessary for the Board to act in a manner consistent with its fiduciary duties or is otherwise required under applicable Laws.

Parent's Right to Match

        Geac may not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement as permitted pursuant to the Arrangement Agreement) unless:

  (a)
  it complies fully with the non-solicitation obligations as more fully described in the Arrangement Agreement;

  (b)
  a period of five Business Days shall have elapsed from the date on which Parent received both a copy of the Superior Proposal together with written notice from the Board that the Board determined, subject to compliance with the Arrangement Agreement, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal;

  (c)
  it provides Parent with an opportunity (within five Business Days) to propose to amend the terms of the Transactions, as described below; and

  (d)
  it pays Parent the Termination Fee, as described below.

        During the five Business Day period, Parent will have the right, but not the obligation, to offer to amend the terms of the Transactions. Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration to be received by Shareholders) constitutes a new Acquisition Proposal and Parent is afforded a new five Business Day period. The Board will review any such proposal by Parent to amend the terms of the Transactions, including an increase in, or modification of, the consideration to be received by the Shareholders, to determine whether the Acquisition Proposal to which Parent is responding would be a Superior Proposal when assessed against the Transactions as it is proposed by Parent to be amended. If the Board does not so determine, the Board will promptly reaffirm its recommendation of the Transactions as amended. If the Board does so determine, Geac may on termination of the Arrangement Agreement by Geac and payment of the Termination Fee to Parent, approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

Representations and Warranties

        The Arrangement Agreement contains representations and warranties of Geac relating to certain matters including the following: Board approval of the Arrangement; organization and qualification of the Corporation and each of its subsidiaries; authority to enter into the Arrangement Agreement; absence of any violation or breach of organizational documents; capitalization of the Corporation; fairness opinions of financial advisors; reporting status and securities Laws matters; ownership of subsidiaries; financial and annual reports; threatened or pending litigation; Taxes; absence of undisclosed liabilities; absence of any event, change or development likely to cause any Material Adverse Effect; environmental matters; title to real property; contracts; permits; pension and employee benefits; employment and collective agreements; compliance with Laws; ownership of and rights to intellectual property; insurance; absence of any violations of corrupt practices legislation; absence of further representations and warranties; brokers fees and expenses; change of control compensation; transaction expenses; Investment Canada Act; shareholder rights plan exemption; and absence of "collateral benefit" under Ontario Securities Commission Rule 61-501—Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions.

        In addition, the Arrangement Agreement contains representations and warranties of Parent, Acquisition Sub, Infor and TriSyn relating to certain matters including the following: organization and qualification of Parent, Acquisition Sub, Infor and TriSyn; authority to enter into the Arrangement Agreement and absence of any violation or breach of organizational documents; financial capability to complete the Transactions; and absence of further representations and warranties.

        The parties agreed that representations made by them expire and are terminated on the earlier of the Effective Date and the date on which the Arrangement Agreement is terminated.

Conditions to the Arrangement Becoming Effective

        The implementation of the Arrangement is subject to the following conditions being satisfied or waived by one or both of Geac and Parent at or before the Effective Date, or such other time prior thereto as specified.

  Mutual Conditions

        The respective obligations of Parent and Geac to consummate the Arrangement are subject to the satisfaction or, if permissible, waiver of the following conditions:

  (a)
  the Interim Order and the Final Order shall have each been granted in form and substance satisfactory to each of Geac and Parent, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Geac and Parent, acting reasonably, on appeal or otherwise;

  (b)
  Shareholders shall have approved the Arrangement Resolution by at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting, in accordance with the CBCA and the terms of the Interim Order;

  (c)
  no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

  (d)
  all Regulatory Approvals shall have been obtained or concluded; and

  (e)
  the Articles of Arrangement shall be in content consistent with the Arrangement Agreement and in a form satisfactory to the parties thereto, acting reasonably.

  Additional Conditions Precedent to the Obligations of Geac

        The obligations of Geac to consummate the Arrangement are subject to the satisfaction, or, if permissible, waiver of certain additional conditions, including, among others:

  (a)
  the representations and warranties of Parent qualified by materiality shall be true and correct in all respects, and the representations and warranties of Parent not so qualified shall be true and correct in all material respects, in each case, (i) as of November 6, 2005; and (ii) as of the Effective Date as though then made on and as of the Effective Date, except for those representations and warranties that address matters only as of a particular date (in which case such representations and warranties that are qualified by materiality shall be true and correct as of such date and all other representations and warranties shall be true and correct in all material respects as of such date), provided that the parties agreed that this condition shall be deemed satisfied unless the effect of all such breaches taken together would prevent or materially delay consummation of the Arrangement;

  (b)
  Parent shall have performed or complied in all material respects with all agreements and covenants required by the Arrangement Agreement to be performed or complied with by Parent at or prior to the Effective Time; and

  (c)
  Parent shall have deposited, or caused Acquisition Sub to deposit, with the Depositary in escrow the Maximum Cash Amount.

  Additional Conditions Precedent to the Obligations of Parent

        The obligations of Parent to consummate the Arrangement are subject to the satisfaction, or, if permissible, waiver of certain additional conditions, including:

  (a)
  certain specified representations and warranties of Geac shall be true and correct in all respects and all other representations and warranties of Geac shall be true and correct in all material respects, in each case, (i) as of November 6, 2005; and (ii) as of the Effective Date as though then made on and as of the Effective Date, except for those representations and warranties that address matters only as of a particular date (in which case such specified representations and warranties of Geac shall be true and correct as of such date and all other such representations and warranties shall be true and correct in all material respects as of such date), subject to certain materiality thresholds being exceeded;

  (b)
  Geac shall have performed or complied in all respects with certain specified covenants and in all material respects with all other agreements and covenants required by the Arrangement Agreement to be performed or complied with by Geac at or prior to the Effective Time;

  (c)
  Dissent Rights shall not have been exercised and remain outstanding at the Effective Time with respect to more than 10% of the outstanding Geac Shares in connection with the Arrangement;

  (d)
  there shall not be pending or threatened by or before any Governmental Entity any Proceeding seeking an injunction, judgment, decree or other order to prevent or challenge the consummation of the Arrangement or any of the other transactions contemplated hereby; and

  (e)
  the satisfaction, in accordance with the terms of the Debt Commitment Letter, of certain conditions precedent set forth in the Debt Commitment Letter.

Termination Fee Payable by Geac

        Geac will be required to pay to Parent the sum of U.S.$25 million (the "Termination Fee") in the event that (i) the Arrangement Agreement is terminated by Parent for the reason identified in paragraph (e) under the heading "Other Terms of the Arrangement Agreement—Termination" below; (ii) Geac shall have terminated the Arrangement Agreement for the reason identified in paragraph (g) under the heading "Other Terms of the Arrangement Agreement—Termination" below; (iii) Parent shall have terminated the Arrangement Agreement for the reason identified in paragraph (d) under the heading "Other Terms of the Arrangement Agreement—Termination" below due to Geac having breached its obligations under specified sections of the Arrangement Agreement; or (iv) a bona fide Acquisition Proposal shall have been made to Geac or any of its subsidiaries or any of Geac's Shareholders or any person shall have publicly announced an intention (whether or not conditional) to make a bona fide Acquisition Proposal, in each case by a person who is not Parent, Acquisition Sub, Infor or TriSyn or a controlled affiliate of any of them, with respect to Geac or any of its subsidiaries and thereafter the Arrangement Agreement is terminated by either Parent or Geac for the reason identified in paragraph (c) under the heading "Other Terms of the Arrangement Agreement—Termination" below and in any such case such Acquisition Proposal or intention shall not have been publicly withdrawn at least five Business

Days prior to the date of the Meeting. The payment of the Termination Fee for the reasons identified in this paragraph represents the exclusive remedy of Parent and Acquisition Sub in connection with the termination of the Agreement in those circumstances. Geac will be required to pay the Termination Fee within five Business Days after the date of such termination.

        If Geac pays the Termination Fee, Geac is not required to pay any of the fees mentioned under the heading "Reimbursement of Expenses" below.

Termination Fee Payable by Infor and TriSyn

        Notwithstanding any other provision in the Arrangement Agreement relating to the payment of fees, including the payment of brokerage fees, if the Arrangement Agreement is terminated by Geac for the reason identified in paragraph (f) under the heading "Other Terms of the Arrangement Agreement—Termination" below, Infor and TriSyn shall promptly, but in no event later than five Business Days after the date of such termination, pay to Geac the Termination Fee in the amount of U.S.$25 million (less the amount of any withholding explicitly required by applicable Law relating to Taxes which is concurrently paid by Infor and TriSyn) by wire transfer of immediately available funds to an account designated by Geac. The payment of the Termination Fee for the reasons identified in this paragraph represents the exclusive remedy of Geac in connection with the termination of the Agreement in those circumstances.

Reimbursement of Expenses

        Subject to certain exceptions, whether or not the Arrangement is consummated, all fees, costs and expenses incurred in connection with the Arrangement Agreement and the Transactions shall be paid by the party incurring such expense.

        If the Arrangement Agreement is terminated by Parent for the reasons identified in either (1) the termination provision summarized in paragraph (c) under the heading "Other Terms of the Arrangement Agreement—Termination" below, so long as no Termination Fee is payable by Geac, or (2) the termination provision summarized in paragraph (d) under the heading "Other Terms of the Arrangement Agreement—Termination" below, Geac shall pay to Parent the sum of up to U.S.$4.5 million in respect of Parent's actual charges and expenses incurred by Parent in connection with the Arrangement Agreement and the Transactions.

Termination

        Geac and Parent may agree in writing to terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Date, even after Shareholders have approved the Arrangement Resolution at the Meeting. In addition, either Geac or Parent may terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Time if any of the following occurs:

  (a)
  if any Law makes the completion of the Transactions illegal or otherwise prohibited;

  (b)
  if the Effective Time shall not have occurred on or before the Outside Date, subject to certain exceptions; or

  (c)
  if the Arrangement Resolution shall have failed to receive the requisite approval of at least two-thirds of the votes cast at the Meeting or at any adjournment or postponement thereof in accordance with the CBCA.

        In addition, Parent may terminate the Arrangement Agreement and abandon the Arrangement if any of the following occurs:

  (d)
  if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Geac or any such representation and warranty shall have become untrue after the date of the Arrangement Agreement, such that the condition relating to the accuracy of Geac's representations or the condition relating to Geac's performance of its covenants would not be satisfied and such breach has not been cured within twenty (20) Business Days (other than breaches of the non-solicitation and right to match covenants for which no cure period is permitted); or

  (e)
  if the Board shall have: (i) withdrawn, withheld, qualified or modified in a manner adverse to Parent its recommendation of the Arrangement Agreement (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal is considered an adverse modification), (ii) approved or recommended, or proposed publicly to approve or recommend, any Acquisition Proposal, (iii) after being requested by Parent in writing, failed to reaffirm its recommendation of the Arrangement as promptly as practicable (but in any event within two (2) Business Days) after receipt of any written request to do so from Parent or (iv) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted pursuant to the Arrangement Agreement).

        In addition, Geac may terminate the Arrangement Agreement and abandon the Arrangement if any of the following occurs:

  (f)
  if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Parent or any such representation and warranty shall have become untrue after the date of the Arrangement Agreement, such that the condition relating to either the accuracy of Parent's representations or the condition relating to Parent's performance of its covenants would not be satisfied and such breach has not been cured within twenty (20) Business Days (in connection with such provision the parties further agreed that if all the conditions precedent to Parent's obligations (including mutual conditions precedent) were satisfied and the Arrangement is not consummated because of Parent's failure to have available sufficient funds to consummate the Transactions, Parent would be in breach of the Arrangement Agreement for purposes of the provision); or

  (g)
  in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted pursuant to the Arrangement Agreement) and provided that no termination shall be effective unless and until Geac shall have paid to Parent the applicable Termination Fee.

Pre-Effective Time Reorganization

        Geac agreed to effect prior to the Effective Date, at Parent's expense, a Pre-Acquisition Reorganization as Parent may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly in accordance with its terms, provided that Parent shall provide written notice in reasonable detail to Geac of any proposed Pre-Acquisition Reorganization at least fifteen Business Days prior to the Meeting Date. Notwithstanding the foregoing, Geac shall not be obligated to effect any Pre-Acquisition Reorganization which will become effective any earlier than immediately prior to the Effective Date or that, in the opinion of Geac (A) would prejudice it or its Shareholders, or (B) would impede or materially delay the completion of the Transactions. Parent agrees to indemnify and hold Geac harmless from and against any cost, liability or expense incurred by Geac as a result of any Pre-Acquisition Reorganization undertaken if the Arrangement Agreement is terminated.

PRINCIPAL LEGAL MATTERS

Court Approval of the Arrangement and Completion of the Arrangement

        An arrangement under the CBCA requires Court approval. Prior to the mailing of this Circular, Geac obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix F to this Circular.

        Subject to the approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on January 30, 2006 at 10:00 a.m. (Toronto time) in the Court at 393 University Avenue, 10th Floor, Toronto, Ontario. Any Shareholder who wishes to appear, or to be represented, and to present evidence or arguments must serve and file a notice of appearance (a "Notice of Appearance") as set out in the Notice of Application for the Final Order and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions, if any, as the Court deems fit. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously served a Notice of Appearance in compliance with the Notice of Application and the Interim Order will be given notice of the postponement, adjournment or rescheduled date. A copy of the Notice of Application for the Final Order is attached as Appendix G to this Circular.

        Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, then Articles of Arrangement will be filed with the Director to give effect to the Arrangement.

Regulatory Matters

        The Arrangement is conditional upon the receipt of all approvals under applicable antitrust and competition Laws, or the expiration of applicable waiting periods under such Laws, including under the HSR Act and other applicable competition or antitrust Laws including those of the European Union and its Member States, in particular Germany. The Arrangement is also conditional upon the receipt of approval under the Investment Canada Act.

        Under the HSR Act, the Arrangement may not be completed until notifications have been given, required information and materials have been furnished to and reviewed by the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission, and the required waiting period has expired or been earlier terminated. Under the HSR Act, the Arrangement may not be completed until thirty (30) days after the initial filing (unless early termination of this waiting period is granted) or, if the Antitrust Division of the Department of Justice or the Federal Trade Commission issues a request for additional information, thirty (30) days after Geac and the Parent have complied with that request for additional information (unless this period is shortened by a grant of early termination). Geac, on December 9, 2005, and Parent, on December 12, 2005, filed a Notification and Report Form under the HSR Act with the U.S. Department of Justice and the Federal Trade Commission.

        Under the German antitrust and competition Laws, the Arrangement may not be completed until notification has been given and required approval has been provided by the German Bundeskartellamt ("Federal Cartel Office" or "FCO") or the required waiting periods of one month (phase 1) or four months (phase 1 and 2 together) after submission of a complete notification have expired without the FCO having prohibited the Arrangement. Golden Gate Capital Management, L.L.C. filed a Notification with the Federal Cartel Office on November 23, 2005.

        Under the Investment Canada Act, the acquisition by a non-Canadian of control of a Canadian business, the value of which exceeds certain monetary thresholds, is reviewable and subject to approval by the federal Minister responsible for the Investment Canada Act. For approval to be granted, the Minister must be satisfied that the acquisition is likely to be of net benefit to Canada. The Arrangement is subject to review under the Investment Canada Act. On December 9, 2005, Acquisition Sub filed an application for review under the Investment Canada Act seeking the approval of the Minister for the acquisition of control of Geac. Acquisition Sub cannot acquire Geac unless it has first received the approval of the Minister for the acquisition of control of Geac. The Minister has 45 days from the date of receipt by the Investment Review Division of a completed application to decide whether the investment is likely to be of net benefit to Canada. This 45 day period may be extended for a further 30 days or such longer period as may be agreed upon between the Acquisition Sub and the Minister. If no notice is sent to the applicant within the 45 day period or the extended period, as the case may be, the Arrangement is deemed to be approved.

Stock Exchange De-Listing and Reporting Issuer Status

        The Geac Shares are expected to be de-listed from the TSX and NASDAQ following the Effective Date. Geac will also seek to be deemed to have ceased to be a reporting issuer under the securities legislation of each of the provinces in Canada under which it is currently a reporting issuer (or equivalent).

DISSENTING SHAREHOLDERS' RIGHTS

        Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered Shareholders with the right to dissent from the Arrangement Resolution pursuant to section 190 of the CBCA, with modifications to the provisions of section 190 as provided in the Plan of Arrangement and the Interim Order. Any Registered Shareholder who dissents from the Arrangement Resolution in compliance with section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, will be entitled, in the event the Arrangement becomes effective, to be paid the fair value of Geac Shares held by such Dissenting Shareholder determined as of the close of business on the day before the day the Arrangement Resolution is adopted. If the holders of more than 10% of the issued and outstanding Geac Shares exercise Dissent Rights (and such dissent rights remain outstanding at the Effective Time), Parent may choose not to proceed with the Arrangement.

        Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that only a Registered Shareholder may exercise the Dissent Rights in respect of Geac Shares that are registered in that shareholder's name.

        In many cases, shares beneficially owned by a Non-Registered Holder are registered either (a) in the name of an Intermediary or (b) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise his or her Dissent Rights directly (unless the shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Holder deals in respect of its shares and either (i) instruct the Intermediary to exercise the Dissent Rights on the Non-Registered Holder's behalf (which, if the Geac Shares are registered in the name of CDS or other clearing agency, may require that such Geac Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Geac Shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would be able to exercise the Dissent Rights directly.

        A Registered Shareholder who wishes to dissent must provide a Dissent Notice to Geac c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department), or by fax to 1.416.263.9524 (Attention: Proxy Department) at or before 5:00 p.m. (Toronto time) on January 17, 2005 (or 5:00 p.m. (Toronto time) on the day that is two Business Days immediately preceding any adjourned or postponed Meeting). It is important that Registered Shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the CBCA.

        The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote at the Meeting. However, the CBCA provides, in effect, that a Registered Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to that class of shares voted in favour of the Arrangement Resolution, being the Geac Shares. The CBCA does not provide, and Geac will not assume, that a proxy submitted instructing the proxyholder to vote against the Arrangement Resolution, a vote against the Arrangement Resolution or an abstention constitutes a Dissent Notice, but a Registered Shareholder need not vote his or her Geac Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Geac Shares in favour of the Arrangement Resolution and thereby causing the Registered Shareholder to forfeit his or her Dissent Rights. See "Information Concerning the Meeting and Voting—Revocation of Proxies".

        Geac (or its successor) is required, within ten (10) days after Shareholders adopt the Arrangement Resolution, to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any Shareholder who voted for the Arrangement Resolution or who has withdrawn his or her Dissent Notice.

        A Dissenting Shareholder who has not withdrawn his or her Dissent Notice prior to the Meeting must then, within twenty (20) days after receipt of notice that the Arrangement Resolution has been adopted, or if the Dissenting Shareholder does not receive such notice, within twenty (20) days after learning that the Arrangement Resolution has been adopted, send to Geac c/o the Transfer Agent a written notice (a "Demand for Payment") containing his or her name and address, the number of Geac Shares in respect of which he or she dissents, and a demand for payment of the fair value of such Geac Shares. Within thirty (30) days after sending the Demand for Payment, the Dissenting Shareholder must send to Geac or the Transfer Agent certificates representing Geac Shares in respect of which he or she dissents. The Transfer Agent will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder. A Dissenting Shareholder who fails to make a Demand for Payment in the time required or to send certificates representing Dissenting Shares has no right to make a claim under section 190 of the CBCA.

        Under section 190 of the CBCA, after sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Shareholder in respect of his or her Dissenting Shares other than the right to be paid the fair value of the Dissenting Shares as determined pursuant to the Interim Order, unless (i) the Dissenting Shareholder withdraws his or her Dissent Notice before Geac makes an Offer to Pay, or (ii) Geac fails to make an Offer to Pay in accordance with subsection 190(12) of the CBCA and the Dissenting Shareholder withdraws the Demand for Payment, in which case the Dissenting Shareholder's rights as a Shareholder will be reinstated. Pursuant to the Plan of Arrangement, in no case shall Geac or any other person be required to recognize any Dissenting Shareholder as a Shareholder after the Effective Date, and the names of such Shareholders shall be deleted from the register of Shareholders at the Effective Date.

        Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined to be entitled to be paid fair value for their Dissenting Shares shall be deemed to have transferred such Dissenting Shares to Acquisition Sub at the Effective Time.

        Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Date.

        Amalco is required, not later than seven (7) days after the later of the Effective Date and the date on which a Demand for Payment is received from a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an Offer to Pay for his or her Dissenting Shares in an amount considered by the board of directors of Amalco to be the fair value of the Geac Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Amalco must pay for the Dissenting Shares of a Dissenting Shareholder within ten (10) days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if Amalco does not receive an acceptance within thirty (30) days after the Offer to Pay has been made.

        If Amalco fails to make an Offer to Pay for a Dissenting Shareholder's Geac Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, Amalco may, within fifty (50) days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Geac Shares of Dissenting Shareholders. If Amalco fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of twenty (20) days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

        Before making any such application to a court itself after receiving a notice that a Dissenting Shareholder has made an application to a court, Amalco will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Shareholders who have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissenting Shares of all Dissenting Shareholders. The final order of a court will be rendered against Amalco in favour of each Dissenting Shareholder for the amount of the fair value of his or her Dissenting Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

        Registered Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Geac Shares as determined under the applicable provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the consideration under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder's Dissenting Shares.

        The foregoing is only a summary of the dissenting shareholder provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order), which are technical and complex. A complete copy of section 190 of the CBCA is attached as Appendix H to this Circular. It is recommended that any Registered Shareholder wishing to avail himself or herself of his or her Dissent Rights under those provisions seek legal advice, as failure to comply strictly with the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice his or her Dissent Rights.

        For a general summary of certain income tax implications to a Dissenting Shareholder, see "Certain Tax Considerations for Shareholders".

INFORMATION CONCERNING GEAC

        The following information about Geac is a general summary only and is not intended to be comprehensive. For additional information about Geac, including executive compensation relating to Geac's senior executives, you should refer to the information described under "Geac Documents Incorporated by Reference" below.

        We are a leading global provider of software and services for businesses and governmental bodies, providing our customers with financial and operational technology solutions that allow management to measure performance and share information to improve and foster more dynamic decision-making.

        Although we view the chief financial officer of a business as our principal customer, we sell to others in an organization who are responsible for one or more of these elements in the financial value chain, including the chief information officer or CIO. Our software applications and services include cross-industry Enterprise Application Systems ("EAS") and Industry Specific Applications ("ISA"). Our EAS group serves large and mid-sized enterprises around the world by providing software systems that address transactional activities and business processes, and that monitor, measure and manage business performance. These offerings include financial administration and human resources functions, expense management, time capture, compliance, budgeting, forecasting, financial consolidation, management reporting and analysis, and enterprise resource planning ("ERP") applications. Our ISA group provides industry-specific business applications for the local government, library, construction, property management, restaurants and public safety marketplaces, including integrated EAS products for certain of these vertical markets.

        Geac Performance Management ("GPM") is our integrated product suite that is designated to enable companies to manage data efficiently, accurately and on a timely basis to enable more effective operational decisions. GPM's more sophisticated features are designated to allow companies to tighten the link between business strategy formulation and operational execution by measuring progress and tracking results. Our GPM products are reported as components of our EAS business segment; however, as we continue to integrate our GPM products into certain of our ISA products, our segmentation may evolve through the course of FY 2006.

        In addition to these software applications, we offer a broad range of professional services related to our software including application hosting, consulting, implementation and integration services, and training. We also resell third party software and hardware products for use in conjunction with our software products and services where appropriate to provide our customers with a more complete solution.

        Additional information about Geac can be found on SEDAR at www.sedar.com.

Principal Shareholders

        According to securities filings made by Third Avenue, as at September 30, 2005, Third Avenue controlled 9,254,778 Geac Shares, representing approximately 10.71% of Geac Shares as of such date. Other than Third Avenue, the directors and officers of Geac are not aware of any person who, as at November 28, 2005, beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the Geac Shares.

Indebtedness of Directors, Officers and Employees

        As of December 2, 2005, other than routine indebtedness (as defined in National Instrument 51-102—Continuous Disclosure Obligations) no employee, director or officer of Geac, and no former employee, director or officer of Geac, was indebted to the Corporation or its subsidiaries.

Auditors

        PricewaterhouseCoopers LLP is the auditor of Geac.

Capitalization of Geac

        The authorized share capital of Geac consists of an unlimited number of Geac Shares and an unlimited number of preference shares, issuable in series, of which, as at the close of business on December 2, 2005, 87,320,871 Geac Shares, and no preference shares, were issued and outstanding. As at the close of business on December 2, 2005, there were outstanding Geac Options to purchase an aggregate of 5,639,563 Geac Shares.

Geac Documents Incorporated by Reference

        The following documents (copies of which are available on the SEDAR website at www.sedar.com) filed with the various securities commissions or similar regulatory authorities in all the provinces of Canada are specifically incorporated by reference in and form an integral part of this Circular:

  1.
  Geac's Management Information Circular dated August 4, 2005 in respect of its annual meeting of Shareholders held on September 13, 2005; and

  2.
  the material change report of Geac dated November 7, 2005 relating to the announcement of the Arrangement (to which is attached the Arrangement Agreement entered into by Geac and the Golden Gate Affiliates on November 6, 2005).

        All documents of the type referred to above (other than confidential material change reports) filed by Geac with any securities commission or similar regulatory authority in Canada after the date of this Circular and prior to the Effective Date or the termination of the Arrangement Agreement shall be deemed to be incorporated by reference in this Circular.

        Information concerning Geac, its subsidiaries and their respective businesses and operations has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada (the permanent information record in Quebec). Copies of the Geac documents incorporated by reference herein may be obtained upon request without charge from the Corporate Secretary of Geac at 11 Allstate Parkway, Suite 300, Markham, Ontario, L3R 9T8, or by telephone at 905.475.0525. For the purpose of the Province of Quebec, this Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may also be obtained upon request without charge from the Corporate Secretary of Geac at the above mentioned address and telephone number. Copies may also be obtained through the Internet at www.sedar.com.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

        The making of a modifying or superseding statement will not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

INFORMATION CONCERNING GOLDEN GATE AND ITS AFFILIATES

        The following information about Golden Gate is a general summary only and is not intended to be comprehensive.

        Golden Gate is a San Francisco-based private equity investment firm with over U.S.$2.5 billion of capital under management dedicated to investing in high-growth businesses in change-intensive industries. Golden Gate invests in situations where there is a demonstrable opportunity to enhance a company's value significantly. Golden Gate principals have a long and successful history of investing in a wide range of transactions, including leveraged buyouts and recapitalizations, corporate divestitures and spin-offs, build-ups and venture stage investing. Target investment sectors include technology and other traditional industries that are either undergoing significant changes or exhibiting attractive growth dynamics.

        Infor is a global provider of business solutions to the manufacturing industries. Infor solutions are best-in-class, industry-specific solutions that provide collaborative supply chain planning, Internet commerce, relationship management, and ERP capabilities to serve select industries including automotive, food, beverage, chemical, pharmaceutical, consumer packaged goods, and biotechnology. Infor is a party to the Arrangement Agreement solely for the purposes of the following: Infor's representations and warranties as described under the heading "Representations and Warranties" above; to use commercially reasonable efforts to satisfy the terms, conditions, representations and warranties set forth in the Debt Commitment Letter and to enforce its rights under such Debt Commitment Letter; and to make, together with TriSyn, payment to Geac of the Termination Fee as described under the heading "Termination Fee Payable by Infor and TriSyn" above.

        TriSyn provides mission-critical, back-office software that streamlines banking operations for many of the top 100 U.S. banks. For more than two decades, TriSyn products have been helping banks and other financial institutions successfully meet the challenges of the marketplace by optimizing their business processes, and maximizing the accessibility and value of their operating information. TriSyn is a party to the Arrangement Agreement solely for the purposes of the following: TriSyn's representations and warranties as described under the heading "Representations and Warranties" above; and to make, together with Infor, payment to Geac of the Termination Fee as described under the heading "Termination Fee Payable by Infor and TriSyn" above.

GEAC MARKET PRICE AND TRADING VOLUME DATA

        The Geac Shares are listed and posted for trading on the TSX under the symbol "GAC" and on NASDAQ under the symbol "GEAC". The following table summarizes the market price and volumes of trading of the Geac Shares on the TSX for each of the periods indicated:

	Price Range
	High	Low	Volume
2005
First Quarter	$10.84	$8.55	22,119,800
Second Quarter	$11.50	$9.88	23,088,200
Third Quarter	$12.25	$10.45	16,537,760
October	$10.94	$10.07	5,540,089
November	$12.96	$10.32	30,540,590
December (to December 2, 2005)	$12.57	$12.50	951,307
2004
First Quarter	$9.07	$6.66	29,260,600
Second Quarter	$9.75	$7.50	21,096,050
Third Quarter	$9.23	$7.32	15,391,620
Fourth Quarter	$9.49	$7.94	22,385,230
2003
First Quarter	$5.09	$3.80	12,848,040
Second Quarter	$5.86	$4.75	18,029,100
Third Quarter	$6.73	$4.45	21,617,260
Fourth Quarter	$7.34	$5.72	23,192,890

        The following table summarizes the market price and volumes of trading of the Geac Shares on the NASDAQ for each of the periods indicated:

	Price Range
	High		Low		Volume
2005(1)
First Quarter	U.S.$	9.01	U.S.$	6.91	3,291,740
Second Quarter	U.S.$	9.48	U.S.$	7.59	3,393,180
Third Quarter	U.S.$	10.25	U.S.$	8.37	5,402,330
October	U.S.$	9.40	U.S.$	8.29	1,959,191
November	U.S.$	10.87	U.S.$	8.72	15,202,246
December (to December 2, 2005)	U.S.$	10.80	U.S.$	10.71	410,300
2004
First Quarter	U.S.$	6.94	U.S.$	5.60	3,440,780
Second Quarter	U.S.$	7.21	U.S.$	5.38	1,774,540
Third Quarter	U.S.$	7.25	U.S.$	5.52	3,573,660
Fourth Quarter	U.S.$	7.99	U.S.$	6.26	4,288,670

(1) Geac began trading on the NASDAQ National Market under the symbol "GEAC" on February 3, 2004.

        On November 4, 2005, the trading day immediately prior to the announcement of the Arrangement, the closing price of the Geac Shares on the TSX was $10.39 per Geac Share and on the NASDAQ was U.S.$8.77 per Geac Share. The volume weighted average trading price of the Geac Shares on the TSX for the twenty (20) trading days ended on November 4, 2005 was $10.57 per Geac Share and on the NASDAQ was U.S.$9.00 per Geac Share.

CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS

Certain Canadian Federal Income Tax Considerations

        In the opinion of Blake, Cassels & Graydon LLP, Canadian counsel to Geac, the following summary describes the principal Canadian federal income tax considerations generally applicable to a Shareholder who, for the purposes of the Tax Act and at all relevant times, holds its Geac Shares as capital property, deals at arm's length with Geac, Golden Gate, Acquisition Sub and Parent, and is not affiliated with Geac, Golden Gate, Acquisition Sub or Parent.

        Generally, Geac Shares will be capital property to a Shareholder unless the Geac Shares are held or were acquired in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Shareholders who are residents of Canada for purposes of the Tax Act and whose Geac Shares might not otherwise be capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Geac Shares and every other "Canadian security" (as defined in the Tax Act) owned by them deemed to be capital property in the taxation year of the election and in all subsequent taxation years. Such Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

        This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the "Regulations") and counsel's understanding of the current administrative policies and assessing practices of the CRA made publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign Tax legislation or considerations, which may be different from those discussed in this summary. This summary assumes that the Geac Shares will be listed on the TSX at the Effective Time.

        This summary is not applicable to a Shareholder (i) that is, for the purposes of certain rules in the Tax Act applicable to securities held by financial institutions, a "financial institution" (as defined in the Tax Act), or (ii) who acquired his or her Geac Shares upon the exercise of a Geac Option. The acquisition of Geac Options pursuant to the Arrangement has material tax consequences which are not described herein. Each holder of Geac Options is urged to consult his or her own tax advisors concerning the tax consequences of the Arrangement for holders of Geac Options.

        This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own tax advisors with respect to the Canadian federal income tax consequences of the Arrangement having regard to their own particular circumstances.

  Currency Translation

        All amounts relevant to the computation of income under the Tax Act must be reported in Canadian dollars. Any amount that is expressed or denominated in a currency other than Canadian dollars, including adjusted cost base and proceeds of disposition, must be converted into Canadian dollars based on the spot currency exchange rate prevailing on the date each such amount arises.

  Shareholders Resident in Canada

        The following portion of this summary is applicable to a Shareholder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be a Resident Holder.

  Disposition of Geac Shares

        A Resident Holder who disposes of Geac Shares under the Arrangement will realize a capital gain (or capital loss) equal to the amount by which the cash received by the Resident Holder under the Arrangement, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Geac Shares to the Resident Holder.

        Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by the Resident Holder in the year. A Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized in the year, and allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three (3) preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and in the circumstances prescribed by the Tax Act.

        The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Geac Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Geac Share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns Geac Shares or where a partnership or trust of which a corporation is a member or a beneficiary is a member of a partnership or a beneficiary of a trust that owns Geac Shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

        Capital gains realized by an individual or a trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act. A Resident Holder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on investment income, including taxable capital gains.

  Dissenting Shareholders

        A Resident Holder who exercises Dissent Rights (a "Resident Dissenting Shareholder") will transfer such holder's Geac Shares to Acquisition Sub in exchange for payment by Acquisition Sub of the fair value of such Geac Shares. In general, a Resident Dissenting Shareholder will realize a capital gain (or capital loss) equal to the amount by which the cash received in respect of the fair value of the holder's Geac Shares (other than in respect of interest awarded by a court), net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such Geac Shares. See "Disposition of Geac Shares" above. Interest awarded by a court to a Resident Dissenting Shareholder will be included in the shareholder's income for the purposes of the Tax Act. Resident Dissenting Shareholders should consult their own tax advisors.

  Shareholders Not Resident in Canada

        The following portion of this summary is applicable to a Shareholder who is a Non-Resident Holder. Special rules, which are not discussed in this summary, may apply to a non-resident Shareholder that is either an insurer carrying on business in Canada and elsewhere or an authorized foreign bank.

  Disposition of Geac Shares

        A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Geac Shares under the Arrangement unless the Geac Shares are "taxable Canadian property" (within the meaning of the Tax Act) to the Non-Resident Holder at the Effective Time and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty.

        Generally, Geac Shares will not be taxable Canadian property to a Non-Resident Holder at the Effective Time provided that (i) the Geac Shares are listed on a prescribed stock exchange (which includes the TSX) at that time, and (ii) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length, or the Non-Resident Holder together with all such persons, has not owned 25% or more of the issued shares of any class or series of the capital stock of Geac at any time during the sixty (60) month period that ends at the Effective Time. Notwithstanding the foregoing, Geac Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

        Even if Geac Shares are considered to be taxable Canadian property of a Non-Resident Holder at the Effective Time, the Non-Resident Holder may be exempt from Tax under the Tax Act pursuant to the terms of an applicable income Tax treaty. Non-Resident Holders should consult their own Tax advisors with respect to the availability of any relief under the terms of any applicable income tax treaty in their particular circumstances.

        In the event that the Geac Shares constitute taxable Canadian property to a Non-Resident Holder and any capital gain realized by the Non-Resident Holder on the disposition of Geac Shares under the Arrangement is not exempt from tax under the Tax Act by virtue of an applicable income tax treaty, then the tax consequences described above under the heading "Shareholders Resident in Canada—Disposition of Geac Shares" will generally apply.

  Dissenting Shareholders

        A Non-Resident Holder who exercises Dissent Rights (a "Non-Resident Dissenting Shareholder") will transfer such holder's Geac Shares to Acquisition Sub in exchange for payment by Acquisition Sub of the fair value of such Geac Shares. In general, the tax treatment of a Non-Resident Dissenting Shareholder will be similar to that of a Non-Resident Holder who participates in the Arrangement. See "Disposition of Geac Shares" above.

        The amount of any interest awarded by a court to a Non-Resident Dissenting Shareholder will be subject to Canadian withholding tax at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty. Non-Resident Dissenting Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of an applicable income tax treaty in their particular circumstances.

Certain United States Federal Income Tax Considerations

        The following is a summary of the material U.S. federal income Tax consequences of the Arrangement to Shareholders. This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to Shareholders. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations, proposed regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time, possibly with retroactive effect. Geac has not sought and will not seek any rulings from the Internal Revenue Service with respect to the consequences discussed below. The discussion below is not binding on the Internal Revenue Service or the courts. The discussion applies only to Shareholders who hold shares as capital assets. This discussion does not apply to certain types of Shareholders (such as insurance companies, Tax-exempt organizations, financial institutions, persons who acquired Geac Shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, traders, broker-dealers, Persons who hold or have held Geac Shares as part of a straddle or a hedging, integrated constructive sale or conversion transaction for Tax purposes) who may be subject to special rules. This discussion does not address any aspect of state, local or foreign or other Tax Laws, or estate or gift Tax considerations, or the alternative minimum Tax.

        For purposes of this discussion, a Person is a "U.S. holder" if such Person is not a partnership, is the beneficial owner of Geac Shares and is (1) a citizen or resident of the United States, including, in some cases, former citizens and former long-time residents, (2) a corporation or other entity Taxable as a corporation created or organized under the Laws of the United States or any of its political subdivisions, (3) a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust, or (4) an estate that is subject to U.S. federal income Tax on its income regardless of its source. If a partnership holds Geac Shares, the Tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that is a beneficial owner of Geac Shares should consult its own Tax advisor. A "non-U.S. holder" is a beneficial owner of Geac Shares that is not a U.S. holder.

        THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE FOR GENERAL INFORMATION PURPOSES ONLY AND ARE NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE ARRANGEMENT. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, GEAC URGES SHAREHOLDERS TO CONSULT WITH THEIR TAX ADVISOR REGARDING THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO THEM AND THE PARTICULAR TAX EFFECTS TO THEM OF THE ARRANGEMENT, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS.

        TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS CIRCULAR IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

  Federal Income Tax Considerations for U.S. Holders of Geac Shares

        The receipt of cash by a U.S. holder for Geac Shares pursuant to the Arrangement will be a taxable transaction for U.S. federal income Tax purposes. In general, a U.S. holder who surrenders Geac Shares for cash pursuant to the Arrangement will recognize a capital gain or loss for U.S. federal income Tax purposes equal to the difference, if any, between the amount of cash received and the U.S. holder's adjusted Tax basis in the shares surrendered. Gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) surrendered for cash pursuant to the Arrangement.

        Backup federal withholding Tax generally will be withheld at a rate of 28% from all cash payments to which a U.S. holder of Geac Shares is entitled pursuant to the Arrangement, unless the U.S. holder (1) qualifies for certain exempt categories, including corporations and financial institutions, or (2) provides a certified taxpayer identification number on Form W-9 or Substitute Form W-9 and otherwise complies with backup withholding rules. Backup withholding is not an additional Tax, but an advance payment. Any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the U.S. holder's United States federal income Tax liability, if any, provided that the required information or appropriate claim for refund is filed with the Internal Revenue Service.

  Federal Income Tax Considerations for Non-U.S. Holders of Geac Shares

        The receipt of cash by a non-U.S. holder for Geac Shares will not be subject to United States federal income Tax, including withholding Tax, provided that:

  •
  any gain or loss is not effectively connected with the conduct by that non-U.S. holder of a trade or business within the United States; and

  •
  in the case of an individual, the non-U.S. holder has not been present in the United States for 183 days or more during the taxable year in which the Arrangement is effected.

LEGAL MATTERS

        Certain legal matters in connection with the Arrangement will be passed upon by Blake, Cassels & Graydon LLP on behalf of Geac and by Borden Ladner Gervais LLP on behalf of Golden Gate. As at the date of this Circular, partners and associates of Blake, Cassels & Graydon LLP own beneficially, directly or indirectly, less than 1% of the outstanding securities of each of Golden Gate and Geac and their respective Associates and Affiliates. As at the date of this Circular, partners and associates of Borden Ladner Gervais LLP own beneficially, directly or indirectly, less than 1% of the outstanding securities of each of Golden Gate and Geac and their respective Associates and Affiliates. Craig C. Thorburn, a partner of Blake, Cassels & Graydon LLP, is an officer of Geac.

ADDITIONAL INFORMATION

        Information contained herein is given as of December 2, 2005, except as otherwise noted. If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting it.

        Additional information relating to Geac, including Geac's most current Annual Information Form (together with documents incorporated therein by reference), the 2005 annual report of Geac containing the comparative consolidated financial statements of Geac for the financial year ended April 30, 2005, together with the report of the auditors thereon, management's discussion and analysis of Geac's financial condition and results of operations for fiscal 2005 which provide financial information concerning Geac, the interim financial statements of Geac for periods subsequent to the end of Geac's last financial year, and Geac's information circular for its most recent annual meeting of shareholders that involved the election of directors can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Copies of those documents, as well as any additional copies of this Circular, are available upon written request to the Corporate Secretary, upon payment of a reasonable charge where applicable.

QUESTIONS AND FURTHER ASSISTANCE

        If you have any questions about the information contained in this Circular or require assistance in completing your proxy form, please contact Georgeson Shareholder Communications Canada Inc., Geac's proxy solicitation agent, at:

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1.866.835.6040

or Computershare Investor Services Inc., as Depositary, at:

Computershare Investor Services Inc.
100 University Avenue
9th Floor
Toronto, Ontario M5J 2Y1

North American Toll Free Number: 1.800.564.6253

All other countries: 1.514.982.7555

APPROVAL OF GEAC

        The contents and mailing to Shareholders of this Circular have been approved by the Board.

Toronto, Ontario	CRAIG C. THORBURN
December 9, 2005	Corporate Secretary

GLOSSARY OF TERMS

        The following glossary of terms used in this Circular, including the Summary, but not including the Appendices, is provided for ease of reference:

        "Acquisition Sub" means TriCage Merge Corp., a corporation incorporated under the CBCA and being a wholly-owned subsidiary of Parent.

        "Acquisition Proposal" means any merger, amalgamation, take-over bid, tender offer, arrangement, recapitalization, liquidation, dissolution, share exchange, purchase of any assets representing on a fair market value basis 20% or more of the market capitalization of Geac on the date the proposal in respect of such acquisition is made, in a single transaction or a series of related transactions (or any lease, long term supply agreement or other arrangement having the same economic effect as a material sale of assets), any acquisition of beneficial ownership of 20% or more of the Geac shares (or rights or interests therein or thereto), in a single transaction or a series of related transactions or similar transactions involving Geac and/or its subsidiaries or any other business combination transaction of any kind or nature, or a proposal or offer to do so, or any amendment or modification or proposed amendment or modification of any of the foregoing, excluding the Arrangement or any transaction to which Parent or an Affiliate of Parent is a party.

        "ADP" means ADP Investor Communications.

        "Affiliate" has the meaning ascribed to it in the Securities Act.

        "Amalco" means the corporation continuing from the amalgamation of Acquisition Sub and Geac provided for in the Plan of Arrangement.

        "arm's length" has the meaning ascribed to it in the Tax Act.

        "Arrangement" means the arrangement contemplated by the Arrangement Agreement, to be made on the terms set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and Section 5.1 of the Plan of Arrangement or made at the direction of the Court in the Final Order (with the consent of Geac and Parent, each acting reasonably).

        "Arrangement Agreement" means the arrangement agreement among Geac and the Golden Gate Affiliates dated November 6, 2005 and any amendment thereto made in accordance with such agreement.

        "Arrangement Resolution" means the special resolution of Shareholders approving the Plan of Arrangement to be considered at the Meeting and set out in Appendix A to this Circular.

        "Articles of Arrangement" means the articles of arrangement of Geac in respect of the Arrangement, to be filed with the Director after the Final Order is made.

        "Associate" has the meaning ascribed to it in the Securities Act.

        "Bear Stearns" means Bear, Stearns & Co. Inc.

        "Bear Stearns Fairness Opinion" means the opinion of Bear Stearns, a complete copy of which is attached as Appendix D.

        "Board" means the Board of Directors of Geac.

        "Business Day" means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Canada or New York City, New York, United States of America.

        "CBCA" means the Canada Business Corporations Act and the regulations made thereunder as promulgated or amended from time to time.

        "CDS" means The Canadian Depository for Securities Limited.

        "Certificate of Arrangement" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA.

        "CIBC World Markets" means CIBC World Markets Inc.

        "CIBC World Markets Fairness Opinion" means the opinion of CIBC World Markets, a complete copy of which is attached hereto as Appendix C.

        "Circular" means this management information circular of Geac, including the Notice of Meeting and all schedules, appendices and exhibits and all documents incorporated by reference herein.

        "Common Share Consideration" means the aggregate consideration payable to holders of Geac Shares pursuant to the Plan of Arrangement.

        "Corporation" means Geac Computer Corporation Limited, a company existing under the laws of Canada, together with, unless the context implies otherwise, all of its subsidiaries and Affiliates.

        "Court" means the Superior Court of Justice (Ontario).

        "CRA" means the Canada Revenue Agency.

        "Debt Commitment Letter" means the fully executed commitment letters from JP Morgan Chase Bank, N.A., J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Foothill, Inc. in favour of, among others, Infor and TriSyn.

        "Demand for Payment" has the meaning ascribed to it under "Dissenting Shareholders' Rights".

        "Depositary" means Computershare Investor Services Inc. or such other Person as is appointed to act as depositary for the purposes of the Arrangement by Golden Gate, acting reasonably.

        "Director" means the Director appointed pursuant to Section 260 of the CBCA.

        "Dissent Notice" means the written objection of a Registered Shareholder to the Arrangement Resolution, submitted to Geac in accordance with the Dissent Procedures.

        "Dissent Procedures" means the dissent procedures, as described under the heading "Dissenting Shareholders' Rights".

        "Dissent Rights" means the rights of dissent of a Registered Shareholder in respect of the Arrangement Resolution described in the Plan of Arrangement.

        "Dissenting Shareholder" has the meaning ascribed thereto in the Arrangement Agreement.

        "Dissenting Shares" has the meaning ascribed thereto in the Arrangement Agreement.

        "Effective Date" means the date of the Certificate of Arrangement giving effect to the Arrangement.

        "Effective Time" means 9:00 a.m. (Toronto Time) on the Effective Date.

        "Excess RSU Shares" means those Geac Shares held by the trust fund established by Geac pursuant to the Geac Restricted Share Unit Plan in excess of 1,332,250 Geac Shares.

        "Exchanges" means TSX and NASDAQ.

        "Final Order" means the final order of the Court approving the Arrangement, as such order may be amended by the Court (with the consent of Geac and Parent, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal.

        "GAAP" means Canadian generally accepted accounting principles.

        "Geac" means Geac Computer Corporation Limited, a company existing under the laws of Canada, together with, unless the context implies otherwise, all of its subsidiaries and Affiliates.

        "Geac Deferred Share Unit Plan" means the Directors' Deferred Share Unit Plan of Geac.

        "Geac DSU" means a deferred share unit allocated to an eligible director of Geac pursuant to the terms of the Geac Deferred Share Unit Plan.

        "Geac Option" means an option to purchase a Geac Share, including without limitation any performance or inducement options to acquire Geac Shares, granted under the Geac Stock Option Plans or any other stock option plan of Geac or any predecessor of Geac, or any option assumed or adopted by Geac including in connection with the acquisition of Extensity, Inc.

        "Geac Restricted Share Unit Plan" means the Restricted Share Unit Plan of Geac.

        "Geac RSU" means a restricted share unit allocated to an eligible director, officer or employee of Geac or one of its subsidiaries pursuant to the Geac Restricted Share Unit Plan.

        "Geac Stock Option Plans" means the Stock Option Plan V of Geac, the Stock Option Plan VI of Geac, the 1996 Stock Option Plan as adopted by Geac in connection with the acquisition of Extensity, Inc. and the 2000 Non-Statutory Stock Option Plan as adopted by Geac in connection with the acquisition of Extensity, Inc.

        "Geac Shares" means the issued and outstanding common shares in the capital of Geac.

        "Georgeson" means Georgeson Shareholder Communications Canada Inc.

        "Governmental Entity" means (a) any multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board or authority of any of the foregoing; (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any self-regulatory agencies or organizations exercising any regulatory, expropriation or taxing authority.

        "Golden Gate" means Golden Gate Capital, a San Francisco-based private equity investment firm with over U.S.$2.5 billion of capital under management dedicated to investing in high-growth businesses in change-intensive industries.

        "Golden Gate Affiliates" means Parent, Acquisition Sub, Infor and TriSyn.

        "HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

        "Independent Committee" means the independent committee of the Board formed to consider, among other things, the Arrangement.

        "Infor" means Magellan Holdings Inc., a corporation existing under the laws of the State of Georgia.

        "Insider" has the meaning ascribed to it in the Securities Act.

        "Interim Order" means the interim order of the Court, as the same may be amended by the Court (with the consent of Geac and Parent, each acting reasonably), containing a declaration and directions in respect of the notice to be given in respect of and the conduct of the Meeting with respect to the Arrangement.

        "Intermediary" means an intermediary with which a Non-Registered Holder may deal, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans (collectively, as defined in the Tax Act) and similar plans, and their nominees.

        "Laws" means all laws, by-laws, statutes, rules, regulations, ordinances, codes, decrees principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and the terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity (including the TSX), and the term "applicable" with respect to such Laws and in a context that refers to one or more parties, means such Laws as are applicable to such party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the party or parties or its or their business, undertaking, property or securities.

        "Letter of Transmittal" means the letter of transmittal to be sent by Geac to Shareholders for use in connection with the Arrangement.

        "Loan Amount" means the sum of (i) $130 million, plus (ii) any additional cash required to be delivered pursuant to Section 5.6 of the Arrangement Agreement, plus (iii) any additional cash of Geac or its subsidiaries that Parent requests sufficiently in advance of the Effective Date to be used for the purpose of consummating the Transactions and to which Geac, acting reasonably, agrees, minus (iv) the aggregate amount to be paid by Geac or its Affiliates pursuant to Section 2.3(d) of the Plan of Arrangement in connection with the Geac Options and minus (v) the aggregate amount to be paid by Geac or its Affiliates pursuant to Section 2.3(g) of the Plan of Arrangement in connection with the Geac DSUs.

        "Material Adverse Effect" means, when used in connection with a person, any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations or financial condition of that person and its subsidiaries, taken as a whole, other than any change, effect (whether alone or in combination with other effects), event, occurrence or state of facts resulting from (nor shall any of the following be taken into account in determining whether there has been or will be a Material Adverse Effect) (i) the announcement of (A) the execution of the Arrangement Agreement or (B) the Transactions, (ii) the passing of the Arrangement Resolution or any action required to be taken by the Arrangement Agreement in order to implement the Transactions, (iii) changes in general economic or political conditions or securities or banking markets in general, (iv) changes in applicable Law, (v) changes in factors generally affecting the industries or markets in which Geac and its subsidiaries operate, (vi) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism, (vii) changes in any accounting rule or regulation or GAAP or the interpretation thereof, (viii) any failure, in and of itself, by Geac to meet any published estimates of revenues or earnings for any period ending on or after the date of the Arrangement Agreement and prior to the Effective Date, or (ix) a decline, in and of itself, in the market price or trading volume of the Geac Shares on the Exchanges; provided, that nothing in clauses (iii), (iv), (v), (vi) or (vii) shall include any change, effect, event, occurrence or state of facts which disproportionately affects that person and its subsidiaries, taken as a whole.

        "Maximum Cash Amount" means the aggregate amount of cash in United States dollars equal to (i) the product obtained by multiplying (A) the number of Geac Shares outstanding immediately prior to the Effective Time less the number of Excess RSU Shares by (B) the Purchase Price, less (ii) the Loan Amount.

        "Meeting" means the special meeting of Shareholders, and all adjournments and postponements thereof, called and held to, among other things, consider and approve the Arrangement Resolution.

        "NASDAQ" means the National Association of Securities Dealers Automated Quotation Stock Market.

        "Non-Registered Holder" means a non-registered holder of Geac Shares.

        "Non-Resident Holder" means a Shareholder who, for the purposes of the Tax Act and at all relevant times, (i) has not been and is not resident or deemed to be resident in Canada and (ii) does not use or hold and is not deemed to use or hold Geac Shares in connection with carrying on a business in Canada.

        "Notice of Meeting" means the Notice of Special Meeting of Shareholders of Geac dated December 9, 2005.

        "Offer to Pay" means the written offer of Geac to each Dissenting Shareholder who has sent a Demand for Payment to pay for his or her Geac Shares in an amount considered by the Board to be the fair value of the shares, all in compliance with the Dissent Procedures.

        "Option Consideration" means the aggregate consideration payable to holders of Geac Options pursuant to the Plan of Arrangement.

        "Outside Date" means (a) February 17, 2006, which date shall be automatically extended to March 16, 2006 if (i) the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity or (ii) the financing contemplated under the Debt Commitment Letter has not been obtained or (b) such later date as may be agreed to in writing by Geac, Acquisition Sub and Parent.

        "Parent" means TriCage Acquisition S.à.r.l.

        "Person" means and includes any individual, partnership, association, limited or unlimited liability company, joint venture, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

        "Plan of Arrangement" means the plan of arrangement substantially in the form of Appendix E hereto as amended or varied pursuant to the terms hereof and thereof.

        "Pre-Acquisition Reorganization" means a re-organization of the business, operations and assets of Geac or such other transaction as Golden Gate may reasonably request in accordance with the terms of the Arrangement Agreement.

        "Proceeding" means any judicial, administrative, investigative or arbitral actions, suits or proceedings by or before any Governmental Entity.

        "Purchase Price" means the sum of U.S.$11.10 per Geac Share or Geac DSU, as applicable, payable in cash.

        "Record Date" means December 12, 2005.

        "Registered Shareholder" means a registered holder of Geac Shares.

        "Resident Holder" means a Shareholder who, for purposes of the Tax Act and at all relevant time, is or is deemed to be resident in Canada.

        "SEC" means the United States Securities and Exchange Commission.

        "Securities Act" means the Securities Act (Ontario), as amended.

        "SEDAR" means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

        "Shareholders" means the holders of Geac Shares and "Shareholder" means a holder of Geac Shares.

        "subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary.

        "Superior Proposal" means a bona fide, written Acquisition Proposal received by Geac or any officer, director, employee, representative or agent of Geac after November 6, 2005 that:

  (a)
  did not result from a breach of any agreement between the person making such Acquisition Proposal and Geac or any of its subsidiaries, or Section 7.1 of the Arrangement Agreement;

  (b)
  involves not less than 66 2/3 percent of the outstanding Geac Shares or not less than 66 2/3 percent of the consolidated assets (measured on a fair value basis) of Geac; and

  (c)
  in respect of which the Board determines in its good faith judgment, after consultation with its financial advisors and its outside counsel (which outside counsel shall have advised the Board that failing to take any such action would be inconsistent with the performance of its duties under applicable Law), that there is a reasonable likelihood that any required financing will be obtained and that the Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction that: (A) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all legal, financial, regulatory, financing and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal and (B) is more favourable to Shareholders than the Plan of Arrangement taking into account any approval requirements and all other financial, legal, regulatory and other aspects of such proposal.

        "Tax Act" means the Income Tax Act (Canada), as amended.

        "Tax" and "Taxes" means all taxes, imposts, levies and withholdings, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity.

        "Termination Fee" means the U.S.$25 million termination fee payable to Parent by Geac in certain circumstances under the terms of the Arrangement Agreement.

        "Transactions" means, collectively, the transactions contemplated by the Arrangement Agreement and in the Plan of Arrangement.

        "Transfer Agent" means Computershare Trust Company of Canada.

        "TriSyn" means TriSyn Group Holdings Limited, a company existing under the laws of the Cayman Islands.

        "TSX" means the Toronto Stock Exchange.

APPENDIX A

ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

  (1)
  The arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act (the "CBCA") involving the Corporation, as more particularly described and set forth in the management information circular (the "Circular") of the Corporation accompanying the notice of this meeting (as the Arrangement may be modified or amended) be and is hereby authorized, approved and adopted.

  (2)
  The plan of arrangement (the "Plan of Arrangement") involving the Corporation, the full text of which is set out as Schedule C to the Arrangement Agreement dated November 6, 2005 among TriCage Acquisition S.à.r.l., TriCage Merge Corp., Magellan Holdings Inc., TriSyn Group Holdings Limited and the Corporation (the "Arrangement Agreement"), as the Plan of Arrangement may be or may have been amended, is hereby approved and adopted.

  (3)
  The Arrangement Agreement, the actions of the directors of the Corporation in approving the Arrangement Agreement and the actions of the officers of the Corporation in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

  (4)
  Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of the Corporation be and are hereby authorized and empowered without further approval of the shareholders of the Corporation (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement or the Plan of Arrangement.

  (5)
  Any director or officer of the Corporation be and is hereby authorized and directed for and on behalf of the Corporation to execute, under the corporate seal of the Corporation or otherwise, and to deliver to or file with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

  (6)
  Any director or officer of the Corporation be and is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX B

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

AMONG

TRICAGE ACQUISITION S.À.R.L.

AND

TRICAGE MERGE CORP.

AND

GEAC COMPUTER CORPORATION LIMITED

AND

SOLELY FOR PURPOSES OF SECTIONS 4.1, 5.3(2), 7.3(2), 7.4 AND 9.9 OF THIS ARRANGEMENT
AGREEMENT, MAGELLAN HOLDINGS INC.

AND

SOLELY FOR PURPOSES OF SECTIONS 4.1, 7.3(2), 7.4 AND 9.9 OF THIS ARRANGEMENT
AGREEMENT, TRISYN GROUP HOLDINGS LIMITED

November 6, 2005

ARRANGEMENT AGREEMENT

        THIS ARRANGEMENT AGREEMENT dated November 6, 2005,

A M O N G:

    TRICAGE ACQUISITION S.À.R.L., a Société en commandite par actions formed under the laws of Luxembourg ("Parent"),

    TRICAGE MERGE CORP., a corporation incorporated under the Canada Business Corporations Act and a wholly-owned subsidiary of Parent ("Acquisition Sub"),

    GEAC COMPUTER CORPORATION LIMITED, a corporation amalgamated under the Canada Business Corporations Act ("Geac"),

    solely for purposes of Sections 4.1, 5.3(2), 7.3(2), 7.4 and 9.9 of this Agreement, MAGELLAN HOLDINGS INC., a corporation incorporated under the laws of the State of Georgia ("Magellan")

-and -

    solely for purposes of Section 4.1, 7.3(2), 7.4 and 9.9 of this Agreement, TRISYN GROUP HOLDINGS LIMITED, a company formed pursuant to the laws of the Cayman Islands ("TriSyn")

        THIS AGREEMENT WITNESSES THAT, in consideration of the respective covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), and intending to be legally bound hereby, Parent, Acquisition Sub, Geac, Magellan (solely for purposes of Sections 4.1, 5.3(2), 7.3(2), 7.4 and 9.9 of this Agreement) and TriSyn (solely for purposes of Sections 4.1, 7.3(2), 7.4 and 9.9 of this Agreement) hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1   Definitions

        In this Agreement, unless the context otherwise requires:

        "Acquisition Proposal" means any merger, amalgamation, take-over bid, tender offer, arrangement, recapitalization, liquidation, dissolution, share exchange, purchase of any assets representing on a fair market value basis 20% or more of the market capitalization of Geac on the date the proposal in respect of such acquisition is made, in a single transaction or a series of related transactions (or any lease, long term supply agreement or other arrangement having the same economic effect as a material sale of assets), any acquisition of beneficial ownership of 20% or more of the Geac shares (or rights or interests therein or thereto), in a single transaction or a series of related transactions or similar transactions involving Geac and/or its subsidiaries or any other business combination transaction of any kind or nature, or a proposal or offer to do so, or any amendment or modification or proposed amendment or modification of any of the foregoing, excluding the Arrangement or any transaction to which Parent or an affiliate of Parent is a party;

        "affiliate" has the meaning ascribed thereto in the Securities Act;

        "Arrangement" means the arrangement contemplated herein to be made on the terms set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement and Section 5.1 of the Plan of Arrangement or made at the direction of the Court in the Final Order (with the consent of Parent and Geac, each acting reasonably);

        "Arrangement Resolution" means the special resolution of the Geac Shareholders to be considered at the Meeting, to be substantially in the form set out in Schedule B hereto;

        "Articles of Arrangement" means the articles of arrangement of Geac in respect of the Arrangement, to be filed with the Director after the Final Order is made;

        "business day" means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Canada, or New York, New York, United States of America;

        "Canadian Securities Administrators" means the securities regulatory authorities in each of the provinces and territories of Canada;

        "Cash Pay Option" means any Geac Option outstanding as of the date hereof with an exercise price less than the Purchase Price per share or Cdn.$13.11 per share (which is the Canadian equivalent of the Purchase Price per share as of the business day immediately preceding the date of this Agreement based on the noon rate of exchange publicly announced on such date by the Bank of Canada);

        "CBCA" means the Canada Business Corporations Act and the regulations made thereunder, as promulgated or amended from time to time;

        "Certificate of Arrangement" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA;

        "Change of Control Payments" has the meaning ascribed thereto in Section 3.1(z);

        "Circular" means the notice of the meeting and accompanying management proxy circular to be sent by Geac to Shareholders in connection with the Meeting;

        "Code" has the meaning ascribed thereto in Section 2.13;

        "Commitment Letters" has the meaning ascribed thereto in Section 4.1(d);

        "Competition Act" means the Competition Act (Canada), as amended from time to time;

        "Comshare Plan" has the meaning ascribed thereto in Section 5.2(j);

        "Confidentiality Agreement" means the letter agreement dated August 10, 2005 between Parent and Geac providing Parent access to confidential information of Geac;

        "Contract" means any material contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation to which Geac or any of its subsidiaries is a party or by which Geac or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

        "Court" means the Ontario Superior Court of Justice (Commercial List);

        "Customer Contract" means a Contract to which Geac or any of its subsidiaries is a party and pursuant to which Geac or any of its subsidiaries is obliged to provide software products or services;

        "D&O Policy" has the meaning ascribed thereto in Section 7.7;

        "Data Room" means the Geac data room posted on the http://datasite.merrillcorp.com web site as in effect on November 4, 2005;

        "Debt Commitment Letter" has the meaning ascribed thereto in Section 4.1(d);

        "Depositary" means Computershare Trust Company of Canada and any other trust company, bank or equivalent financial institution agreed to in writing by Parent and Geac and appointed to carry out any of the duties of the Depositary hereunder;

        "Director" means the Director appointed pursuant to section 260 of the CBCA;

        "Disclosure Letter" means that certain letter dated as of even date herewith and delivered to Parent by Geac;

        "Dissent Rights" means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

        "Dissenting Shareholder" means any Geac Shareholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

        "Dissenting Shares" means all the Geac Shares registered in the name of a holder and in respect of which Dissent Rights are exercised and not withdrawn in accordance with the Plan of Arrangement;

        "Effective Date" means the date of the Certificate of Arrangement giving effect to the Arrangement;

        "Effective Time" means 9:00 a.m. (Toronto Time) on the Effective Date;

        "Environmental Condition" means the presence of any Hazardous Substance in material breach of any Environmental Laws, or in quantities or conditions which exceed criteria published in any applicable Laws, policies or guidance documents of any Governmental Entity of competent jurisdiction;

        "Environmental Laws" means all applicable Laws, including applicable civil and common laws, relating to the protection of human health and safety or pollution or protection of the environment, or relating to the regulation of Hazardous Substances;

        "Environmental Permits" means all Permits necessary under Environmental Laws for Geac and its subsidiaries to own, lease, license and operate their properties and conduct their businesses as presently conducted;

        "Equity Commitment Letter" has the meaning ascribed thereto in Section 4.1(d);

        "Excess RSU Shares" means those Geac Shares held by the Trust in excess of 1,332,250 Geac Shares;

        "Exchange" means the Toronto Stock Exchange or the Nasdaq, and "Exchanges" means both of them;

        "ERISA" has the meaning ascribed thereto in Section 3.1(r)(vii);

        "Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

        "Final Order" means the final order of the Court approving the Arrangement, as such order may be amended by the Court (with the consent of Parent and Geac, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal (in each case with the consent of Parent and Geac, each acting reasonably);

        "Financial Contract" means a Contract that creates, governs or guarantees, or that is otherwise entered into in connection with or with respect to, Financial Indebtedness;

        "Financial Indebtedness" means in relation to a person (the "debtor"), an obligation or liability (contingent or otherwise) of the debtor (a) for borrowed money (including overdrafts and including amounts in respect of principal, premium, interest or any other sum payable in respect of borrowed money) or for the deferred purchase price of property or services, (b) under any loan, stock, bond, note, debenture or other similar instrument or debt security, (c) under any acceptance credit, bankers' acceptance, guarantee, letter of credit or other similar facilities, (d) under any conditional sale, hire purchase or title retention agreement with respect to property, under any capitalized lease arrangement, under any sale and lease back arrangement or under any lease or any other agreement having the commercial effect of a borrowing of money or treated as a finance lease or capital lease in accordance with applicable accounting principles, (e) under any foreign exchange transaction, any interest or currency swap transaction, any fuel or commodity hedging transaction or any other kind of derivative transaction, (f) in respect of any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution, (g) in respect of preferred stock (namely capital stock of any class that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution, over the capital stock of any other class) or redeemable capital stock (namely any class or series of capital stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed on a specified date or is redeemable at the option of the holder thereof at any time, or is convertible into or exchangeable for debt securities at any time), or (h) for any amount raised under any transaction similar in nature to those described in paragraphs (a) to (g) of this definition, or otherwise having the commercial effect of borrowing money, or (i) under a guarantee, indemnity or similar obligation entered into by the debtor in respect of an obligation or liability of another person which would fall within paragraphs (a) to (h) of this definition if the references to the debtor referred to the other person; for greater certainty, Financial Indebtedness includes obligations and liabilities of another person which would fall within paragraphs (a) to (h) of this definition where such obligations or liabilities are secured by (or where such other person has a right to require that such obligations or liabilities be secured by) a security interest over any property of the debtor even though the debtor has not assumed or become liable for the payment of such obligations or liabilities or receivables sold, assigned, or discounted;

        "GAAP" means Canadian generally accepted accounting principles;

        "Geac Deferred Share Unit Plan" means the Directors' Deferred Share Unit Plan of Geac;

        "Geac DSU" means a deferred share unit allocated to an eligible director of Geac pursuant to the terms of the Geac Deferred Share Unit Plan;

        "Geac Employee Share Purchase Plan" means the Employee Share Purchase Plan of Geac;

        "Geac Financial Statements" has the meaning ascribed thereto in Section 3.1(i);

        "Geac Option" means an option to purchase Geac Shares pursuant to the Geac Stock Option Plans;

        "Geac Plans" has the meaning ascribed thereto in Section 3.1(r);

        "Geac Public Disclosure Record" means all documents filed on the System for Electronic Document Analysis and Retrieval (SEDAR) or the Electronic Document Gathering, Analysis and Retrieval System (EDGAR) after May 1, 2003;

        "Geac RSU" means a restricted share unit allocated to an eligible director, officer or employee of Geac or one of its subsidiaries pursuant to the terms of the Geac Restricted Share Unit Plan;

        "Geac Restricted Share Unit Plan" means the Restricted Share Unit Plan of Geac;

        "Geac Securityholders" means Geac Shareholders, the holders of Geac Options and the holders of Geac RSUs and Geac DSUs;

        "Geac Shareholders" means the registered holders of Geac Shares;

        "Geac Shares" means the common shares in the capital of Geac;

        "Geac Stock Option Plans" means the Stock Option Plan V of Geac, the Stock Option Plan VI of Geac, the 1996 Stock Option Plan as adopted by Geac in connection with the acquisition of Extensity, Inc. and the 2000 Non-Statutory Stock Option Plan as adopted by Geac in connection with the acquisition of Extensity, Inc.

        "Geac Transaction Expenses" has the meaning ascribed thereto in Section 3.1(aa);

        "Governmental Entity" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

        "Hazardous Substance" means any pollutant, contaminant, petroleum, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in, or any substance regulated pursuant to, any applicable Law;

        "HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time;

        "Identified Company Representations" means (i) any representation or warranty of Geac qualified by Material Adverse Effect, (ii) representations or warranties of Geac as to the performance by Geac of its material obligations under this Agreement and (iii) the representations and warranties of Geac set forth in Section 3.1(e) (Capitalization) and 3.1(z) (Change of Control Compensation);

        "including" means including without limitation, and "include" and "includes" have a corresponding meaning;

        "Intellectual Property Rights" has the meaning ascribed thereto in Section 3.1(u);

        "Interim Order" means the interim order of the Court, as the same may be amended by the Court (with the consent of Parent and Geac, each acting reasonably), containing a declaration and directions in respect of the notice to be given in respect of and the conduct of the Meeting;

        "Law" or "Laws" means all international trade agreements, codes and conventions, laws, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including either of the Exchanges), and the term "applicable" with respect to such Laws and in a context that refers to one or more Parties, means such laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

        "Lender Sub" means Geac Enterprise Solutions, Inc., a corporation incorporated under the laws of the State of Georgia which is a wholly-owned subsidiary of Geac;

        "Lien" means any hypothec, mortgage, lien, charge, security interest, encumbrance and adverse right or claim;

        "Loan Amount" has the meaning ascribed thereto in Section 5.6;

        "Material Adverse Effect" means, when used in connection with a person, any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations or financial condition of that person and its subsidiaries, taken as a whole, other than any change, effect (whether alone or in combination with other effects), event, occurrence or state of facts resulting from (nor shall any of the following be taken into account in determining whether there has been or will be a Material Adverse Effect) (i) the announcement of (A) the execution of this Agreement or (B) the Transactions, (ii) the passing of the Arrangement Resolution or any action required to be taken by this Agreement in order to implement the Transactions, (iii) changes in general economic or political conditions or securities or banking markets in general, (iv) changes in applicable Law, (v) changes in factors generally affecting the industries or markets in which Geac and its subsidiaries operate, (vi) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism, (vii) changes in any accounting rule or regulation or GAAP or the interpretation thereof, (viii) any failure, in and of itself, by Geac to meet any published estimates of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Effective Date, or (ix) a decline, in and of itself, in the market price or trading volume of the Geac Shares on the Exchanges; provided, that nothing in clauses (iii), (iv), (v), (vi) or (vii) shall include any change, effect, event, occurrence or state of facts which disproportionately affects that person and its subsidiaries, taken as a whole;

        "material fact" has the meaning ascribed thereto in the Securities Act;

        "Maximum Cash Amount" means the aggregate amount of cash in United States dollars equal to (i) the product obtained by multiplying (A) the number of Geac Shares outstanding immediately prior to the Effective Time less the number of Excess RSU Shares by (B) the Purchase Price, less (ii) the Loan Amount;

        "MD&A" has the meaning ascribed thereto in Section 3.1(i);

        "Meeting" means the special meeting of Geac Shareholders, and all adjournments and postponements thereof, called and held to, among other things, consider and approve the Arrangement Resolution;

        "Nasdaq" means the National Association of Securities Dealers Automated Quotation Stock Market;

        "October Financials" has the meaning ascribed thereto in Section 5.9;

        "Outside Date" means (a) February 17, 2006, which date shall be automatically extended to March 16, 2006 if (i) the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity or (ii) the financing contemplated under the Debt Commitment Letter has not been obtained or (b) such later date as may be agreed to in writing by the Parties;

        "Parties" means Geac, Acquisition Sub and Parent, and "Party" means any of them;

        "Permit" means any material license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

        "person" includes an individual, partnership, limited partnership, association, body corporate, trustee, trust, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

        "Plan of Arrangement" means the plan of arrangement substantially in the form of Schedule C hereto as amended or varied pursuant to the terms hereof and thereof;

        "Pre-Acquisition Reorganization" has the meaning ascribed thereto in Section 5.5;

        "Purchase Price" means the sum of US $11.10 per Geac Share or Geac DSU, as applicable, payable in cash;

        "Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Schedule A hereto;

        "Response Period" has the meaning ascribed thereto in Section 7.2(1)(b);

        "Returns" means all reports, forms, elections, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with any Taxes;

        "Securities Act" means the Securities Act (Ontario) and the rules and regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

        "Securities Regulators" means the Canadian Securities Administrators and the United States Securities and Exchange Commission;

        "Securities Laws" means the Securities Act and all other applicable Canadian provincial and territorial and United States federal securities laws, rules and regulations thereunder;

        "Shareholder Rights Plan" means the Shareholder Rights Plan Agreement dated as of March 15, 2000, as amended and restated as of August 1, 2003 and as approved by the holders of the Geac Shares on September 10, 2003, between Geac and Computershare Trust Company of Canada, as amended from time to time;

        "subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

        "Superior Proposal" has the meaning ascribed thereto in Section 7.1(1);

        "Tax Act" means the Income Tax Act (Canada), as amended from time to time;

        "Taxes" or "Tax" means all taxes, imposts, levies and withholdings, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity;

        "Technology" has the meaning ascribed thereto in Section 3.1(u);

        "Transaction Documents" means this Agreement and the Plan of Arrangement;

        "Transactions" means, collectively, the transactions contemplated herein and in the Plan of Arrangement; and

        "Vendor Contract" means a Contract to which Geac or any of its subsidiaries is a party and pursuant to which Geac or any of subsidiaries contracts to purchase or acquire goods and services.

1.2   Interpretation Not Affected by Headings

        The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3   Number and Gender

        In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4   Date for Any Action

        If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5   Currency

        Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States of America and "$" refers to United States dollars.

1.6   Accounting Matters

        Unless otherwise stated, all accounting terms used in this Agreement in respect of Geac shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of Geac required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7   Knowledge

        In this Agreement, references to "the knowledge of Geac" means the actual knowledge, in their capacity as officers of Geac and not in their personal capacity, of Charles S. Jones (the President and Chief Executive Officer), Donna de Winter (the Chief Financial Officer) and Jeffrey M. Snider (the Senior Vice President and General Counsel).

1.8   Disclosure Letter

        The Parties agree that a document posted in the Data Room and available for access by the representatives of Parent will be deemed to be set forth or otherwise disclosed in a specific section of the Disclosure Letter to the extent that the item in the Disclosure Letter specifically refers to such document in the Data Room, but even in such instance will not include any such document if the document in question was:

  (a)
  comprised of a note stating that the referenced document was not available;

  (b)
  in a computer file name ending in a suffix other than.pdf,.ppt,.doc,.tif or.xls;

  (c)
  attached to, inserted within or appended to an unrelated document;

  (d)
  at any time after the later of its posting and November 4, 2005, it was changed, modified, amended, supplemented, replaced or removed (to the extent of the content so changed, modified, amended, supplemented, replaced or removed);

  (e)
  at any time after the later of its original posting and November 4, 2005, a document changing, modifying, amending, supplementing or replacing a prior document, unless Parent was specifically notified in writing prior to November 4, 2005 that changes were made in the replacement;

  (f)
  referred to by cross-reference, or otherwise indicated without the actual inclusion of such document; or

  (g)
  not included in the Data Room on or prior to November 4, 2005 or otherwise specifically disclosed in writing to Parent prior to November 4, 2005.

1.9   Schedules

        The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	—	Regulatory Approvals
Schedule B	—	Arrangement Resolution
Schedule C	—	Plan of Arrangement

ARTICLE 2
THE ARRANGEMENT

2.1   The Arrangement

        The Arrangement shall be comprised of substantially the events or transactions, taken in the sequence indicated, in Schedule C to this Agreement.

2.2   News Release Announcing the Arrangement

        Subject to compliance with Securities Laws, Parent and Geac shall issue a mutually agreed joint news release as soon as possible after execution of this Agreement.

2.3   Interim Order

        As soon as practicable following the execution and delivery of this Agreement, Geac shall apply to the Court pursuant to section 192 of the CBCA for the Interim Order for the purpose of obtaining the approval of the Geac Shareholders set forth in Section 2.7 and the granting of Dissent Rights.

2.4   Final Order

        If the Interim Order and the approval of Geac Shareholders set forth in Section 2.7 are obtained, Geac shall promptly thereafter take all steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order.

2.5   Articles of Arrangement and Effective Date

        Subject to the satisfaction or waiver of the conditions set forth in Article 6 (other than delivery of items to be delivered at the Effective Time and other than satisfaction of those conditions that by their nature are to be satisfied at the Effective Time, it being understood that the occurrence of the Effective Time shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Effective Time), on (a) the later of (i) the date that is seven (7) business days after the satisfaction and/or waiver of such conditions (provided that such date is not later than the Outside Date) or (ii) the Outside Date or (b) such other date as Geac and Parent shall mutually agree, Geac and Parent shall cause to be filed, pursuant to subsection 192(6) of the CBCA, articles of arrangement to give effect to the Arrangement and implement the Plan of Arrangement. The steps of the Arrangement shall become effective in the order set out in the Plan of Arrangement.

2.6   Meeting

        Subject to receipt of the Interim Order:

  (a)
  Geac shall, as promptly and reasonably practicable following the execution of this Agreement: (i) prepare and complete the Circular in consultation with Parent and provide Parent with a reasonable opportunity to review and comment on drafts of the Circular and take account of such comments; (ii) as promptly as reasonably practicable thereafter, subject to obtaining any

    Regulatory Approvals required in connection with the mailing of the Circular, file the Circular in all jurisdictions where the same is required to be filed by the Interim Order and applicable Law; and (iii) mail the Circular and other documentation required in connection with the Meeting to the Geac Securityholders in accordance with the Interim Order and applicable Law;

  (b)
  Geac shall, subject to Section 7.1, (i) through Geac's Board of Directors, recommend that Geac Shareholders vote in favour of the Arrangement Resolution and include such recommendation in the Circular; and (ii) use its commercially reasonable efforts to secure the approval of the Arrangement Resolution by Geac Shareholders;

  (c)
  subject to Section 7.1, Geac shall duly call, convene and hold the Meeting in accordance with the Interim Order, the by-laws of Geac and applicable Laws as soon as reasonably practicable for the purpose of considering the Arrangement Resolution (and, subject to the other terms and conditions herein, for any other proper purpose as may be set out in the notice of such meeting and agreed to by Parent, acting reasonably; provided that the Arrangement Resolution shall be voted on before any other matter at the Meeting, unless otherwise agreed by Parent) and shall provide notice to Parent and Acquisition Sub of the Meeting and allow the representatives of Parent and Acquisition Sub to attend the Meeting;

  (d)
  except as required for quorum purposes or otherwise permitted under this Agreement, Geac shall not adjourn (except as required by Law or by valid Geac Shareholder action), and Geac shall not postpone or cancel (or propose for adjournment, postponement or cancellation) the Meeting without Parent's prior written consent, such consent not to be unreasonably withheld or delayed;

  (e)
  subject to Section 7.1, Geac shall use commercially reasonable efforts to solicit from Geac Shareholders proxies in favour of the Arrangement Resolution, using the services of dealers and proxy solicitation services, and take all other action that is necessary or desirable to secure the approval of the Arrangement Resolution by Geac Shareholders;

  (f)
  Geac shall permit Parent and its counsel to review and comment upon drafts of all material to be filed by Geac in connection with the Arrangement, including the applications for the Interim Order, the Circular and the Final Order and any supplement or amendment thereof; and

  (g)
  subject to Section 2.5 and subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each Party, file Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement.

2.7   Approval of Geac Shareholders

        The Arrangement Resolution shall be subject to the approval of two-thirds of the votes cast by or on behalf of those Geac Shareholders present or represented by proxy at the Meeting.

2.8   Securities and Corporate Compliance

  (a)
  Geac shall (with Parent and Parent's counsel) diligently do all such acts and things as may be necessary to comply, in all material respects, with applicable Laws, including National Instrument 54-101 of the Canadian Securities Administrators, in relation to the Meeting.

  (b)
  Each of Parent and Geac shall furnish to the other all such information concerning it, its affiliates and its shareholders and, in the case of Geac, the Geac Securityholders, as may be required to prepare the Circular and effect the actions described in the Plan of Arrangement.

  (c)
  Parent and Geac shall each promptly notify the other if at any time before the Effective Time it becomes aware that the Circular or any application to Securities Regulators for an order contains any untrue statement of a material fact or omits to state a material fact required to be stated

    therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular or such application. In any such event, Parent and Geac shall cooperate in the preparation of a supplement or amendment to the Circular or such other document, as required and as the case may be, and, if required by applicable Law, shall cause the same to be distributed to Geac Securityholders and filed with the applicable Securities Regulators and the Court, as applicable.

2.9   Dissent

        Geac shall give Parent: (i) prompt notice of any written demand for dissent received by the Company prior to the Effective Time, any withdrawal of any such demand and any other demand, notice or instrument delivered to Geac prior to the Effective Time that relates to such demand; and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. Geac shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument unless Parent shall have given its written consent to such payment or settlement offer.

2.10 Closing

        The closing of the Arrangement will take place at the offices of Blake, Cassels & Graydon LLP, Box 25, Commerce Court West 199 Bay Street, Toronto, Ontario, M5L 1A9 at 9:00 a.m. Eastern Standard Time on the Effective Date.

2.11 Preparation of Filings

        Parent and Geac shall co-operate in the preparation of any application for the Interim Order, the Final Order, the Articles of Arrangement, the Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement and the Arrangement.

2.12 Shareholder Communications

        No Party nor any of its affiliates shall issue any press release or otherwise make public statements with respect to this Agreement or the Arrangement without the consent of Geac and Parent and, except as otherwise expressly contemplated by this Agreement, no Party nor any of its affiliates shall make any filing with any Governmental Entity, Court or with any Exchange with respect thereto without the consent of Geac and Parent; provided, however, that the foregoing shall be subject to each Party's (and its affiliates') overriding obligation to make any disclosure or filing required under applicable Laws and stock exchange rules, and the Party (or affiliate) making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.13 Withholding

  (a)
  Parent shall be entitled to directly or indirectly deduct and withhold from the amount otherwise payable pursuant to this Agreement or the Plan of Arrangement to any Geac Securityholder such amounts as are required to be deducted and withheld with respect to the making of such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended (the "Code") or any other provision of domestic or foreign (whether national, federal, state, provincial, local or otherwise) Law relating to Taxes. To the extent the amounts are so deducted and withheld and paid to the appropriate taxing authorities directly or indirectly by Parent or its affiliates, such deducted and withheld amounts shall be treated for all purposes of this Agreement or the Plan of Arrangement as having been paid to the Geac Securityholder in respect of which such deduction and withholding was made by Parent.

  (b)
  Geac shall be entitled to directly or indirectly deduct and withhold from the amount otherwise payable pursuant to this Agreement or the Plan of Arrangement to any Geac Securityholder, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Tax Act, the Code or any other provision of domestic or foreign (whether national, federal, state, provincial, local or otherwise) Law relating to Taxes. To the extent the amounts are so deducted and withheld and paid to the appropriate taxing authorities directly or indirectly by Geac or its affiliates, such deducted and withheld amounts shall be treated for all purposes of this Agreement or the Plan of Arrangement as having been paid to the Geac Securityholder in respect of which such deduction and withholding was made by Geac.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF GEAC

3.1   Representations and Warranties

        Geac hereby represents and warrants to and in favour of Parent as follows and acknowledges that Parent is relying upon such representations and warranties in connection with the entering into of this Agreement and the completion of the Plan of Arrangement:

  (a)
  Board Approval.

  (i)
  The Geac Board of Directors, at a meeting duly called and held prior to the execution and delivery of this Agreement, has duly and unanimously adopted resolutions:

  (A)
  authorizing and approving this Agreement and the Arrangement,

  (B)
  authorizing Geac to execute and deliver this Agreement,

  (C)
  authorizing Geac and its subsidiaries to consummate this Agreement on the terms set forth herein and in the Plan of Arrangement,

  (D)
  determining that the Plan of Arrangement is fair to Geac Shareholders and is in the best interests of Geac,

  (E)
  directing that the Arrangement Resolution be submitted to a vote at a meeting of Geac Shareholders, and

  (F)
  recommending that Geac Shareholders approve the Arrangement Resolution,

      which resolutions have not been subsequently rescinded, modified or withdrawn in any way prior to the date of this Agreement.

    (ii)
    As of the date hereof, all of the directors of Geac have advised Geac that they intend to vote or cause to be voted all Geac Shares beneficially held by them in favour of the Arrangement Resolution and Geac shall make a statement to that effect in the Circular.

  (b)
  Organization and Qualification.    Geac and each of its subsidiaries is a corporation duly incorporated or an entity duly created, validly organized and existing under the laws of its applicable jurisdiction of incorporation, continuance or creation and has the requisite corporate or other power and authority to own its properties as now owned and to carry on its business as it is now being conducted. Geac and each of its subsidiaries is duly registered or otherwise authorized to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect, individually or in the aggregate, on Geac. Copies of the Articles of Amalgamation of Geac dated May 1, 2004, together with all amendments to date and the by-laws of Geac furnished to Parent, are accurate and complete and have not been amended or superseded and no steps or proceedings have been taken or are pending or contemplated to amend or supersede such constating documents. Section 3.1(b) of the Disclosure Letter sets forth a correct and complete list of each jurisdiction where Geac and each of its subsidiaries is qualified or licensed to do business.

  (c)
  Authority Relative to this Agreement.    Geac has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder and to fulfill its obligations under the Arrangement. The execution, delivery and performance of this Agreement have been duly authorized by the Board of Directors of Geac, and other than (i) with respect to the Circular and other matters relating solely thereto, the approval of the Board of Directors of Geac and (ii) the Shareholder Approval set forth in Section 2.7, no other corporate proceedings on the part of Geac are necessary to authorize the execution and delivery by it of this Agreement or the making or completion of the Plan of Arrangement. This Agreement has been duly and validly executed and delivered by Geac and constitutes a legal, valid and binding obligation of Geac enforceable against Geac in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

  (d)
  No Violations.

  (i)
  Neither the execution and delivery of this Agreement by Geac nor the completion of the Arrangement, nor compliance by Geac with any of the provisions hereof will: (1) except as set forth in Section 3.1(d) of the Disclosure Letter, violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Geac or any of its subsidiaries, or in any such Lien becoming (or being capable of becoming) enforceable against any such properties or assets, or cause any indebtedness to come due before its stated maturity or cause any credit commitment or obligation to cease to be available or cause any payment or other obligation to be imposed on Geac or any of its subsidiaries under any of the terms, conditions or provisions of (A) their respective charters or by-laws or other comparable organizational documents or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, or other Contract to which Geac or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Geac or any of its subsidiaries is bound; (2) subject to obtaining the Regulatory Approvals and except for complying with applicable corporate, securities, competition and antitrust Laws, (x) violate any Law applicable to Geac or any of its subsidiaries or any of their respective properties or assets; or (y) cause the suspension or revocation of any Permit currently in effect; (3) except as set forth in Section 3.1(d) of the Disclosure Letter, result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of Geac or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits, or acceleration of vesting, under any Geac Plan or restriction imposed on any asset held in connection with a Geac Plan (except, in the case of each of clauses (1), (2) and (3) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Geac).

    (ii)
    Subject to obtaining the Regulatory Approvals and except for complying with applicable corporate, securities, competition and antitrust Laws, (1) there is no legal impediment to the execution and delivery of this Agreement by Geac, and (2) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required of Geac or its subsidiaries in connection with the execution and delivery of this Agreement and the Transaction Documents by Geac, the completion of the Arrangement by Parent, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Geac or would not prevent or materially delay the making and completion of the Arrangement by Parent.

  (e)
  Capitalization.    The authorized share capital of Geac consists of an unlimited number of Geac Shares and an unlimited number of preference shares issuable in series. As of the close of business on September 30, 2005, there were issued and outstanding 86,992,996 Geac Shares, and there were outstanding no other shares of any class or series in the capital of Geac. As of the close of business on September 30, 2005, an aggregate of up to 6,012,438 Geac Shares were issuable upon the exercise of Geac Options (of which an aggregate of up to 5,881,938 were for Cash Pay Options), an aggregate of 1,332,250 Geac RSUs were issued and outstanding (1,390,112 Geac Shares are held by a trust created for the purpose of acquiring Geac Shares through open market purchases and holding those shares in trust for the benefit of participants in the Geac Restricted Share Unit Plan (which Geac Shares are included in the total number of issued and outstanding Geac Shares described in the second sentence of this Section 3.1(e)), 1,695,002 Geac Shares were issuable under the Geac Employee Share Purchase Plan (which Geac Shares are not included in the total number of issued and outstanding Geac Shares described in the second sentence of this Section 3.1(e)) and 112,000 Geac DSUs were issued and outstanding under the Geac Deferred Share Unit Plan, and except as set forth above, there were no options, warrants or other rights, shareholder rights plans (other than the Shareholder Rights Plan), agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by Geac of any shares in the capital of Geac (including Geac Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares in the capital of Geac (including Geac Shares). Except as set forth in Section 3.1(e) of the Disclosure Letter, since September 30, 2005, no Geac Shares, Geac RSUs, Geac DSUs or Geac Options have been issued or granted (except for any Geac Shares issued pursuant to the exercise of any Geac Options granted prior to September 30, 2005), nor has Geac entered into any commitment to issue or grant any of the foregoing. The weighted average exercise price for the Cash Pay Options outstanding as of September 30, 2005 is Cdn.$6.41. All outstanding Geac Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Geac Shares issuable upon the exercise of rights under the Geac Options and the issuance of Geac Shares pursuant to the Geac Employee Share Purchase Plan in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. All securities of Geac (including the Geac Shares, the Geac Options, the Geac RSUs and the Geac DSUs and all options, rights or other convertible or exchangeable securities) have been issued in compliance, in all material respects, with all applicable Securities Laws. There are no securities of Geac or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Geac Shareholders on any matter. There are no outstanding contractual or other obligations of Geac or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries.

  (f)
  Opinion of Financial Advisor.    Geac has received the opinion, dated as of the date hereof, of each of Bear, Stearns & Co. Inc. and CIBC World Markets Inc. to the effect that, as of the date thereof, and subject to the qualifications and limitations set forth therein, the Purchase Price to be received under the Arrangement by the Geac Shareholders is fair from a financial point of view to the Geac Shareholders and such opinion has not been withdrawn.

  (g)
  Reporting Status and Securities Laws Matters.    Geac is a reporting issuer under applicable Canadian provincial and territorial Securities Laws and is not on the list of reporting issuers in default under such Securities Laws and is a foreign private issuer under United States federal Securities Laws and is not in material default of any material requirements of any Securities Laws. Except as set forth in Section 3.1(g) of the Disclosure Letter, no delisting, suspension of trading in or cease trading order with respect to any securities of Geac, and, to the knowledge of Geac, no inquiry, review or investigation (formal or informal) of any Securities Regulator or Exchange, is in effect or ongoing or, to the knowledge of Geac, expected to be implemented or undertaken.

  (h)
  Ownership of Subsidiaries.    Section 3.1(h) of the Disclosure Letter includes a complete and accurate list of all subsidiaries, together with its jurisdiction of incorporation or organization, owned, directly or indirectly, by Geac, each of which is wholly-owned except as otherwise noted in such list. All of the outstanding shares of capital stock and other ownership interests in Geac's subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Geac are, except as disclosed in Section 3.1(h) of the Disclosure Letter or pursuant to restrictions on transfer contained in constating documents, rights of first refusal and similar rights restricting transfer contained in shareholders, partnership or joint venture agreements for or pursuant to existing financing arrangements involving Geac or its subsidiaries (which transfer restrictions, rights of first refusal, and similar rights have been disclosed to Parent in Section 3.1(h) of the Disclosure Letter), owned free and clear of all material Liens, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in or material assets or properties of any of Geac's subsidiaries except as set forth in Section 3.1(h) of the Disclosure Letter or pursuant to shareholders, partnership or joint venture agreements for or pursuant to existing financing arrangements involving Geac or its subsidiaries (which rights to acquire have been disclosed to Parent in Section 3.1(h) of the Disclosure Letter).

  (i)
  Reports.    As of their respective dates (i) Geac's audited financial statements as at and for the fiscal years ended April 30, 2005, 2004 and 2003 (including the notes thereto and related management's discussion and analysis ("MD&A")), and Geac's unaudited interim financial statements as at and for the three months ended July 31, 2005 (including the notes thereto and related MD&A) (collectively, the "Geac Financial Statements"); and (ii) all documents filed by Geac in the offering of its securities with Securities Regulators or any Exchange since April 30, 2003: (1) did not at the time filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and (2) included all documents required to be filed in accordance with Securities Laws with Securities Regulators and the Exchanges and complied in all material respects with Securities Laws. The Geac Financial

    Statements and all financial statements of Geac and its subsidiaries included or incorporated by reference in information circulars, forms, reports, statements, prospectuses and other documents since April 30, 2003 were prepared in accordance with GAAP consistently applied (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Geac's independent auditors, (B) in the case of unaudited interim statements, are subject to normal year-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements or (C) as items in such financial statements have been reclassified) and fairly present, in all material respects, the consolidated financial position, results of operations and changes in financial position of Geac and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by GAAP consistently applied in respect of all material contingent liabilities, if any, of Geac and its subsidiaries on a consolidated basis. There has been no material change in Geac's accounting policies, except as described in the notes to the Geac Financial Statements, since April 30, 2005. Geac has delivered or made available to Parent copies of all material policies, manuals and other documents promulgating Geac's internal accounting controls. Section 3.1(i) of the Disclosure Letter lists, and Geac has delivered or made available to Parent copies of the documents creating or governing, all of Geac's off-balance sheet arrangements. Except as set forth in the Geac Financial Statements and except as arising hereunder, Geac and its subsidiaries have no liabilities or obligations of any nature (whether absolute, accrued, asserted or unasserted, contingent or otherwise) that would be required by applicable accounting requirements and the published rules and regulations of the Securities Regulators to be reflected on or reserved against in any report or filing made or filed with any Securities Regulator that are not disclosed, reflected or reserved against in such Geac Financial Statements, except for such liabilities and obligations (i) that have been incurred since April 30, 2005 in the ordinary course of business, or (ii) that would not reasonably be expected to have a Material Adverse Effect on Geac. Neither Geac nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar contract (including any contract relating to any transaction, arrangement or relationship between or among Geac or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving Geac or any of its subsidiaries in Geac Financial Statements. Since the date of Geac's last proxy circular on SEDAR, no event has occurred as of the date hereof that would be required to be reported by Geac pursuant to any Securities Laws that has not been reported. Since July 30, 2002, neither Geac nor any of its subsidiaries, has, directly or indirectly, made or arranged for any extension or maintaining of credit, or renewal of an extension of credit, in the form of a personal loan to or for any director or executive officer of Geac in contravention of any Securities Laws.

  (j)
  Litigation.    Except as set forth in Section 3.1(j) of the Disclosure Letter, there are no claims, actions, suits or proceedings pending or, to the knowledge of Geac, threatened affecting Geac or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws, which claim, action, suit or proceeding involves a possibility of any judgement against or liability of Geac or any of its subsidiaries which would reasonably be expected to have a Material Adverse Effect on Geac. Neither Geac nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding judgement, order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on Geac.

  (k)
  Taxes.    Geac and each of its subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived or those set forth in Section 3.1(k) of the Disclosure Letter, and all such Returns are complete and correct, except for any failure to file or errors or omissions that, individually or in the aggregate, would not result in a Material Adverse Effect on Geac. Except as set forth in Section 3.1(k) of the Disclosure Letter, each of Geac and each of its subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by it on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Geac Financial Statements and any Taxes in excess of such reserves which the failure to pay would not, individually or in the aggregate, result in a Material Adverse Effect on Geac. Except as provided for in the Geac Financial Statements and except as disclosed in Section 3.1(k) of the Disclosure Letter, no deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Geac or any of its subsidiaries, and neither Geac nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge to Geac, threatened against Geac or any of its subsidiaries or any of their respective assets, except where such deficiencies, actions or proceedings would not have a Material Adverse Effect on Geac. Geac and each of its subsidiaries has properly withheld all Taxes required to have been withheld in connection with amounts paid or credited or deemed to be paid or credited by any of them to or for the account or benefit of any person, including any shareholder, employee, creditor, independent contractor, or other third party and has duly and timely remitted to the appropriate authority such Taxes and other amounts required by Law to be remitted by any of them, except to the extent that failure to so withhold or remit has not or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Geac. None of Geac or any of its subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Return (other than a group the common parent of which was Geac) or (B) has any liability for the Taxes of any person (other than any of Geac or its subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local, or non-US law), as a transferee or successor, by contract, or otherwise. To the knowledge of Geac, no claim has ever been made by a taxing authority in a jurisdiction where Geac or any of its subsidiaries does not file Returns that such person is or may be subject to taxation by such jurisdiction. Except as set forth in Section 3.1(k) of the Disclosure Letter, none of Geac or its subsidiaries has consented to extend the time, or is the beneficiary of any extension of time, in which any Tax may be assessed or collected by any taxing authority. Except as set forth in Section 3.1(k) of the Disclosure Letter, none of Geac or its subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any "excess parachute payment" within the meaning of Code § 280G (or any corresponding provision of state, local or non-US income Tax law).

    For all periods ended on and after April 30, 2002, true and complete copies of (i) all relevant portions of material income tax audit reports, statements of deficiencies, settlements or other agreements relating to Taxes received by Geac or its subsidiaries or on behalf of Geac or any of its subsidiaries from a Governmental Entity, and (ii) all material federal, provincial, state, local or foreign Returns for Geac or any of its subsidiaries have been made available by Geac for inspection by Parent.

    Except as set forth in Section 3.1(k) of the Disclosure Letter, neither Geac nor any of its subsidiaries is party to or bound by any material agreement, arrangement or practice with respect to Taxes (including Tax sharing agreements with any taxing authority).

  (l)
  Absence of Undisclosed Liabilities.    Except as disclosed in the Geac Public Disclosure Record or the Geac Financial Statements, neither Geac nor any of its subsidiaries has any obligations or liabilities of any nature (matured or unmatured, fixed or contingent) except for liabilities (i) incurred in connection with the transactions contemplated by this Agreement, (ii) incurred in the ordinary course of business consistent with past practice since April 30, 2005 or (iii) that, individually or in the aggregate, would not result in a Material Adverse Effect on Geac.

  (m)
  No Material Adverse Effect.    Since April 30, 2005 there has not been any Material Adverse Effect on Geac and no event, change or development has occurred, including any material damage, destruction or other casualty loss with respect to any material asset owned, leased or otherwise used by Geac or any of its subsidiaries, whether or not covered by insurance, which would reasonably be expected to have a Material Adverse Effect on Geac. Except as set forth in Section 3.1(m) of the Disclosure Letter, during the period since April 30, 2005 to the date of this Agreement, Geac and its subsidiaries have conducted their businesses only in the ordinary course consistent with past practice.

  (n)
  Environmental.    Except as disclosed in the Geac Public Disclosure Record or as set forth in Section 3.1(n) of the Disclosure Letter, all operations of Geac and each of its subsidiaries have been and are now being conducted in material compliance with all applicable Environmental Laws, there is no Environmental Condition present at, and to the knowledge of Geac there has been no release, disposal, or arrangement for disposal of, or exposure to, any Hazardous Substance on, at, under or from, any property currently or, to the knowledge of Geac, formerly owned or leased by Geac or any of its subsidiaries and, to the knowledge of Geac, neither Geac nor any of its subsidiaries is aware of, or is subject to: (i) any proceeding, application, order, directive, investigation or complaint which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures; (ii) any demand or notice with respect to the breach of any Environmental Laws applicable to Geac or any of its subsidiaries; or (iii) any changes to the terms of any Environmental Permits or any review by any Governmental Entity of such Environmental Permits, in each case as would, individually or in the aggregate, have a Material Adverse Effect on Geac.

  (o)
  Property.    Geac and each of its subsidiaries has good and sufficient title to their respective real property interests, including fee simple estate in their respective owned real property, and leases, licences, easements, rights of way, permits from relevant authorities permitting the use of land or premises by Geac and its subsidiaries, in each case necessary to permit the operation of their respective current businesses, as they are now being or are proposed to be conducted, except for such failure of title in respect of any real property or failure to hold such leases, licenses, easements, rights of way or permits as would, individually or in the aggregate, not have a Material Adverse Effect on Geac.

  (p)
  Contracts.    Except as set forth in Section 3.1(p) of the Disclosure Letter, none of Geac, its subsidiaries nor, to the knowledge of Geac, any of the other parties thereto, is in default or breach of, nor has Geac or its subsidiaries received any notice of default or breach of, or termination under, any Contract, and, to the knowledge of Geac, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of any such Contract except as would not, individually or in the aggregate, have a Material Adverse Effect on Geac. Except as set forth in Section 3.1(p) of the Disclosure Letter, none of the Contracts will be in default or breach as a result of the completion of the Plan of Arrangement, except as would not, individually or in the aggregate, have a Material Adverse Effect on Geac. Except as set forth in Section 3.1(p) of the Disclosure Letter, to the knowledge of Geac, no state of facts exists in relation to Financial Indebtedness (as defined in any of the debt instruments of Geac or any of its subsidiaries) of Geac or any subsidiary of Geac that (i) would constitute a default or an event of default (or a matter that with the giving of notice, the passage of time or the fulfillment of any other condition would result in the occurrence of a default or an event of default) under any such Financial Indebtedness, (ii) has resulted in any such Financial Indebtedness becoming due and payable, or being capable of being declared due and payable, prior to its stated maturity date, (iii) has resulted in any party to any Contract with respect to any such Financial Indebtedness having a right to terminate, cancel or suspend its commitment or any of its obligations under any such Contract or (iv) has resulted in any Lien securing any such Financial Indebtedness becoming, or being capable of becoming, enforceable, except, in each case, as would not, individually or in the aggregate, have a Material Adverse Effect on Geac.

  (q)
  Permits.    Geac and each of its subsidiaries has obtained and is in compliance with all Permits, including Environmental Permits, required by applicable Laws, necessary to conduct its current businesses as they are now being conducted, other than where the absence of such Permits or the failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on Geac. No suspension or cancellation of any of the Permits is pending or, to Geac's knowledge, threatened, which is or would reasonably expected to have a Material Adverse Effect on Geac.

  (r)
  Pension and Employee Benefits.

  (i)
  Except as disclosed in the Geac Public Disclosure Record or in Section 3.1(r) of the Disclosure Letter, Geac and each of its subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, profit sharing, deferred compensation, stock purchase, stock compensation, disability, pension or retirement plans and other employee compensation or benefit plans, policies or arrangements which are maintained by or binding upon Geac or such subsidiary or in respect of which Geac or any of its subsidiaries has any actual or potential liability (collectively, the "Geac Plans") and with all applicable Laws relating thereto.

  (ii)
  All of the Geac Plans are and have been established, registered, qualified, invested and administered, in all material respects, in accordance with all applicable Laws, and in accordance with their terms and the terms of agreements between Geac and/or any of its subsidiaries, as the case may be, and their respective employees and former employees. To the knowledge of Geac, no fact or circumstance exists that would reasonably be expected to adversely affect the existing tax status of a Geac Plan.

  (iii)
  All current obligations of Geac or any of its subsidiaries regarding the Geac Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the Geac Plans except as would not have a Material Adverse Effect on Geac. All contributions or premiums required to be made by Geac or any of its subsidiaries, as the case may be, under the terms of each Geac Plan or by applicable Laws have been made in a timely fashion in accordance with applicable Laws and the terms of the Geac Plans except as would not have a Material Adverse Effect on Geac.

  (iv)
  Except as disclosed in Section 3.1(r) of the Disclosure Letter, each Geac Plan is insured or funded as required by applicable Law and in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Geac or any of its subsidiaries from any such Governmental Entities other than such breaches as in the aggregate do not have a Material Adverse Effect on Geac. Except as disclosed in Section 3.1(r) of the Disclosure Letter, each Geac Plan which is required under its terms or pursuant to applicable Law to be funded on an actuarial or other basis is fully funded on both a going concern and solvency basis in accordance with the actuarial assumptions and methods used in the most recent actuarial valuation report in respect of each such Geac Plan filed with the applicable Governmental Entity.

  (v)
  No Geac Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits), and there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Geac Plan required to be registered or qualified.

    (vi)
    All liabilities of Geac and each of its subsidiaries (whether accrued, absolute, contingent or otherwise) related to the Geac Plans have been fully and accurately accrued and disclosed, and reported in accordance with GAAP consistently applied in the Geac Financial Statements. No changes have occurred or are expected to occur to any Geac Plan which would materially affect the most recent actuarial report prepared in respect of the applicable Geac Plan.

    (vii)
    Neither Geac nor any of its subsidiaries has any liability or potential liability (including, but not limited to, withdrawal liability) with respect to (a) any "employee pension benefit plan" (as such term is defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) that is or was subject to Section 302 of Title I of ERISA, Title IV of ERISA or Section 412 of the Code, (b) any "multiemployer plan" (as such term is defined in Section 3(37) of ERISA), (c) any employee benefit plan that provides heath or life insurance benefits or other welfare-type benefits to former employees, except as specifically required by law, or (d) any nonqualified deferred compensation plan within the meaning of Section 409A(d)(1) of the Code.

  (s)
  Employment Agreements and Collective Agreements.    Except as disclosed in the Geac Public Disclosure Record or as set forth in Section 3.1(s) of the Disclosure Letter, neither Geac nor any of its subsidiaries is a party to or bound or governed by:

  (i)
  except as implied by applicable Law, any employment, retention or change of control agreement with any officer or senior employee or any written or oral agreement, arrangement or understanding providing for retention, severance or termination payments to any officer or senior employee of Geac or any of its subsidiaries;

  (ii)
  any material collective bargaining or union agreement or any actual or, to the knowledge of Geac, threatened application for certification or bargaining rights in respect of Geac or any of its subsidiaries;

  (iii)
  any material labour dispute, strike or lock-out relating to or involving any employee of Geac or any of its subsidiaries; or

  (iv)
  any claim or, to the knowledge of Geac, threatened claim arising out of or in connection with employment by Geac or any of its subsidiaries or the termination thereof, other than such claims as in the aggregate do not have a Material Adverse Effect on Geac.

  (t)
  Compliance with Laws.    Except as set forth in Section 3.1(t) of the Disclosure Letter, Geac and its subsidiaries are in compliance with applicable Laws, other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on Geac.

  (u)
  Intellectual Property.    Except as disclosed in the Geac Public Disclosure Record or as set forth in Section 3.1(u) of the Disclosure Letter, (i) Geac and its subsidiaries own and possess all right, title and interest, or are validly licensed or have retained the rights to use (and are not in material breach of such licenses) all material patents, trade-marks, trade names, service marks, copyrights, know-how, trade secrets, confidential information, software and all other intellectual property and proprietary rights that are necessary to the conduct of the business, as presently conducted, of Geac and its subsidiaries taken as a whole (collectively, the "Intellectual Property Rights"); (ii) all such Intellectual Property Rights are sufficient for conducting the business, as presently conducted, of Geac and its subsidiaries taken as a whole; (iii) to the knowledge of Geac, the products sold or licensed by Geac and its subsidiaries and the conduct of their respective businesses do not infringe in any material way upon any third parties' intellectual property and proprietary rights and no event has occurred, and no event will occur as a result of the transactions contemplated hereby, that would render invalid or unenforceable or terminate any rights to any Intellectual Property Rights, to the knowledge of Geac, there are no material facts which would form the basis to conclude that there is a reasonable likelihood of any of the foregoing, and neither Geac nor any of its subsidiaries has received any notices regarding any of the foregoing (including, without limitation, any demands or offers to license any intellectual property or proprietary rights from any third party or any requests for indemnification from customers), except as would not be reasonably expected to result in a Material Adverse Effect on Geac; (iv) all hardware, software and firmware, processed data, technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of Geac and its subsidiaries taken as a whole (collectively, the "Technology"), are up-to-date and in accordance with industry-standards and sufficient for conducting the business, as presently conducted, of Geac and its subsidiaries taken as a whole; (v) Geac and its subsidiaries own or have validly licensed (and are not in material breach of such licenses) such Technology and have commercially reasonable industry-standard virus protection and security measures in place in relation to such Technology; (vi) Geac and its subsidiaries have reasonable back-up systems and a disaster recovery plan adequate to ensure the continuing availability of the functionality provided by the Technology, and have ownership of or a valid license to the Intellectual Property Rights necessary to allow them to continue to provide the functionality provided by the Technology in the event of any malfunction of the Technology or other form of disaster affecting the Technology; and (vii) no third party has infringed, misappropriated or otherwise conflicted with any of the Intellectual Property Rights and to the knowledge of Geac, there are no facts that would form the basis to conclude that there is a reasonable likelihood of any of the foregoing, except as would not be reasonably expected to result in a Material Adverse Effect on Geac. To the extent that any Intellectual Property Rights are confidential, the employees and contractors of Geac and its subsidiaries are subject to enforceable legal obligations to maintain the confidentiality of such Intellectual Property Rights.

  (v)
  Insurance.    Geac and its subsidiaries have such policies of insurance as are listed in Section 3.1(v) of the Disclosure Letter, and Geac is in compliance in all material respects with all requirements with respect thereto.

  (w)
  Corrupt Practices Legislation.    There have been no actions taken by or, to the knowledge of Geac, on behalf of Geac or its subsidiaries that would cause Geac to be in violation of the Foreign Corrupt Practices Act of the United States of America or the Corruption of Foreign Public Officials Act (Canada) which would have a Material Adverse Effect on Geac.

  (x)
  No Further Representations and Warranties.    The representations and warranties made by Geac in this Agreement are in lieu of and are exclusive of all other representations and warranties, including, without limitation, any implied warranties. Geac hereby disclaims any such other or implied representations or warranties, notwithstanding the delivery or disclosure, if any, to Parent or its officers, directors, employees, agents or representatives of any documentation or other information.

  (y)
  Brokers.    Except for Bear, Stearns & Co. Inc. and CIBC World Markets Inc., no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission from, or to the reimbursement of any of its expenses by, Geac in connection with this Agreement or the Plan of Arrangement. Geac has provided to Parent a correct and complete copy of all agreements relating to the arrangements between it and its financial advisors which are in effect at the date hereof and agrees not to amend the terms of any such agreements relating to the payment of fees and expenses without the prior written approval of Parent.

  (z)
  Change of Control Compensation.    Section 3.1(z) of the Disclosure Letter sets forth the amount of any compensation or remuneration of any kind or nature which is or may become payable to any current or former employee, officer or director of Geac or any of its subsidiaries, in whole or in part, by reason of the execution and delivery of this Agreement or the consummation of the Transactions (the "Change of Control Payments").

  (aa)
  Transaction Expenses.    Section 3.1(aa) of the Disclosure Letter sets forth the aggregate estimated amount of costs, fees and expenses incurred or which may be incurred by Geac or its subsidiaries or on their behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement and the Transactions contemplated hereby at any time prior to or at the Effective Time, including, but not limited to, those of the financial advisor(s) and counsel to Geac, but excluding any costs, fees or expenses directly resulting from actions taken pursuant to this Agreement (collectively, together with the Change of Control Payments and the cost of the D&O Policy, the "Geac Transaction Expenses").

  (bb)
  Investment Canada Act.    Neither Geac nor any of its subsidiaries is engaged in a "cultural business" for purposes of subsection 14.1(5) of the Investment Canada Act.

  (cc)
  Shareholder Rights Plan.    Geac has taken all necessary action, and prior to the Effective Time will have taken any additional necessary action, so that the Arrangement constitutes an "Exempt Acquisition" for purposes of the Shareholder Rights Plan

  (dd)
  No "Collateral Benefit" Under Ontario Rule.    No related party of Geac (within the meaning of Ontario Securities Commission Rule 61-501—Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Geac Shares, except for related parties who will not receive a "collateral benefit" (within the meaning of such Rule) as a consequence of the Transactions.

3.2   Survival of Representations and Warranties

        The representations and warranties of Geac contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT,
ACQUISITION SUB, MAGELLAN AND TRISYN

4.1   Representations and Warranties

        Each of Parent, Acquisition Sub, Magellan and TriSyn hereby represents and warrants to and in favour of Geac as follows and acknowledges that Geac is relying upon such representations and warranties in connection with the entering into of this Agreement:

  (a)
  Organization and Qualification.    Each of Parent, Acquisition Sub, Magellan and TriSyn is a corporation duly incorporated or an entity duly created, validly existing and in good standing under the laws of its jurisdiction of incorporation, continuance or creation and has the requisite corporate or other power and authority to own its properties as now owned and to carry on its business as it is now being conducted and each of its subsidiaries is duly registered or otherwise authorized to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on it. Copies of the constating documents of each of Parent, Acquisition Sub, Magellan and TriSyn together with all amendments to date and the by-laws or other comparable organizational documents of each of Parent, Acquisition Sub, Magellan and TriSyn, in each case, as furnished to Geac, are accurate and complete and have not been amended or superseded and no steps or proceedings have been taken or are pending or contemplated to amend or supersede such constating documents.

  (b)
  Authority Relative to this Agreement.    Each of Parent, Acquisition Sub, Magellan and TriSyn has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder and to fulfill its obligations under the Arrangement. The execution, delivery and performance of this Agreement and the completion of the Plan of Arrangement by each of Parent, Acquisition Sub, Magellan and TriSyn contemplated hereby have been duly authorized by the Board of Directors or equivalent governing body of each of Parent, Acquisition Sub, Magellan and TriSyn and no other corporate proceedings on the part of Parent, Acquisition Sub, Magellan and TriSyn are necessary to authorize the execution and delivery by it of this Agreement or the making or completion of the Plan of Arrangement. This Agreement has been duly executed and delivered by each of Parent, Acquisition Sub, Magellan and TriSyn and constitutes a legal, valid and binding obligation of each of Parent, Acquisition Sub, Magellan and TriSyn enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

  (c)
  No Violations.

  (i)
  Neither the execution and delivery of this Agreement by each of Parent, Acquisition Sub, Magellan and TriSyn nor the completion of the Arrangement nor compliance by each of Parent, Acquisition Sub, Magellan and TriSyn with any of the provisions hereof will violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (A) the respective charters or by-laws or other comparable organizational documents of each of Parent, Acquisition Sub, Magellan and TriSyn or (B) any material contract or other instrument or obligation to which Parent, Acquisition Sub, Magellan or TriSyn or any of its subsidiaries is a party or to which it, or any of its properties or assets, may be subject or by which Parent, Acquisition Sub, Magellan or TriSyn or any of its subsidiaries is bound (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations or accelerations, or any consents, approvals or notices which, if not given or received, would not, in each case, individually or in the aggregate, materially adversely affect the ability of any of Parent, Acquisition Sub, Magellan or TriSyn to perform its obligations under this Agreement).

    (ii)
    Subject to obtaining the Regulatory Approvals and other than in connection with or in compliance with the provisions of applicable corporate, competition, antitrust and securities Laws, (1) there is no legal impediment to the completion of the Plan of Arrangement by Parent or Acquisition Sub, and (2) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required of Parent or Acquisition Sub in connection with completion of the Plan of Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not prevent or materially delay the making and completion of the Plan of Arrangement by Parent or Acquisition Sub.

  (d)
  Financial Capability.    Parent has delivered to Geac true and complete copies of (i) fully executed commitment letters (collectively, the "Debt Commitment Letter") from JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Merrill Lynch Capital Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Foothill, Inc. and (ii) a fully executed commitment letter (the "Equity Commitment Letter") from Golden Gate Private Equity, Inc. (the Equity Commitment Letter, and together with the Debt Commitment Letter, shall be referred to herein as the "Commitment Letters"), in an aggregate amount which, together with the loan from Lender Sub referred to in Section 2.3 of the Plan of Arrangement, will provide sufficient funds to permit Acquisition Sub, subject to the satisfaction of all relevant conditions set forth in this Agreement, to pay the Purchase Price in respect of, in reliance on the representations and warranties of Geac regarding, each of the outstanding Geac Shares (including each Geac Share issued pursuant to the Geac Employee Share Purchase Plan and each Geac Share held in trust in relation to the Geac Restricted Share Unit Plan), each Geac Share issuable upon exercise of the outstanding Geac Options and each Geac DSU. The Debt Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of Parent, and to the knowledge of Parent, the other parties thereto, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered. The Equity Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of each of Parent and the other party thereto, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered. As of the date hereof, no event has occurred that with or without notice, lapse of time or both, would, individually or in the aggregate, constitute a default or breach on the part of Parent or any of its affiliates under any material term or condition of the Debt Commitment Letter or Equity Commitment Letter. As of the date hereof, Parent has no reason to believe that it will be unable to satisfy, on a timely basis, any material term or condition of funding to be satisfied by it or any of its affiliates contained in the Debt Commitment Letter or Equity Commitment Letter, it being agreed, for the avoidance of doubt, that no representation or warranty is made with respect to any matter dependent upon the financial performance of, or otherwise involving, Geac or any of its subsidiaries.

  (e)
  No Further Representations and Warranties.    The representations and warranties made by each of Parent, Acquisition Sub, Magellan and TriSyn in this Agreement are in lieu of and are exclusive of all other representations and warranties, including, without limitation, any implied warranties. Each of Parent, Acquisition Sub, Magellan and TriSyn hereby disclaims any such other or implied representations or warranties, notwithstanding the delivery or disclosure, if any, to Geac or its officers, directors, employees, agents or representatives of any documentation or other information.

4.2   Survival of Representations and Warranties

        The representations and warranties of Parent, Acquisition Sub, Magellan and TriSyn contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
COVENANTS

5.1   Covenants of Geac Regarding the Conduct of Business

        Geac covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless Parent shall otherwise agree in writing, such agreement not to be unreasonably withheld or delayed, or as is otherwise expressly permitted or specifically contemplated by this Agreement or set forth in the Disclosure Letter; provided, however, that Geac shall be permitted to do anything that is required by applicable Law or required by the terms of this Agreement (provided that in no event shall Geac be permitted to take any action prohibited by Section 5.1(b)(ii)):

  (a)
  the business of Geac and its subsidiaries shall be conducted only, and Geac and its subsidiaries shall not take any action except, in compliance with any Contracts to which it is a party and in the usual and ordinary course of business consistent with past practice in all material respects, and Geac shall use all commercially reasonable efforts to maintain and preserve its and its subsidiaries' business organization, assets, employees, goodwill and business relationships;

  (b)
  Geac shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents or the Shareholder Rights Plan; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Geac Shares owned by any person or the securities of any subsidiary owned by a person other than Geac (provided, however, for greater certainty, except as required by applicable Law or Section 5.6 of this Agreement, there shall be no limitations on dividends, other distributions or payment between two or more Geac wholly-owned subsidiaries or between Geac and a Geac wholly-owned subsidiary); (iii) issue, grant, sell, encumber or pledge or authorize or agree to issue, grant, sell, encumber or pledge any shares of Geac or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Geac or its subsidiaries or any other ownership interest (including any phantom interest or other right linked to any shares of Geac or its subsidiaries in any manner), other than (A) the issuance of Geac Shares issuable pursuant to the terms of the Geac Options that are outstanding as of September 30, 2005 or pursuant to the Geac Employee Share Purchase Plan, or (B) transactions between two or more Geac wholly-owned subsidiaries or between Geac and a Geac wholly-owned subsidiary; (iv) redeem, purchase or otherwise acquire any of its outstanding securities, other than in transactions between two or more Geac wholly-owned subsidiaries or between Geac and a Geac wholly-owned subsidiary; (v) amend the terms of any of its securities or reclassify, combine, split or subdivide any of its securities; (vi) except as set forth in Section 5.1(b)(vi) of the Disclosure Letter, adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Geac or any of its subsidiaries, or undertake any merger, consolidation or a reorganization of Geac or any of its subsidiaries except as such plans have been explicitly set forth in this Agreement; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; (viii) make any material Tax election or settle or compromise any material Tax liability; or (ix) enter into, modify or terminate any Contract with respect to any of the foregoing;

  (c)
  Geac shall promptly notify Parent in writing of any circumstance or development that is or would reasonably be expected to constitute a Material Adverse Effect on Geac;

  (d)
  Geac shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) except as set forth in Section 5.1(d)(i) of the Disclosure Letter and except sales of inventory in the ordinary course of business consistent with past practice and sales of excess or obsolete assets, sell, pledge, lease, dispose of or encumber any material assets of Geac or of any subsidiary; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities or contributions of capital (other than to wholly-owned subsidiaries), (iii) acquire any material property or assets of any other person; (iv) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances; (v) pay, discharge or satisfy any claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Geac Financial Statements or made in the ordinary course of business consistent with past practice; (vi) waive, release, grant or transfer any rights of material value; (vii) make any capital expenditure in excess of amounts set forth in Geac's capital budget; (viii) take any action or make any change with respect to accounting policies or procedures, other than actions or changes required by GAAP or by applicable Law; (ix) take any action that would cause any of the representations or warranties set forth in Article 3 to be untrue as of the date of this Agreement or as of the Effective Time or (x) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

  (e)
  Geac shall not, and shall not permit any of its subsidiaries to, directly or indirectly, enter into, terminate or modify any Contract outside the ordinary course of business consistent with past practice, including, without limitation, any of the foregoing that would have a Material Adverse Effect on Geac;

  (f)
  except as set forth in Section 5.1(f) of the Disclosure Letter, neither Geac nor any of its subsidiaries shall grant to any officer, director or employee of Geac or any of its subsidiaries an increase in compensation in any form, grant any general salary increase, make any loan to any officer, director or employee of Geac or any of its subsidiaries, take any action with respect to the grant of any severance, retention or termination pay to or enter into any employment agreement with any officer, director or employee of Geac or any of its subsidiaries, increase in any material respect the benefits payable under its current severance or termination pay policies, or adopt or amend in any material respect or make any contribution to any Geac Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Geac or any of its subsidiaries, except, in each such case, if such action is taken in the ordinary course of business consistent with past practice; provided that, notwithstanding the foregoing, neither Geac nor any of its subsidiaries shall increase the compensation, severance, termination pay or any other similar remuneration to any of Geac's CEO or any person reporting directly to Geac's CEO;

  (g)
  Except as set forth in Section 5.1(g) of the Disclosure Letter, Geac shall not, and shall not permit any of its subsidiaries to, hire any employee except for (i) the replacement of any current employee whose employment with Geac or any subsidiary is terminated for any reason (with such replacement employee receiving substantially similar or lesser compensation and benefits as such terminated employee) and (ii) a new employee who does not replace any current employee pursuant to clause (i) above (A) whose annual noncontingent cash compensation and annual target commission payments does not exceed, in the aggregate, $200,000 and (B) whose annual noncontingent cash compensation and annual target commission or bonus payments, when aggregated with the annual noncontingent cash compensation and annual target commission or bonus payments of all other such new employees, does not exceed $1,000,000 (other than as set forth in Section 5.1(g) of the Disclosure Letter);

  (h)
  Geac shall, whether through its Board of Directors or otherwise, facilitate as necessary the acceleration of the vesting of any unvested Geac Options and the acceleration of the purchase and release of, or the expiry of any contractual hold period in favour of Geac relating to, any Geac Shares and Geac RSUs or funds for the purchase of Geac Shares held in the Geac Employee Share Purchase Plan, but shall not otherwise amend, vary or modify such plans or the Geac Stock Option Plans; notwithstanding this clause, Geac will use commercially reasonable efforts to encourage the exercise of the Geac Options in the context of the Arrangement and the acquisition of the resulting Geac Shares pursuant to the Arrangement;

  (i)
  Geac shall not, and shall not permit any of its subsidiaries to, settle or compromise (i) any material action, claim or proceeding brought against it and/or any of its subsidiaries, except with respect to the settlement or compromise of any such matter which does not oblige Geac and its subsidiaries to make aggregate cash payments exceeding $500,000; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities or any other person in connection with the transactions contemplated by this Agreement or the Arrangement; and

  (j)
  Geac shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Geac or any of its subsidiaries, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that none of Geac or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months from the date hereof.

5.2   Covenants of Geac Regarding the Performance of Obligations

        Subject to Section 7.1, Geac shall and shall cause its subsidiaries to perform all obligations required or desirable to be performed by Geac or any of its subsidiaries under this Agreement, co-operate with Parent in connection therewith, in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, Geac shall and, where appropriate, shall cause its subsidiaries to:

  (a)
  subject to Section 2.5, carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Law may impose on Geac or its subsidiaries with respect to the Arrangement;

  (b)
  apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Geac or any of its subsidiaries which are required in order to consummate the Arrangement under this Agreement and, in doing so, keep Parent reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Parent with copies of all related applications and notifications excluding any part thereof constituting confidential information, in draft form, in order for Parent to provide its comments thereon; provided that Geac shall not make any commitments, provide any undertakings or assume any obligations, in each case that are or would reasonably be expected to be material to Geac or Parent without the prior written consent of Parent, which shall not be unreasonably withheld or delayed;

  (c)
  subject to the approval of the Arrangement Resolution at the Meeting in accordance with the provisions of the Interim Order, (i) it will as soon as practicable thereafter, file, proceed with and diligently pursue an application for the Final Order in cooperation with Parent and Acquisition Sub and, in applying for the Final Order, it will seek to cause the terms thereof to be consistent with the provisions of this Agreement and will oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and (ii) if at any time after the issuance of the Final Order and prior the Effective Date, Geac is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Parent and Acquisition Sub;

  (d)
  furnish promptly to Parent and Acquisition Sub a copy of each notice, report, schedule or other document or communication delivered or filed by Geac in connection with the Arrangement or the Interim Order or the Meeting with any Governmental Entity in connection with, or in any way affecting, the transactions contemplated herein;

  (e)
  defend all lawsuits or other legal, regulatory or other proceedings against Geac challenging or affecting this Agreement or the making or completion of the Arrangement;

  (f)
  use commercially reasonable efforts to assist in effecting the resignations of the Geac directors and cause them to be replaced as of the Effective Date by persons nominated by Parent;

  (g)
  use commercially reasonable efforts to obtain all necessary or desirable consents, waivers or approvals under Contracts, including those set forth on Section 3.1(d) of the Disclosure Letter; provided that Geac and its subsidiaries shall not, without the prior written consent of Parent (not to be unreasonably withheld), pay or commit to pay any money or issue or commit to issue any guarantee of any obligations in connection with Geac obtaining such consents, waivers or approvals;

  (h)
  provide, on a timely basis, all reasonable cooperation in connection with the arrangement of any financing as may be requested by Parent, including (i) participation in meetings and due diligence sessions, (ii) furnishing Parent and its financing sources with historical financial and other pertinent information regarding Geac and is subsidiaries as may be reasonably requested by Parent, including historical financial statements and financial data, (iii) providing Parent with historical financial source data to be used by Parent in connection with its financing of the Transactions, (iv) providing and executing documents as may be reasonably requested by Parent, (v) reasonably facilitating the provision and registration of security and pledge of collateral (including, without limitation, facilitating or obtaining any title policies or surveys, removing liens or encumbrances and providing affidavits, indemnity or other assurance reasonably requested) and (vi) if the Effective Date has not occurred on or before February 10, 2006 and if required by Parent's debt financing sources, provide for the quarter ended January 31, 2006 ("Q3 FY2006") (A) "flash" revenue and estimated EBITDA results no earlier than February 10, 2006 and (B) draft financial statements following review of such financial statements by Geac and its outside auditors in the ordinary course (provided that Geac shall not be required to provide "final" financial statements in the form approved by the Geac's Board of Directors and outside auditors, namely in the form to be made publicly available); provided that (A) none of Geac or any subsidiary shall be required to pay any commitment or other similar fee or incur any other liability in connection with any such financing prior to the Effective Time and (B) nothing in this Section 5.2(h) shall be deemed to govern the matters covered by Section 5.2(i);

  (i)
  provide, on a timely basis, all reasonable cooperation in connection with any dealings by Parent with any Canadian Tax authority or Canadian Governmental Entity with oversight of any Canadian Tax matters concerning any element of the Transactions (including, without limitation, any element that may be effected after the Effective Time by Parent) as may be requested by Parent, including (i) participation in meetings, (ii) furnishing Parent (or the relevant Governmental Entity) with historical financial and other pertinent information regarding Geac and its subsidiaries as may be reasonably requested by Parent and (iii) if required, providing and executing an advance income tax ruling request and documents related thereto; provided that Parent covenants and agrees that no advance income tax ruling request or other submissions of any kind shall be made to the Canada Revenue Agency or any other Canadian Tax Authority or Canadian Governmental Entity with respect to Canadian Tax matters that identify or relate to Geac or any of its subsidiaries in any way without Geac's prior written consent, such consent not to be unreasonably withheld, delayed or conditioned; and

  (j)
  provide, on a timely basis, all reasonable cooperation requested by Parent, including preparing and submitting a joint application to the UK Pensions Regulator in relation to the Comshare Retirement and Death Benefits Plan (the "Comshare Plan") to obtain clearance from the UK Pensions Regulator with respect to the Parties and their respective affiliates in respect of (i) the Transactions contemplated hereby and any post-Effective Time transactions intended to be undertaken by Parent and its affiliates and (ii) the transfer of the cash balances of Geac's UK group to one or more of Geac's U.S. subsidiaries; provided that Parent covenants and agrees that no advance application or request or other submissions of any kind shall be made to the UK Pensions Regulator in relation to the Comshare Plan that identify or relate to Geac or any of its subsidiaries in any way without Geac's prior written consent, such consent not to be unreasonably withheld, delayed or conditioned.

5.3   Covenants of Parent Regarding the Performance of Obligations

        (1)   Parent shall, and shall cause its subsidiaries to, perform all obligations required or desirable to be performed by Parent or any of its subsidiaries under this Agreement, co-operate with Geac in connection therewith, in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, Parent shall and where appropriate shall cause its subsidiaries to:

  (a)
  apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Parent or any of its subsidiaries which are required in order to consummate the Arrangement under this Agreement and, in doing so, keep Geac reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Geac with copies of all related applications and notifications excluding any part thereof constituting confidential information, in draft form, in order for Geac to provide its reasonable comments thereon; provided that, for greater certainty, nothing contained in this Agreement shall restrict or limit Parent from making such commitments or providing such undertakings or assuming such obligations as it considers, in its sole discretion, necessary or desirable in order to obtain the Regulatory Approvals or any other sanctions, rulings, consents, orders, exemptions, permits and other approvals required by applicable antitrust or competition Law; provided further that nothing herein shall require Parent to make any such commitments, provide any such undertakings or assume any such obligations that are not commercially reasonable (it being agreed that it shall not be commercially reasonable for Parent or any of its affiliates to be required to divest, hold separate or agree to any material limitation on the conduct of their current or future business operations);

  (b)
  use commercially reasonable efforts to assist Geac in obtaining all consents, waivers or approvals that Geac is to use commercially reasonable efforts to obtain pursuant to Section 5.2(g), provided that Parent shall not be obligated to pay any fees or guarantee any obligations in connection with Geac obtaining such consents, waivers or approvals;

  (c)
  furnish promptly to Geac a copy of each notice, report, schedule or other document or communication delivered or filed by Parent in connection with the Arrangement or the Interim Order or the Meeting with any Governmental Entity in connection with, or in any way affecting, the transactions contemplated herein; and

  (d)
  defend all lawsuits or other legal, regulatory or other proceedings against Parent challenging or affecting this Agreement or the making or completion of the Arrangement.

        (2)   Each of Parent and Magellan shall use commercially reasonable efforts to (i) fully satisfy in all material respects, on a timely basis, all terms, conditions, representations and warranties set forth in the Commitment Letters and (ii) enforce their respective rights under the Commitment Letters. Each of Parent and Magellan shall use commercially reasonable efforts to enter into definitive agreements with respect to the financings contemplated by the Commitment Letters on terms and conditions no less favourable than the Commitment Letters as soon as reasonably practicable but in any event at the Effective Time. Parent will furnish correct and complete copies of such executed definitive agreements to Geac promptly upon request by Geac. At Geac's request, Parent shall keep Geac informed with respect to all material activity concerning the status of the financings contemplated by the Commitment Letters and shall give Geac prompt notice of any material change with respect to such financings. Without limiting the foregoing, Parent agrees to notify Geac promptly, and in any event within two (2) business days, if at any time prior to the Effective Time (i) the Commitment Letters shall expire or be terminated for any reason or (ii) any financing source that is a party to the Commitment Letters notifies Parent that such source no longer intends to either provide or underwrite financing to Parent on the terms set forth therein or requests amendments or waivers which are materially adverse to the timely completion by Parent or Acquisition Sub of the transactions contemplated by this Agreement. Other than in connection with this Agreement, neither Parent nor Magellan shall, nor shall they permit any of their respective controlled affiliates to, without the prior written consent of Geac, take any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financing, that would reasonably be expected to materially and adversely impair, delay or prevent Parent's obtaining of the financings contemplated by the Commitment Letters. Parent shall not amend or alter, or agree to amend or alter, the Equity Commitment Letter in any manner that would materially and adversely impair, delay or prevent the consummation of the transactions contemplated by this Agreement without the prior written consent of Geac. Neither Parent nor Magellan shall amend or alter, or agree to amend or alter, the Debt Commitment Letter in any manner that would materially and adversely impair, delay or prevent the consummation of the transactions contemplated by this Agreement without the prior written consent of Geac. If either the Debt Commitment Letter or Equity Commitment Letter shall be terminated or modified in a manner materially adverse to Parent or Magellan for any reason, Parent shall use commercially reasonable efforts to (i) obtain, and, if obtained, will provide Geac with a copy of, a new financing commitment that provides for at least the same amount of financing as contemplated by the Commitment Letters as originally issued; (ii) enter into definitive agreements with respect to such new financing; and (iii) obtain funds under such agreements to the extent necessary to consummate the transactions contemplated by this Agreement; provided that Parent shall be under no obligation to obtain or seek to obtain any financing commitment containing terms or funding conditions less favourable to Parent or its affiliates than those included in the Commitment Letters (as determined in Parent's good faith and reasonable discretion). If, after Parent's use of commercially reasonable efforts, Parent is unable to obtain such new financing as described in the immediately preceding sentence, then Geac may, in its sole discretion, propose an alternative new financing that provides for at least the same amount of financing as contemplated by the Commitment Letters as originally issued on terms that are not less favourable to Parent and its affiliates than those set forth in the Commitment Letters as originally issued (as determined in Parent's good faith and reasonable discretion), and Parent shall use commercially reasonable efforts to enter into definitive agreements with respect to such alternative new financing and obtain funds under such agreements to the extent necessary to consummate the transactions contemplated by this Agreement. In the event that new Commitment Letters are executed in accordance with this Section 5.3(2), then such new Commitment Letters shall be the "Commitment Letters" for purposes of this Agreement.

5.4   Mutual Covenants

        Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

  (a)
  subject to the limitations set forth in Sections 5.2 and 5.3, it shall, and shall cause its subsidiaries to, use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to, subject to the limitations set forth in Sections 5.2 and 5.3: (i) obtain all Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder; and

  (b)
  it shall not take any action or refrain from taking any commercially reasonable action which is inconsistent with this Agreement, including, without limitation, purporting to terminate this Agreement other than in accordance with Section 8.2(1), or which would reasonably be expected to significantly impede the consummation of the transactions contemplated by this Agreement.

5.5   Pre-Acquisition Reorganization

        Geac agrees to effect prior to the Effective Date, at Parent's expense, such reorganizations of its business, operations and assets or such other transactions (each, a "Pre-Acquisition Reorganization") as Parent may reasonably request prior to the Effective Date (including, without limitation, (i) any potential transfer of Geac's Canadian business operations to a newly formed separate Canadian subsidiary, (ii) the contribution of the stock of Geac Australia to a Dutch holding company and (iii) cooperating to obtain clearance from the Australia Foreign Investment Review Board of any pre- or post-Effective Time transfer of the stock of Geac Australia), and the Plan of Arrangement, if required, shall be modified accordingly in accordance with its terms, provided that Parent shall provide written notice in reasonable detail to Geac of any proposed Pre-Acquisition Reorganization at least fifteen business days prior to the date of the Meeting. Notwithstanding anything to the contrary in the previous sentence, Geac shall not be required to effect any reorganization that will become effective any earlier than immediately prior to the Effective Date. Notwithstanding the foregoing, Geac shall not be obligated to effect any Pre-Acquisition Reorganization which, in the opinion of Geac, (a) would prejudice it or the Geac Shareholders, or (b) would impede or materially delay the completion of the transactions contemplated hereby. Parent agrees to indemnify and hold Geac harmless from and against any cost, liability or expense (including Taxes) incurred by Geac as a result of any Pre-Acquisition Reorganization undertaken if this Agreement is terminated.

5.6   Available Cash

        Geac and its subsidiaries, taken as a whole, shall have at least $130 million of freely available cash immediately prior to the Effective Time, after deducting all of the actual (as opposed to estimated) Geac Transaction Expenses; provided, that such cash shall only be considered freely available for purposes of this Section 5.6 if (A) such cash was not held by and did not come from Geac or any of its subsidiaries organized or incorporated under the laws of Canada or the United Kingdom, (B) the transfer of such cash to Lender Sub or Geac, as the case may be, does not result in any Tax obligations to Geac or any of its subsidiaries directly attributable to such transfer (but specifically excluding tax obligations imposed on any subsidiary of Geac relating to interest accrued or paid in connection with loans made to transfer such cash) in excess of $500,000 in the aggregate (or such additional immaterial amount agreed to in writing by Parent, acting reasonably), it being agreed that the amount of freely available cash required to be delivered pursuant to this Section 5.6 shall be increased on a dollar for dollar basis up to $500,000 (or such additional immaterial amount agreed to in writing by Parent, acting reasonably) as a result of the imposition of any of the aforementioned Tax obligations and (C) such cash can be distributed, contributed or otherwise delivered to Lender Sub or Geac, as the case may be, in accordance with all applicable Laws, including those relating to solvency, adequate surplus and similar capital adequacy tests. In connection with the completion of the Plan of Arrangement and as set forth in the Plan of Arrangement, Lender Sub will make a loan to Acquisition Sub in an amount (the "Loan Amount") equal to the sum of (i) $130 million, plus (ii) any additional cash required to be delivered pursuant to this Section 5.6, plus (iii) any additional cash of Geac or its subsidiaries that Parent requests sufficiently in advance of the Effective Date to be used for the purpose of consummating the Transactions and to which Geac, acting reasonably, agrees, minus (iv) the aggregate amount to be paid by Geac or its affiliates pursuant to Section 2.3(d) of the Plan of Arrangement in connection with the Geac Options and minus (v) the aggregate amount to be paid by Geac or its affiliates pursuant to Section 2.3(g) of the Plan of Arrangement in connection with the Geac DSUs. Each of Geac and Parent will consult and cooperate with each other to accomplish the cash transfers contemplated by this Section 5.6 in a commercially reasonable manner.

5.7   Employee Share Purchase Plan

        The Geac Employee Share Purchase Plan shall be terminated pursuant to the Plan of Arrangement. The current offering period under the Geac Employee Share Purchase Plan terminates on January 31, 2006, and from August 1, 2005 until January 31, 2006 Geac shall not issue more than 83,500 shares pursuant to the Employee Share Purchase Plan. Geac shall not extend the Geac Employee Share Purchase Plan beyond that time. Subject to the preceding sentence, Geac shall take such actions as shall be necessary to suspend the operation of the Geac Employee Share Purchase Plan for the period ending on the last day of the calendar month prior to the Effective Time. During the period of suspension, Geac will accept no further employee contributions under the Geac Employee Stock Purchase Plan.

5.8   Deliveries

        In connection with the Effective Time, Geac shall deliver to Parent: (a) a certificate of compliance for Geac issued pursuant to the CBCA dated within three (3) days prior to the Effective Date; (b) a certified copy of the resolutions of the Board of Directors of Geac and the Geac Shareholders approving the Transactions; (c) a certified copy of Geac's constating documents; and (d) such other documents relating to the transactions contemplated by this Agreement as Parent may reasonably request.

5.9   October Financials

        Geac's unaudited interim financial statements as at and for the six months ended October 31, 2005 (including the notes thereto and related MD&A) (the "October Financials"): (1) will not, at the time filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and (2) will include all documents required to be filed in accordance with Securities Laws with Securities Regulators and the Exchanges and will comply in all material respects with Securities Laws. The October Financials will be prepared in accordance with GAAP consistently applied (except (A) as otherwise indicated in such financial statements and the notes thereto, (B) as unaudited interim statements they are subject to normal year-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements or (C) as items in such financial statements have been reclassified) and will fairly present, in all material respects, the consolidated financial position, results of operations and changes in financial position of Geac and its subsidiaries as of the dates thereof and for the periods indicated therein (subject to normal period-end adjustments) and reflect reserves required by GAAP consistently applied in respect of all material contingent liabilities, if any, of Geac and its subsidiaries on a consolidated basis.

ARTICLE 6
CONDITIONS TO ARRANGEMENT

6.1   Conditions to the Obligations of Each Party

        The respective obligations of Parent and Geac to consummate the Arrangement are subject to the satisfaction or, if permissible, waiver of the following conditions:

  (a)
  Geac Shareholder Approval.    The Arrangement Resolution shall have been approved, adopted and authorized by an affirmative vote of at least two-thirds of the votes cast by Geac Shareholders at the Meeting, or at any adjournment or postponement thereof, in accordance with the CBCA and the Interim Order.

  (b)
  Court Orders.    The Interim Order and the Final Order shall have been obtained in form and substance reasonably satisfactory to each of Parent and Geac and shall not have been set aside or modified in a manner that is reasonably unacceptable to such Parties, acting reasonably, on appeal or otherwise.

  (c)
  No Contrary Order.    No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement.

  (d)
  Regulatory Approvals.    All Regulatory Approvals shall have been obtained or concluded.

  (e)
  Articles of Arrangement.    The Articles of Arrangement shall be in content consistent with this Agreement and in a form satisfactory to the Parties, acting reasonably.

6.2   Conditions to the Obligations of Parent

        The obligations of Parent to consummate the Arrangement are subject to the satisfaction or, if permissible, waiver of the following additional conditions:

  (a)
  Representations and Warranties.    The Identified Geac Representations shall be true and correct in all respects and all other representations and warranties of Geac set forth in this Agreement shall be true and correct in all material respects, in each case, (i) as of the date of this Agreement and (ii) as of the Effective Date as though then made on and as of the Effective Date, except for those representations and warranties that address matters only as of a particular date (in which case such Identified Company Representations shall be true and correct as of such date and all other such representations and warranties shall be true and correct in all material respects as of such date); provided that, (x) in the event of a breach of a representation or warranty other than an Identified Company Representation, the condition set forth in this Section 6.2(a) shall be deemed satisfied unless the effect of all such breaches of representations and warranties taken together has had, or is reasonably expected to have, a Material Adverse Effect on Geac and (y) in the event of an unintentional breach of an Identified Company Representation as a result of a transaction or event occurring prior to the date hereof, the condition set forth in this Section 6.2(a) shall be deemed satisfied unless the effect of all such breaches of Identified Company Representations taken together results in an inaccuracy of such representations which does not result in additional cost, expense or liability to Geac, Parent or their affiliates of more than $750,000 in the aggregate.

  (b)
  Agreements and Covenants.    Geac shall have performed or complied (i) in all respects with Section 5.6 (Available Cash) immediately prior to the Effective Time and (ii) in all material respects with all agreements and covenants required by this Agreement (other than Section 5.6 (Available Cash)) to be performed or complied with by Geac at or prior to the Effective Time.

  (c)
  Officer's Certificate.    Geac shall have delivered to Parent a certificate, dated the Effective Date, signed by each of the chief executive officer and the chief financial officer of Geac (on Geac's behalf and without personal liability), certifying as to the satisfaction or, if permissible, waiver of the conditions specified in Sections 6.2(a) and 6.2(b).

  (d)
  Dissent.    Dissent Rights shall not have been exercised and remain outstanding at the Effective Time with respect to more than 10% of the outstanding Geac Shares in connection with the Arrangement.

  (e)
  Proceedings.    There shall not be pending or threatened by or before any Governmental Entity any proceeding seeking an injunction, judgment, decree or other order to prevent or challenge the consummation of the Arrangement or any of the other transactions contemplated hereby.

  (f)
  Satisfaction of Certain Debt Commitment Letter Conditions.    The satisfaction, in accordance with the terms of the Debt Commitment Letter as in effect as of the date hereof, of each of the following conditions precedent set forth in the Debt Commitment Letter: (i) the condition precedent set forth in item 11 of Exhibit D to the Debt Commitment Letter (minimum EBITDA) and (ii) the condition set forth in clause (b) of Paragraph 8 of the Debt Commitment Letter (no Material Adverse Effect).

6.3   Conditions to the Obligations of Geac

        The obligations of Geac to consummate the Arrangement are subject to the satisfaction or, if permissible, waiver of the following additional conditions:

  (a)
  Representations and Warranties.    The representations and warranties of Parent in this Agreement that are qualified by materiality shall be true and correct in all respects, and the representations and warranties of Parent contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case, (i) as of the date of this Agreement and (ii) as of the Effective Date as though then made on and as of the Effective Date, except for those representations and warranties that address matters only as of a particular date (in which case such representations and warranties that are qualified by materiality shall be true and correct as of such date and all other representations and warranties shall be true and correct in all material respects as of such date); provided that, the condition set forth in this Section 6.3(a) shall be deemed satisfied unless the effect of all such breaches of representations and warranties taken together would prevent or materially delay consummation of the Arrangement.

  (b)
  Agreements and Covenants.    Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Parent at or prior to the Effective Time.

  (c)
  Officer's Certificate.    Parent shall have delivered to Geac a certificate, dated the Effective Date, signed by an officer of Parent (on Parent's behalf and without personal liability), certifying as to the satisfaction or, if permissible, waiver of the conditions specified in Sections 6.3(a) and 6.3(b).

  (d)
  Authority.    The Board of Directors of each of Parent and Acquisition Sub shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by each of Parent and Acquisition Sub to permit the consummation of the Transactions.

  (e)
  Deposit.    Parent shall have deposited, or caused Acquisition Sub to deposit, with the Depositary in escrow the Maximum Cash Amount.

ARTICLE 7
ADDITIONAL AGREEMENTS

7.1   Non-Solicitation

        (1)   Geac shall not, directly or indirectly, through any officer, director, employee, representative or agent of Geac or any of its subsidiaries, (i) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to, an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding an Acquisition Proposal, (iii) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval of the Board of Directors of Geac of the Plan of Arrangement, (iv) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (v) accept or enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal; provided that nothing contained in this Agreement shall prevent the Board of Directors of Geac from taking any of the actions described in clauses (i) through (v) above in respect of a bona fide, written Acquisition Proposal received after the date hereof that:

  (a)
  did not result from a breach of any agreement between the person making such Acquisition Proposal and Geac or any of its subsidiaries, or this Section 7.1;

  (b)
  involves not less than 66 2/3 percent of the outstanding Geac Shares or not less than 66 2/3 percent of the consolidated assets (measured on a fair value basis) of Geac; and

  (c)
  in respect of which the Board of Directors of Geac determines in its good faith judgment, after consultation with its financial advisors and its outside counsel (which outside counsel shall have advised the Board of Directors of Geac that failing to take any such action would be inconsistent with the performance of its duties under applicable Law), that there is a reasonable likelihood that any required financing will be obtained and that the Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction that: (A) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all legal, financial, regulatory, financing and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal and (B) is more favourable to Geac Shareholders than the Plan of Arrangement taking into account any approval requirements and all other financial, legal, regulatory and other aspects of such proposal.

(any such Acquisition Proposal being referred to herein as a "Superior Proposal").

        (2)   Geac shall, and shall cause the officers, directors, employees, representatives and agents of Geac and its subsidiaries to, immediately terminate any existing discussions or negotiations with any parties (other than Parent) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. Geac agrees not to release any third party from (i) any confidentiality agreement relating to a potential Acquisition Proposal or (ii) any standstill agreement or provision in each case to which such third party is a party unless such third party has made a Superior Proposal and Geac has accepted such Superior Proposal. Geac shall immediately request the return or destruction of all information provided to any third party which, at any time since October 31, 2004, has entered into a confidentiality agreement with Geac relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

        (3)   Geac shall notify Parent promptly of, at first orally and then, within 24 hours, in writing, any Acquisition Proposal or written inquiry that would reasonably be expected to lead to an Acquisition Proposal, in each case received after the date hereof of which any of its directors or officers become aware, or any amendments to the foregoing, or any request for non-public information relating to Geac or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Geac or any of its subsidiaries by any person that informs Geac or such subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto and a description of the material terms and conditions of any such Acquisition Proposal or inquiry (including, without limitation, the identity of the maker of such Acquisition Proposal). Geac shall keep Parent promptly and reasonably informed from time to time of the status, including any change to the material terms of any such Acquisition Proposal or inquiry.

        (4)   If Geac receives a request for material non-public information from a person who proposes in writing an unsolicited bona fide Acquisition Proposal and the Board of Directors of Geac determines that such proposal would be, if consummated in accordance with its terms, a Superior Proposal, then, and only in such case, the Board of Directors of Geac may, subject to the execution by such person of a confidentiality agreement having substantially the same terms as the Confidentiality Agreement (or in reliance upon a confidentiality agreement that was entered into prior to the date of this Agreement), provide such person with access in accordance with subsection (1) to information regarding Geac, however that the person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal, and provided further that Geac sends a copy of any such confidentiality agreement (other than a confidentiality agreement entered into prior to the date of this Agreement) to Parent promptly upon its execution and Parent is immediately provided with a list and copies of all information provided to such person not previously provided to Parent and is immediately provided with access to information similar to that which was provided to such person.

        (5)   Geac shall ensure that its officers and directors and those of its subsidiaries and any financial or other advisors, agents or representatives retained by it are aware of the provisions of this Section, and Geac shall be responsible for any breach of this Section by any such person or its advisors or representatives.

        (6)   Nothing contained in this Section 7.1 shall prohibit the Board of Directors of Geac from making any disclosure to all of the Geac Shareholders prior to the Outside Date if, in the good faith judgment of the Board of Directors of Geac, after consultation with outside counsel, such disclosure is necessary for the

Board of Directors to act in a manner consistent with its fiduciary duties or is otherwise required under applicable Laws.

        (7)   If the Board of Directors receives what it determines in good faith constitutes a Superior Proposal, or upon receipt of any amendment or modification to any Superior Proposal, in each case, Geac shall provide to Parent a written copy of all documentation relating to such Superior Proposal or such amendment or modification thereto promptly and in no event later than 48 hours after such receipt.

7.2   Right to Match

        (1)   Subject to Section 7.2(2), Geac covenants that it will not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement permitted by Section 7.1(4)) unless:

  (a)
  Geac has complied with its obligations under Section 7.1 and the other provisions of this Article 7 and has provided Parent with a copy of all material documentation relating to the Superior Proposal; and

  (b)
  a period (the "Response Period") of five business days shall have elapsed from the date on which Parent received both a copy of the Superior Proposal together with written notice from the Board of Directors of Geac that the Board of Directors of Geac determined, subject only to compliance with this Section 7.2, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal.

        (2)   During the Response Period, Parent will have the right, but not the obligation, to offer to amend the terms of the Transactions. The Board of Directors of Geac will review any such proposal by Parent to amend the terms of the Transactions, including an increase in, or modification of, the consideration to be received by the holders of Geac Shares, to determine whether the Acquisition Proposal to which Parent is responding would be a Superior Proposal when assessed against the Transactions as it is proposed by Parent to be amended. If the Board of Directors of Geac does not so determine, the Board of Directors of Geac will promptly reaffirm its recommendation of the Transactions as amended. If the Board of Directors of Geac does so determine, Geac may on termination of this Agreement in accordance with Section 8.2(1)(g) and payment of the fee to Parent pursuant to Section 7.3, approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

        (3)   Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of Geac Shares shall constitute a new Acquisition Proposal for the purposes of this Section 7.2 and Parent shall be afforded a new Response Period in respect of each such Acquisition Proposal.

7.3   Termination Payments

        (1)   Notwithstanding any other provision relating to the payment of fees, including the payment of brokerage fees, in the event that:

  (a)
  Parent shall have terminated this Agreement pursuant to Section 8.2(1)(e);

  (b)
  Geac shall have terminated this Agreement pursuant to Section 8.2(1)(g);

  (c)
  Parent shall have terminated this Agreement pursuant to Section 8.2(1)(c) due to Geac having breached its obligations under Section 7.1 or Section 7.2;

  (d)
  a bona fide Acquisition Proposal shall have been made to Geac or any of its subsidiaries or any of Geac's Shareholders or any person shall have publicly announced an intention (whether or not conditional) to make a bona fide Acquisition Proposal, in each case by a person who is not Parent, Acquisition Sub, Magellan or TriSyn or a controlled affiliate of any of them, with respect to Geac or any of its subsidiaries and thereafter this Agreement is terminated by either Parent or Geac pursuant to Section 8.2(1)(i) and in any such case such Acquisition Proposal or intention shall not have been publicly withdrawn at least five business days prior to the date of the Meeting;

then Geac shall promptly, but in no event later than five business days after the date of such termination, pay to Parent a termination fee in the amount of $25,000,000 (less the amount of any withholding explicitly required by applicable Law relating to Taxes which is concurrently paid by Geac) by wire transfer of immediately available funds to an account designated by Parent. Geac acknowledges that the agreements contained in this Section 7.3(1) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement.

        (2)   Notwithstanding any other provision relating to the payment of fees, including the payment of brokerage fees, in the event that Geac shall have terminated this Agreement pursuant to Section 8.2(1)(d), then Magellan and TriSyn shall promptly, but in no event later than five business days after the date of such termination, pay to Geac a termination fee in the amount of $25,000,000 (less the amount of any withholding explicitly required by applicable Law relating to Taxes which is concurrently paid by Magellan and TriSyn) by wire transfer of immediately available funds to an account designated by Geac. Each of Parent, Acquisition Sub, Magellan and TriSyn acknowledges that the agreements contained in this Section 7.3(2) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Geac would not enter into this Agreement.

7.4   Effect of Payments

        (1)   Notwithstanding any other provision in this Agreement to the contrary, the Parties agree that the payments contemplated by Sections 7.3(1) and 7.5 represent the exclusive remedy of Parent and Acquisition Sub in connection with the termination of this Agreement in the circumstances described therein and that except for the payment of the fees expressly set forth in Sections 7.3(1) and 7.5 in the circumstances described therein, none of Geac or any of its respective affiliates shall have any liability or obligation of any kind or nature whatsoever arising out of the termination of this Agreement or the failure of the transactions contemplated hereby to be consummated, whether arising in contract, tort or otherwise.

        (2)   Notwithstanding any other provision in this Agreement to the contrary, the Parties agree that the payment contemplated by Section 7.3(2) represents the exclusive remedy of Geac in connection with the termination of this Agreement in the circumstances described therein and that except for the payment of the termination fee expressly set forth in Section 7.3(2) in the circumstances described therein, none of Parent, Acquisition Sub, Magellan, TriSyn or any of their respective affiliates shall have any liability or obligation of any kind or nature whatsoever arising out of the termination of this Agreement or the failure of the transactions contemplated hereby to be consummated, whether arising in contract, tort or otherwise.

7.5   Fees and Expenses

        (1)   Subject to Section 7.3 and subject to subsections (2) and (3) of this Section 7.5, each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement.

        (2)   In the event that this Agreement is terminated pursuant to Section 8.2(1)(c) or, so long as no termination fee is payable pursuant to Section 7.3(1)(d) in connection therewith, any termination of this Agreement pursuant to Section 8.2(1)(i), Geac shall pay all of the charges and expenses incurred by Parent in connection with this Agreement and the Transactions as reimbursement to Parent up to a maximum of $4,500,000, payable by wire transfer of same day funds.

        (3)   Each Party acknowledges that the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither Party would enter into this Agreement.

7.6   Access to Information; Confidentiality

        (1)   From the date hereof until the earlier of the Effective Time and the termination of this Agreement, upon reasonable notice and (i) subject to (x) applicable Law, including without limitation, pre-merger notification and other competition law requirements, and (y) any confidentiality obligation or undertaking binding on a person or (ii) except where disclosure would undermine or void applicable legal privilege, Geac shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Parent and to the officers, employees, agents and representatives of Parent such access as Parent may reasonably require at all reasonable times so as not to interfere with the effective operation of Geac's business, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish Parent with all data and information as Parent may reasonably request. Parent and Geac acknowledge and agree that information furnished pursuant to this Section shall be subject to the terms and conditions of the Confidentiality Agreement, provided, however, that (A) all requests for such access will be made solely through Jeffrey M. Snider, the Senior Vice President and General Counsel of Geac, or his designees, (B) such access shall be provided on a basis that minimizes the disruption to the operations of Geac and (C) Geac and its subsidiaries and representatives may withhold any such access, information or documents if, acting reasonably, Geac determines that permitting such access or disclosing such information or documents would (1) be inconsistent with any guidelines for the conduct of business prior to the Effective Time as agreed between Geac and Parent or (2) breach any obligations of confidentiality that Geac or its subsidiaries have to third parties.

        (2)   Parent and Geac acknowledge that information received pursuant to this Section 7.6 may be personal information under applicable privacy and other Laws, or non-public or proprietary in nature and therefore all such information shall be deemed to be and shall be treated as confidential information for purposes of the Confidentiality Agreement. Parent and Geac further acknowledge their obligation to maintain the confidentiality of such confidential information in accordance with the Confidentiality Agreement. If any material is withheld by Geac or any of its subsidiaries because of the confidential nature of such material, or otherwise, Geac or such subsidiary shall inform Parent as to the general nature of what is being withheld and such information may, in the sole discretion of Geac, be disclosed to external advisors of Parent.

7.7   Insurance and Indemnification

        (1)   Prior to the Effective Time, Geac shall obtain and pay for a directors' and officers' liability insurance "tail" policy for Geac (the "D&O Policy") with a term of six years following the date of the Effective Time and providing for coverage and amounts, and containing terms and conditions, which are no less favourable to the directors and officers of Geac than the current policies of directors' and officers' and liability insurance maintained by Geac; provided, however, that in no event will Geac pay in excess of

250% of the annual premium currently paid by Geac for such coverage for the purchase of such D&O Policy, and if the cost for such coverage is in excess of such amount, Geac shall only maintain such coverage as is available for such amount. Parent shall cause Geac to maintain such D&O Policy in accordance with the provisions of this Section 7.7.

        (2)   Parent agrees that all rights to indemnification or exculpation existing in favour of the directors or officers of Geac or any subsidiary of Geac as provided in Geac's articles or by-laws as at the date of the Confidentiality Agreement shall survive the transactions contemplated hereby and shall continue in full force and effect for a period of not less than six years from the Closing Time.

        (3)   In the event Geac or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in such case, proper provision shall be made so that such successors and assigns of Geac or, at Parent's option, Parent, shall assume the obligations set forth in this Section 7.7.

        (4)   Geac shall not amend the constating documents of Geac after the Effective Time if such action would adversely affect the rights of individuals who, on or prior to the Effective Time, were entitled to advances, indemnification or exculpation thereunder for actions or omissions by such individuals at any time at or prior to the Effective Time. The individuals referred to in the preceding sentence shall include any individuals who served at any time as directors or officers of any subsidiary at Geac's request, it being acknowledged by the parties hereto that each director or officer of a subsidiary is or was doing so at such request of Geac.

        (5)   Parent agrees that all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Geac and its subsidiaries, including, without limitation, all provisions relating to advances for the funding of costs and expenses in connection with indemnification arrangements, shall survive the completion of the Transactions and shall continue in full force and effect for a period of not less than six years from the Effective Date. Parent agrees that all determinations made with respect to such rights to indemnification or exculpation shall be determined upon advice from independent counsel, which advice will be reasonably considered and acted upon.

ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1   Term

        This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2   Termination

        (1)   This Agreement may, at any time prior to the Effective Time:

  (a)
  [Intentionally Deleted];

  (b)
  be terminated either by Parent or by Geac, if any Law makes the completion of the transactions contemplated by this Agreement illegal or otherwise prohibited;

  (c)
  be terminated by Parent, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Geac set forth in this Agreement or any such representation and warranty shall have become untrue after the date of this Agreement, such that (i) Section 6.2(a) or 6.2(b) would not be satisfied and (ii) such breach or condition has not been cured within twenty (20) business days of written notice being given (other than any material breach of Sections 7.1 and 7.2 as to which no cure period will be allowed);

  (d)
  be terminated by Geac, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement or any such representation and warranty shall have become untrue after the date of this Agreement, such that (i) Section 6.3(a) or 6.3(b) would not be satisfied and (ii) such breach or condition has not been cured within twenty (20) business days of written notice being given; it being expressly agreed by the Parties that, without limiting the generality of the foregoing, if (A) all of the conditions set forth in Section 6.1 and 6.2 to consummate the Transactions have been satisfied and (B) Parent and Acquisition Sub fail to consummate the Transactions, whether as a result of failing to have available sufficient funds to consummate the Transactions or otherwise, for purposes of this Section 8.2(1)(d), Parent shall be in breach of this Agreement;

  (e)
  be terminated by Parent, if the Board of Directors of Geac shall have: (i) withdrawn, withheld, qualified or modified in a manner adverse to Parent its recommendation of this Agreement (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification), (ii) approved or recommended, or proposed publicly to approve or recommend, any Acquisition Proposal, (iii) after being requested by Parent in writing, failed to reaffirm its recommendation of the Arrangement as promptly as practicable (but in any event within two (2) business days) after receipt of any written request to do so from Parent or (iv) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.1(4));

  (f)
  be terminated by the mutual written consent of Parent and Geac;

  (g)
  be terminated by Geac, in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by Section 7.1(4)), subject to compliance with Sections 7.1 and 7.2 and provided that no termination under this Section 8.2(1)(g) shall be effective unless and until Geac shall have paid to Parent the amount required to be paid pursuant to Section 7.3;

  (h)
  be terminated either by Parent or by Geac, if the Effective Time shall not have occurred on or before the Outside Date; provided, that the right to terminate this Agreement pursuant to this Section 8.2(1)(h) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Effective Time to occur on or before such date; or

  (i)
  be terminated either by Parent or by Geac, if the Arrangement Resolution shall have failed to receive the requisite approval of at least two-thirds of the votes cast at the Meeting or at any adjournment or postponement thereof in accordance with the CBCA.

        (2)   If this Agreement is terminated in accordance with the foregoing provisions of this Section, this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations hereunder except as provided in Sections 7.3, 7.4 and 7.5 and the Confidentiality Agreement.

8.3   Amendment

        This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after receipt of approval of Geac Shareholders there shall be made no amendment that by Law requires further approval by Geac Shareholders at the Meeting without the further approval of such holders. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

8.4   Waiver

        Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance with any of the other Party's agreements or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 9
GENERAL PROVISIONS

9.1   Notices

        All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

        (1)   if to Parent, Acquisition Sub, Magellan or TriSyn:

    c/o Golden Gate Private Equity, Inc.
    One Embarcadero Center, 33rd Floor
    San Francisco, CA 94111

    Attention:   David Dominik
    Prescott Ashe
    Telephone:  415.627.4500
    Facsimile:    415.627.4501

    with a copy to:

    c/o Infor Global Solutions, Inc.
    1000 Windward Concourse Parkway
    Suite 100
    Alpharetta, GA 30005

    Attention:   C. James Schaper
    Telephone:  678.319.8000
    Facsimile:    678.319.8370

    and

    TriSyn Group Holdings Limited
    105 Decker Court
    Suite 925
    Irving, TX 75062

Attention:	Russell Fleischer
Telephone:	214.492.5400
Facsimile:	214.492.5439

    and

    Kirkland & Ellis LLP
    555 California Street, 27th Floor
    San Francisco, CA 94104

Attention:	Jeffrey C. Hammes, P.C.
Telephone:	415.439.1400
Facsimile:	415.439.1500

    and

    Borden Ladner Gervais LLP
    40 King Street West
    44th Floor, Scotia Plaza
    Toronto, Ontario
    M5H 3Y4

Attention:	Francis R. Allen Paul A. D. Mingay
Telephone:	416.367.6000
Facsimile:	416.361.7077

        (2)   if to Geac:

    Geac Computer Corporation Limited
    11 Allstate Parkway, Suite 300
    Markham, Ontario L3R 9T8

Attention:	Charles S. Jones, President and Chief Executive Officer
Telephone:	905.475.0525
Facsimile:	416.863.2653

    with a copy to:

    Geac Computer Corporation Limited
    100 Fifth Avenue
    Waltham, MA 02451-8762

Attention:	Jeffrey M. Snider, Senior Vice President and General Counsel
Telephone:	781.672.8830
Facsimile:	781.672.8831

    and

    Blake, Cassels & Graydon LLP
    Box 25, Commerce Court West
    199 Bay Street
    Toronto, Ontario
    M5L 1A9

Attention:	Craig C. Thorburn
Telephone:	416.863.2965
Facsimile:	416.863.2653

9.2   Miscellaneous

        This Agreement: (i) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject-matter hereof save for the Confidentiality Agreement; and (ii) other than Section 7.7 hereof, is not intended to confer upon any person other than the Parties any rights or remedies hereunder. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar electronic copy of this Agreement, and such facsimile or similar electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

9.3   Governing Law

        This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract. Each of the Parties hereby irrevocably submits to the non-exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Plan of Arrangement.

9.4   Injunctive Relief

        The Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.5   Time of Essence

        Time shall be of the essence in this Agreement.

9.6   Binding Effect and Assignment

        Parent may, without the prior written consent of Geac, assign all or any part of its rights under this Agreement (a) to, and its obligations under this Agreement may be assumed by, a wholly-owned subsidiary of Parent, provided that if such assignment and/or assumption takes place, Parent shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder or (b) for collateral security purposes, to any lender providing financing to Parent or any of its affiliates. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.7   Severability

        If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8   Counterparts

        This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

9.9   No Recourse

        (1)   Notwithstanding anything that may be expressed or implied in this Agreement, except as provided in Article 7, Geac covenants, agrees and acknowledges that no recourse under this Agreement shall be had against any current or future affiliates, shareholders or agents of Parent, Acquisition Sub, Magellan, TriSyn or their respective affiliates, as such, or any current or former director, officer, employee, member, general or limited partner or shareholder of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future affiliate, shareholder or agent of Parent, Acquisition Sub, Magellan, TriSyn or their respective affiliates, as such, or any current or future director, officer, employee, member, general or limited partner or shareholder of any of the foregoing, as such, for any obligation of Parent, Acquisition Sub, Magellan, TriSyn or their respective affiliates under this Agreement.

        (2)   Notwithstanding anything that may be expressed or implied in this Agreement, except as provided in Article 7, each of Parent Acquisition Sub, Magellan and TriSyn covenants, agrees and acknowledges that no recourse under this Agreement shall be had against any current or future affiliates, shareholders or agents of Geac, as such, or any current or former director, officer, employee or shareholder of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future affiliate, shareholder or agent of Geac, as such, or any current or future director, officer, employee or shareholder of any of the foregoing, as such, for any obligation of Geac under this Agreement.

9.10 Expenses

        Subject to Sections 7.3 and 7.5, the Parties agree that all costs and expenses of the Parties relating to the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses.

        IN WITNESS WHEREOF, each of Parent, Acquisition Sub, Geac, and solely for purposes of Sections 4.1, 5.3(2), 7.3(2), 7.4 and 9.9, Magellan, and solely for purposes of Sections 4.1, 7.3(2), 7.4 and 9.9, TriSyn, have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TRICAGE ACQUISITION S.À.R.L.
By:	(signed) David Dominik

Its:	Managing Member

TRICAGE MERGE CORP.
By:	(signed) David Dominik

Its:	Director

GEAC COMPUTER CORPORATION LIMITED
By:	(signed) Charles S. Jones

Its:	President and Chief Executive Officer

MAGELLAN HOLDINGS INC., solely for purposes of Sections 4.1, 5.3(2), 7.3(2), 7.4 and 9.9
By:	(signed) C. James Schaper

Its:	Chief Executive Officer

TRISYN GROUP HOLDINGS LIMITED, solely for purposes of Sections 4.1, 7.3(2), 7.4 and 9.9
By:	(signed) Russell Fleischer

Its:	Chief Executive Officer

Schedule A

To the Arrangement Agreement

Regulatory Approvals

Part A—Canada

  •
  Determination (or deemed determination) by the Minister of Industry under the Investment Canada Act and applicable policies that the Plan of Arrangement is of "net benefit to Canada" for purposes of such Act on terms and conditions satisfactory to Parent, acting reasonably.

  •
  Approvals of the Canadian Securities Administrators as required.

Part B—United States

  •
  Expiration of all applicable waiting periods under the HSR Act or earlier termination thereof, including any voluntary agreed extensions.

  •
  Compliance with any applicable requirements of United States federal securities laws.

Part C—European Union

  •
  In so far as the Arrangement requires approval pursuant to any antitrust or competition Laws in any European Union ("EU") Member State or any European Economic Area ("EEA") State or approval by the European Commission without which consummation would be unlawful or otherwise prohibited or restricted, consummation of the Arrangement shall be conditional upon all relevant Governmental Entities (i) having declined jurisdiction over the Arrangement or (ii) having either granted clearance explicitly or, through the expiration of time periods available for their investigation, being deemed to have granted clearance or (iii) until any applicable waiting periods in respect thereof have expired. Where any antitrust or competition Laws in any EU Member State or any EEA State or approval by the European Commission require the notification of the Arrangement and where consummation is unlawful or prohibited prior to notification of the Arrangement, consummation of the Arrangement shall be conditional upon a complete notification being submitted to the relevant Governmental Entity. The EU Member States are Austria, Belgium, Cyprus, Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Slovakia, Slovenia, Spain, Sweden, the United Kingdom and the EEA States are Iceland, Lichtenstein and Norway.

Part D—Other/General

  •
  All filings required to be made under any antitrust or competition Law that regulates merger transactions shall have been made, and all mandatory consents, approvals and authorizations required to be obtained with or from a Governmental Entity responsible for enforcement of such Law in order to consummate the Arrangement shall have been made or obtained, or shall be deemed to have been made or obtained, and all mandatory waiting periods before which the Agreement can be consummated under such Laws shall have expired.

Schedule B

To the Arrangement Agreement

Arrangement Resolution

See Appendix A to this Circular.

Schedule C

To the Arrangement Agreement

PLAN OF ARRANGEMENT

UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

See Appendix E to this Circular.

APPENDIX C

CIBC WORLD MARKETS FAIRNESS OPINION

November 5, 2005

Independent Committee of the Board of Directors
Geac Computer Corporation Limited
11 Allstate Parkway
Suite 300,
Markham, Ontario
L3R 9T8

Dear Sirs:

        We understand that Geac Computer Corporation Limited (the "Company") is proposing to enter into an arrangement agreement (the "Arrangement Agreement") with TriCage Acquisition S.à.r.l., TriCage Merge Corp., Magellan Holdings Inc. and TriSyn Group Holdings Limited (collectively, "Golden Gate"). We also understand that an independent committee (the "Independent Committee") of the board of directors of the Company (the "Board of Directors") has been asked to review and consider the Arrangement Agreement and to make a recommendation to the Board of Directors as to whether it should authorize the Company to execute and deliver the Arrangement Agreement.

        Further, we understand that the Arrangement Agreement provides for, among other things, the acquisition (the "Proposed Transaction") by TriCage Merge Corp., pursuant to a plan of arrangement under the Canada Business Corporations Act, of all of the issued and outstanding common shares of the Company (the "Shares"). Pursuant to the Proposed Transaction, holders of the Shares, other than Golden Gate and its affiliates and any holders of Shares who elect to exercise their dissent and appraisal rights, will receive US$11.10 in cash per Share (the "Consideration"). We also understand that the completion of the Proposed Transaction will be conditional upon, among other things, approval by the Company's shareholders at a special meeting to be called to approve the transaction (the "Special Meeting").

Engagement of CIBC World Markets

        By letter agreement dated September 1, 2005 (the "Engagement Agreement"), the Independent Committee on behalf of Company retained CIBC World Markets Inc. ("CIBC World Markets" or "we") to provide an opinion, as to the fairness from a financial point of view of the consideration offered to the Company or its shareholders pursuant to a sale or merger of the Company. Pursuant to the Engagement Agreement, the Independent Committee has requested we provide this opinion ("Opinion") as to the fairness, from a financial point of view, of the Consideration offered to the Company's shareholders pursuant to the Proposed Transaction. Under the Engagement Agreement we were not retained to identify, solicit or develop any potential alternatives to the Proposed Transaction.

        The Company will pay CIBC World Markets a fee for delivering this Opinion and such fee is not contingent upon completion of the Proposed Transaction or the occurrence of any other event. In addition, the Company has agreed to indemnify CIBC World Markets in respect of any liabilities that might arise out of our engagement.

Credentials of CIBC World Markets

        CIBC World Markets is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of its managing directors and internal legal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Independence of CIBC World Markets

        CIBC World Markets:

    i)
    is not an insider, associate or affiliate of the Company or Golden Gate or any of their respective affiliates;

    ii)
    is not acting as a financial advisor to the Company or Golden Gate or any of their respective affiliates in connection with the Proposed Transaction;

    iii)
    does not have any material financial interest in the completion of the Proposed Transaction;

    iv)
    does not have any material financial interest in future business in respect of any agreement, commitment or understanding with the Company or Golden Gate or any of their respective affiliates;

    v)
    will not receive a success fee in connection with providing this Opinion;

    vi)
    will not act as a manager or co-manager of any soliciting dealer group formed in connection with the Proposed Transaction; and

    vii)
    will not act as a lead or co-lead lender of any lending syndicate formed in connection with the Proposed Transaction.

        During the 24 months preceding the delivery of the Opinion, neither CIBC World Markets nor any of its affiliates has:

    i)
    had any material involvement in any evaluation, appraisal or review of the Company or Golden Gate or any of their respective affiliates;

    ii)
    acted as a lead or co-lead manager for any public offering of securities by the Company or Golden Gate or any of their respective affiliates; or

    iii)
    had a material financial interest in any transaction involving the Company or Golden Gate or any of their respective affiliates.

        CIBC World Markets has prepared this Opinion free of any conflict of interest that would affect the quality, reliability or integrity of the conclusion expressed below.

Scope of Review

        In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

    i)
    a draft dated November 3, 2005 of the Arrangement Agreement, including the Plan of Arrangement;

    ii)
    the annual reports to shareholders of the Company for the fiscal years ended April 30, 2003, 2004 and 2005;

    iii)
    draft financials for Extensity Inc. for the year ended December 31, 2002 and the period ended March 6, 2003 for the purposes of adjusting the Company's financials to reflect this acquisition;

    iv)
    the Consolidated Statement of Operations for Comshare Incorporated for the year ended June 30, 2003 and the period ended August 5, 2003 for the purposes of adjusting the Company's financials to reflect this acquisition;

    v)
    the Company's management proxy circulars for the fiscal years ended April 30, 2003, 2004 and 2005;

    vi)
    draft unaudited interim financial statements of the Company for the first quarter ended July 31, 2005;

    vii)
    the Company's internal budget for the fiscal year ended April 30, 2006 prepared by the Company's management (the "Budget");

    viii)
    certain other non-public information prepared and provided to us by the Company's management, primarily financial in nature, concerning the business, assets, liabilities and prospects of the Company;

    ix)
    equity research reports published by various research analysts (including analysts employed by other firms) in respect of the Company and other companies in the enterprise software industry and similar businesses;

    x)
    review of the reported price and recent and relevant trading activity of the Shares and the equity securities of other publicly-traded companies in the enterprise software industry and similar businesses;

    xi)
    public information and analysis of other companies, including data relating to public market trading levels and implied multiples for comparable transactions; and

    xii)
    a certificate signed by two senior officers on behalf of the Company attesting to the accuracy and completeness of the information provided to us.

        In addition to the written information described above, CIBC World Markets participated in discussions with the senior management of the Company with regard to, among other things, the Proposed Transaction, as well as the Company's business, operations, financial position, budgets, key assets and prospects. CIBC World Markets has also participated in discussions with Blake, Cassels & Graydon LLP, the Company's external legal counsel, Bennett Jones LLP, the Independent Committee's counsel, and Bear, Stearns & Co. Inc., the Company's financial advisor, concerning the Proposed Transaction and related matters.

Assumptions and Limitations

        Our Opinion is subject to the assumptions, explanations and limitations set forth below,

        We have not been asked to prepare and have not prepared a formal valuation or appraisal of the Company or any of its assets or securities and our Opinion should not be construed as such.

        With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data and representations obtained by us from public sources, or provided to us by the Company and its advisors or otherwise obtained pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. Subject to our application of reasonable standards of diligence to any work which we performed in the nature of an assessment or review of data or other information relied upon by us in preparing this Opinion, we have neither been requested nor have we attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data or representations. With respect to the Budget, we have assumed that it has been prepared as at the date of preparation thereof on a basis that reflects any assumptions disclosed therein (which assumptions we have assumed are reasonable) and in a manner that is consistent, in all material respects, with the Company's business, plans, financial condition and prospects. We have also assumed the accuracy of all of the representations and warranties of the parties to the Arrangement Agreement and have assumed that the Proposed Transaction will be completed substantially in accordance with the terms and conditions of the Arrangement Agreement.

        The Company has delivered to us at the date hereof a certificate signed by two senior officers of the Company which certified that: (a) the information provided to CIBC World Markets directly or indirectly, orally or in writing, by the Company or any of its subsidiaries on their respective agents and advisors for the purpose of providing the Opinion (the "Information") was, at the date the Information was provided to CIBC World Markets or, in the case of historical Information, as at the date of preparation thereof, accurate and complete in all material respects and did not contain any untrue statement of a material fact or omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which such Information was presented or prepared; and (b) since the date of the Information, there has not been any material change, financial or otherwise, relating to the business or affairs of the Company or subsidiaries taken as a whole or any material change in any of the Information, except in each case as previously disclosed or updated by the Company to provide more current information, data or other material provided to CIBC World Markets.

        Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with management of the Company. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

        The Opinion has been provided to the Independent Committee for its use only in connection with its consideration of the Proposed Transaction and may not be relied upon by any other person or for any purpose other than as expressly provided for in the Engagement Agreement without the prior written consent of CIBC World Markets. Our Opinion is not to be construed as a recommendation to any holder of the Shares as to how to vote at the Special Meeting.

        The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after today.

Opinion

        Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration offered to the holders of the Shares pursuant to the Proposed Transaction is fair, from a financial point of view, to the holders of the Shares.

        Yours truly,

        (Signed) CIBC World Markets Inc.

APPENDIX D

BEAR STEARNS FAIRNESS OPINION

November 6, 2005

The Independent Committee of the Board of Directors
Geac Computer Corporation Limited
100 Fifth Avenue
Waltham, MA 02451

Gentlemen:

        We understand that Geac Computer Corporation Limited ("Geac"), TriCage Acquisition S.à.r.l., TriCage Merge Corp., Magellan Holdings Inc., and TriSyn Group Holdings Limited have entered into an Arrangement Agreement dated November 6, 2005 (the "Arrangement Agreement"), pursuant to which TriCage Merge Corp. will acquire all of the common shares of Geac (the "Common Shares") under a statutory plan of arrangement under the Canada Business Corporations Act (the "Transaction") for $11.10 per Common Share in cash (the "Consideration to be Received"). You have provided us with a copy of the Arrangement Agreement.

        You have asked us to render our opinion as to whether the Consideration to be Received is fair, from a financial point of view, to the shareholders of Geac.

        In the course of performing our review and analyses for rendering this opinion, we have:

  •
  reviewed the Arrangement Agreement;

  •
  reviewed Geac's Annual Reports to Shareholders and Annual Reports on Form 40-F for the fiscal years ended April 30, 2003, 2004 and 2005, its interim earnings release for the quarter ended July 31, 2005, its Material Change Reports for the three years ended the date hereof, its presentation to shareholders at the Annual Meeting of Shareholders held on September 13, 2005, and the Letter to Shareholders dated December 15, 2004;

  •
  reviewed certain operating and financial information relating to Geac's business and prospects, including the projected income statement for the fiscal year ended April 30, 2006 (the "Budget"), as prepared and provided to us by Geac's management;

  •
  met with certain members of Geac's senior management to discuss Geac's business, operations, historical results and future prospects;

  •
  reviewed the historical stock prices, trading multiples and trading volumes of the Common Shares on the Toronto Stock Exchange and the NASDAQ National Market;

  •
  reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to Geac;

  •
  reviewed the terms of recent acquisitions involving companies which we deemed generally comparable to Geac; and

  •
  conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

        We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to us by Geac, including, without limitation, the Budget (collectively, the "Information"). With respect to the Budget, we have relied on representations that it has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Geac as to the expected future performance of Geac. We have not assumed any

D-1

responsibility for the independent verification of any such Information, including without limitation, the Budget, and we have further relied upon the assurances of the senior management of Geac that they are unaware of any facts that would make the Information, including, without limitation, the Budget incomplete or misleading.

        In arriving at our opinion, we have not assessed any tax consequences of the Transaction, nor have we performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Geac, nor have we been furnished with any such appraisals. During the course of our engagement, we were asked by the Board of Directors to solicit indications of interest from various third parties regarding a transaction with Geac, and we have considered the results of such solicitation in rendering our opinion. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Arrangement Agreement without any limitations, restrictions, conditions, amendments, modifications, regulatory or otherwise, that collectively would have a material effect on Geac.

        We do not express any opinion as to the price or range of prices at which the Common Shares may trade subsequent to the announcement of the Transaction.

        We have acted as a financial advisor to Geac in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. Bear Stearns has been previously engaged by Geac to provide certain investment banking and financial advisory services for which we received customary fees. In the ordinary course of business, Bear Stearns and its affiliates may actively trade the equity and debt securities and/or bank debt of Geac and/or Golden Gate portfolio companies for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities or bank debt.

        It is understood that this letter is intended solely for the benefit and use of the Independent Committee of the Board of Directors of Geac and does not constitute a recommendation to the Independent Committee of the Board of Directors of Geac or any holders of Common Shares as to how to vote in connection with the Transaction. This opinion does not address Geac's underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Geac or the effects of any other transaction in which Geac might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any management or directors' circular to be distributed to the holders of Common Shares in connection with the Transaction. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

        Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be Received is fair, from a financial point of view, to the shareholders of Geac.

        Very truly yours,

        BEAR, STEARNS & CO. INC.

  By:
  (Signed) Edward M. Rimland
  Edward M. Rimland
  Senior Managing Director

D-2

APPENDIX E

PLAN OF ARRANGEMENT
UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT
ARTICLE 1
INTERPRETATION

1.1   Definitions

        In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

  "Acquisition Sub" means TriCage Merge Corp., a corporation incorporated under the CBCA and being a wholly owned subsidiary of Parent;

  "Amalco" means the corporation continuing from the amalgamation of Acquisition Sub and Geac provided for in Section 2.3(h);

  "Arrangement" means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or Article 5 hereof;

  "Arrangement Agreement" means the agreement dated November 6, 2005 among Parent, Acquisition Sub, Magellan, TriSyn and Geac, as amended in accordance with Section 8.3 thereof, providing for, among other things, the Arrangement;

  "Articles of Arrangement" means the articles of arrangement of Geac in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made;

  "Business Day" means any day, other than a Saturday or Sunday or a statutory holiday in Toronto, Ontario, Canada or New York, New York, United States of America;

  "CBCA" means the Canada Business Corporations Act, as amended;

  "Certificate of Arrangement" means the certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

  "Circular" means the notice of the Meeting and accompanying management proxy circular, including all schedules thereto, to be sent by Geac to Shareholders in connection with the Meeting;

  "Court" means the Ontario Superior Court of Justice (Commercial List);

  "Depositary" means Computershare Trust Company of Canada and any other trust company, bank or equivalent financial institution agreed to in writing by Parent and Geac and appointed to carry out any of the duties of the Depositary hereunder;

  "Director" means the Director appointed pursuant to section 260 of the CBCA;

  "Dissent Rights" means the rights of dissent in respect of the Arrangement described in Section 3.1;

  "Dissenting Holder" means any Shareholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

  "Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

  "Effective Time" means 9:00 a.m. (Toronto time) on the Effective Date;

  "Excess RSU Shares" means those Geac Shares held by the Trust in excess of 1,332,250 Geac Shares;

  "Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

  "Exchange Factor" means 0.8467, which is the exchange rate for 1 Canadian dollar into U.S. dollars based on the noon rate of exchange of the Bank of Canada on the business day immediately preceding the date of the Arrangement Agreement.

  "Final Order" means the order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

  "Geac" means Geac Computer Corporation Limited, a corporation existing under the CBCA;

  "Geac Deferred Share Unit Plan" means the Directors' Deferred Share Unit Plan of Geac;

  "Geac DSU" means a deferred share unit allocated to an eligible director of Geac pursuant to the terms of the Geac Deferred Share Unit Plan;

  "Geac Employee Share Purchase Plan" means the Employee Share Purchase Plan of Geac;

  "Geac Option" means any option to purchase Geac Shares granted pursuant to the Geac Stock Option Plans or any other stock option plan of Geac or any predecessor of Geac, or any option assumed or adopted by Geac including in connection with the acquisition of Extensity, Inc.;

  "Geac RSU" means a restricted share unit allocated to an eligible director, officer or employee of Geac or one of its subsidiaries pursuant to the terms of the Geac Restricted Share Unit Plan;

  "Geac Restricted Share Unit Plan" means the Restricted Share Unit Plan of Geac;

  "Geac Stock Option Plans" means the Stock Option Plan V of Geac, the Stock Option Plan VI of Geac, the 1996 Stock Option Plan as adopted by Geac in connection with the acquisition of Extensity, Inc. and the 2000 Non-Statutory Stock Option Plan as adopted by Geac in connection with the acquisition of Extensity, Inc.;

  "Geac Share Plans" means, collectively, the Geac Stock Option Plans, the Geac Employee Share Purchase Plan and the Geac Restricted Share Unit Plan;

  "Geac Shares" means the common shares in the capital of Geac;

  "Interim Order" means the interim order of the Court providing for, among other things, the calling and holding of the Meeting, as such order may be amended, as contemplated by the Arrangement Agreement;

  "Lender Sub" means Geac Enterprise Solutions, Inc., a corporation incorporated under the laws of the State of Georgia which is a wholly-owned subsidiary of Geac;

  "Lender Sub Note" has the meaning ascribed thereto in Section 2.3(a);

  "Letter of Transmittal" means the letter of transmittal forwarded by Geac to Shareholders in connection with the Arrangement, in the form accompanying the Circular;

  "Loan Amount" means an amount equal to the sum of (i) $130 million, plus (ii) any additional cash required to be delivered pursuant to Section 5.6 of the Arrangement Agreement, plus (iii) any additional cash of Geac or its subsidiaries that Parent requests sufficiently in advance of the Effective Date to be used for the purpose of consummating the Transactions and to which Geac, acting reasonably, agrees, minus (iv) the aggregate amount to be paid by Geac or its affiliates pursuant to Section 2.3(d) of the Plan of Arrangement in connection with the Geac Options and minus (v) the aggregate amount to be paid by Geac or its affiliates pursuant to Section 2.3(g) of the Plan of Arrangement in connection with the Geac DSUs;

  "Mailing Date" means the date of mailing of the Circular to Shareholders;

  "Maximum Cash Amount" means the aggregate amount of cash in United States dollars equal to (i) the product obtained by multiplying (A) the number of Geac Shares outstanding immediately prior to the Effective Time less the number of Excess RSU Shares by (B) the Purchase Price, less (ii) the Loan Amount.

  "Meeting" means the special meeting of Shareholders to be held to consider the Arrangement Resolution, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order;

  "Optionholders" means the holders of Geac Options;

  "Parent" means TriCage Acquisition S.à.r.l.;

  "Person" means an individual, corporation, partnership, limited partnership, limited liability company, joint venture, estate, association, trust, unincorporated organization or other entity of any kind or nature, as well as any syndicate or group that would be deemed to be a person under section 13(d)(3) of the Exchange Act;

  "Purchase Price" means the sum of U.S.$11.10 per Geac Share or Geac DSU, as applicable, payable in cash;

  "Shareholder Rights Plan" means the Shareholder Rights Plan dated as of March 15, 2000, as amended and restated as of August 1, 2003 and as approved by the holders of the Geac Shares on September 10, 2003, between Geac and Computershare Trust Company of Canada, as amended from time to time;

  "Shareholders" means the holders of Geac Shares whose names appear in the register of holders of Geac Shares maintained by or on behalf of Geac and, where the context so provides, includes joint holders of such Geac Shares;

  "Tax Act" means the Income Tax Act (Canada), as amended; and

  "Trust" means the trust fund established by Geac pursuant to the Geac Restricted Share Unit Plan.

1.2   Interpretation Not Affected by Headings, Etc.

        The division of this Plan of Arrangement into articles, sections and other portions and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to "Article" or "section" followed by a number refers to the specified Article or section of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereunder" and similar expressions refer to this Plan of Arrangement, including any appendices hereto, and any amendments, variations or supplements hereto made in accordance with the terms hereof or the Arrangement Agreement or made at the direction of the Court in the Final Order and do not refer to any particular Article, section or other portion of this Plan of Arrangement.

1.3   Rules of Construction

        In this Plan of Arrangement, unless the context otherwise requires, (a) words importing the singular number include the plural and vice versa, (b) words importing any gender include all genders, and

(c) "include", "includes" and "including" shall be deemed to be followed by the words "without limitation".

1.4   Date of Any Action

        In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5   Time

        Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.

1.6   Currency

        Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States of America.

1.7   Statutes

        Any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulations or rule which amends, supplements or supersedes any such statute, regulation or rule.

ARTICLE 2
ARRANGEMENT

2.1   Arrangement Agreement

        This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of the Arrangement Agreement.

2.2   Binding Effect

        This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Geac, (ii) Parent and Acquisition Sub, (iii) all Shareholders and beneficial owners of Geac Shares and (iv) all registered and beneficial owners of Geac Options, Geac RSUs and Geac DSUs, and participants in the Geac Employee Share Purchase Plan.

2.3   Arrangement

        On the Effective Date, the following events set out in this section 2.3 shall occur and shall be deemed to occur consecutively in the order and at the times set out in this section 2.3 without any further authorization, act or formality:

  (a)
  Effective at four minutes prior to the Effective Time, (i) Geac shall cause Lender Sub to loan an amount equal to the Loan Amount to Acquisition Sub, and Acquisition Sub shall deliver to Lender Sub a duly issued and executed promissory note (the "Lender Sub Note") in the form attached as Appendix A hereto to evidence such loan and the full amount of such loan shall be immediately deposited with the Depositary to be held in a segregated account by the Depositary for the exclusive purpose of paying the Purchase Price for the Geac Shares and (ii) the Maximum Cash Amount held by the Depositary shall cease to be held in escrow and shall be held in a segregated account by the Depositary for the exclusive purpose of paying the Purchase Price for the Geac Shares.

  (b)
  Effective at three minutes prior to the Effective Time, the Shareholder Rights Plan shall be deemed to have been terminated (and all rights thereunder shall expire) and shall be of no further force or effect.

  (c)
  Effective at two minutes before the Effective Time, Geac shall issue such number of Geac Shares (for greater certainty, no fractional shares shall be issued and contributions under the Geac Employee Share Purchase Plan remaining after the issuance of the greatest possible whole number of Geac Shares to each participant pursuant to the terms of the Geac Employee Share Purchase Plan shall be returned to the participants) as shall satisfy its obligations under the Geac Employee Share Purchase Plan, and, except as aforesaid in this Section 2.3(c), all contributions pursuant to such Plan shall be paid to Geac as consideration for such issuance, and such Geac Shares shall be deemed to be issued as fully paid and non-assessable.

  (d)
  Effective at one minute prior to the Effective Time, each Geac Option, notwithstanding any contingent vesting provisions to which it might otherwise have been subject, shall be deemed to be conditionally vested and exercisable only as part of the Arrangement, and:

  (i)
  each Geac Option shall be transferred by the Optionholder to Geac in exchange for a cash payment from Geac or an affiliate of Geac equal to the greater of (A) U.S.$0.01; and (B) the amount (if any) by which the Purchase Price exceeds the product of (x) the exercise price thereof (in Canadian dollars) multiplied by (y) the Exchange Factor; and

  (ii)
  each Geac Option (whether or not then vested) shall immediately be cancelled and all option agreements related thereto shall be terminated and the Optionholders shall thereafter have only the right to receive the consideration to which they are entitled pursuant to this Section 2.3(d) at the time and in the manner specified in Article 4; and

  (iii)
  all Geac Share Plans shall be terminated and none of Geac or any of its affiliates shall have any liabilities or obligations with respect to any such plan except pursuant to Sections 2.3(c) and (d).

  (e)
  Effective at the Effective Time,

  (i)
  each Geac Share outstanding, other than the Excess RSU Shares, shall be transferred to Acquisition Sub in exchange for the Purchase Price, which amount shall be paid from the funds deposited with the Depositary, and the names of the holders of the Geac Shares transferred to Acquisition Sub shall be removed from the applicable registers of Shareholders, and Acquisition Sub shall be recorded as the registered holder of the Geac Shares so acquired and shall be deemed the legal and beneficial owner thereof; subject to the right of Dissenting Holders to be paid the fair value of the Geac Shares held prior to the Effective Time by such Dissenting Holders in accordance with Section 3.1; and

  (ii)
  the Excess RSU Shares shall be transferred to Geac and the Excess RSU Shares shall thereupon be cancelled.

  (f)
  Effective at one minute after the Effective Time, the resignation of all directors of Geac shall become effective and appointment of the following persons, each of whom has consented to act in such capacity, as directors of Geac shall become effective: David Dominik, Prescott Ashe and Paul A. D. Mingay.

  (g)
  Effective at two minutes after the Effective Time, all Geac DSUs shall be satisfied in full by the payment by Geac or an affiliate to the holders thereof of the Purchase Price in respect of each such Geac DSU and the Geac Deferred Share Unit Plan shall be terminated and none of Geac or any of its affiliates shall have any liabilities or obligations thereunder except pursuant to this Section 2.3(g).

  (h)
  Effective at three minutes after the Effective Time, Geac and Acquisition Sub shall be amalgamated and continued as one corporation under the CBCA in accordance with the following:

  (i)
  Name.    The name of Amalco shall be "Geac Computer Corporation Limited";

  (ii)
  Registered Office.    The registered office of Amalco shall be located in the Regional Municipality of York in the Province of Ontario. The address of the registered office of Amalco shall be 11 Allstate Parkway, Suite 300, Markham, Ontario, Canada L3R 9T8;

  (iii)
  Business and Powers.    There shall be no restrictions on the business Amalco may carry on or on the powers it may exercise;

  (iv)
  Authorized Share Capital.    Amalco shall be authorized to issue an unlimited number of common shares;

  (v)
  Share Provisions.    The rights, privileges, restrictions and conditions attaching to each class of shares of Amalco shall be as set out in Appendix B attached hereto;

  (vi)
  Transfer Restrictions.    No securities (other than non-convertible debt securities) of the corporation shall at any time be transferred to any person without either (a) the consent of the directors to be signified by a resolution passed by the board or by an instrument or instruments in writing signed by a majority of the directors, or (b) the consent of the shareholders of Amalco to be signified either by a resolution passed by the shareholders or by an instrument or instruments in writing signed by the holders of shares of Amalco which shares represent a majority of the votes attributable to all of the issued and outstanding shares of Amalco carrying the right to vote.

  (vii)
  Number of Directors.    Amalco shall have three directors.

  (viii)
  First Directors.    The first directors of Amalco shall be David Dominik, Prescott Ashe and Paul A. D. Mingay. The first directors of Amalco shall hold office until the first annual meeting of shareholders of Amalco (or the signing of a written resolution in lieu thereof) or until their successors are elected or appointed.

  (ix)
  Conversion or Cancellation of Shares.    The issued and outstanding shares of each of Geac and Acquisition Sub shall be converted into fully paid and non-assessable shares of Amalco or shall be cancelled without any repayment of capital in respect thereof as follows:

  (A)
  each common share of Acquisition Sub shall be converted into one common share of Amalco; and

  (B)
  all of the Geac Shares shall be cancelled without any repayment of capital in respect thereof;

  (x)
  Stated Capital.    For the purposes of the CBCA, the aggregate stated capital attributable to the common shares of Amalco issuable pursuant to the Arrangement on the conversion of the common shares of Acquisition Sub and the Geac Shares shall be the aggregate of the stated capital attributable to the common shares of Acquisition Sub so converted immediately before the amalgamation;

  (xi)
  By-laws.    The by-laws of Amalco shall be the same as those of Acquisition Sub;

    (xii)
    Effect of Amalgamation.    The provisions of subsections 186(b), (c), (d), (e) and (f) of the CBCA shall apply to the amalgamation with the result that:

    (A)
    the property of each amalgamating corporation shall continue to be the property of Amalco;

    (B)
    Amalco shall continue to be liable for the obligations of each amalgamating corporation, including the Lender Sub Note;

    (C)
    any existing cause of action, claim or liability to prosecution of an amalgamating corporation shall be unaffected;

    (D)
    any civil, criminal or administrative action or proceeding pending by or against an amalgamating corporation may be continued to be prosecuted by or against Amalco;

    (E)
    a conviction against, or ruling, order or judgment in favour of or against, an amalgamating corporation may be enforced by or against Amalco; and

    (xiii)
    Articles.    The Articles of Arrangement filed to give effect to the Arrangement shall be deemed to be the articles of incorporation of Amalco and the certificate issued in respect of such articles of arrangement by the Director under the CBCA shall be deemed to be the certificate of incorporation of Amalco.

ARTICLE 3
RIGHTS OF DISSENT

3.1   Rights of Dissent

  (a)
  A Shareholder may exercise rights of dissent (the "Dissent Rights") pursuant to and in the manner set forth in section 190 of the CBCA and this section 3.1 in connection with the Arrangement; provided, however, that, notwithstanding subsection 190(5) of the CBCA, any written objections to the Arrangement Resolution must be received by Geac not later than 5:00 p.m. (Toronto time) on the day which is two business days preceding the Meeting. A Shareholder who duly exercises such Dissent Rights and who:

  (i)
  is ultimately entitled to be paid fair value for its Geac Shares shall be deemed to have transferred such Geac Shares to Acquisition Sub on the Effective Date contemporaneously with the event described in Section 2.3(e) in exchange for the fair value of such Geac Shares; or

  (ii)
  is ultimately not entitled, for any reason, to be paid fair value for its Geac Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder.

  (b)
  In no circumstances shall Parent, Acquisition Sub, Geac or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a Shareholder of those Geac Shares in respect of which such rights are sought to be exercised.

  (c)
  For greater certainty, in no case shall Parent, Acquisition Sub, Geac or any other Person be required to recognize a Dissenting Holder as a Shareholder after the Effective Time, and the name of each Dissenting Holder shall be deleted from the register of Shareholders on the Effective Date at the same time as the events described in Section 2.3(e) occur.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1   Letter of Transmittal

        At the time of mailing the Circular or as soon as practicable thereafter, Geac shall forward to each Shareholder and each Optionholder at the address of such holder as it appears on the register maintained by or on behalf of Geac in respect of the holders of Geac Shares or Geac Options, as the case may be, a letter of transmittal in the case of the holders of Geac Shares and, in the case of Optionholders, instructions for obtaining delivery of the consideration payable to Optionholders following the Effective Date pursuant to this Plan of Arrangement.

4.2   Exchange of Certificates for Cash

  (a)
  At or before the Effective Time, Acquisition Sub shall deposit the Maximum Cash Amount with the Depositary to be held in escrow until Section 2.3(a) takes effect. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Geac Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Shareholder as soon as practicable after the Effective Time, a cheque representing the cash which such Shareholder has the right to receive under the Arrangement for such Geac Shares, less any amounts withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled. The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of Acquisition Sub.

  (b)
  Until surrendered as contemplated by this Section 4.2, each certificate which immediately prior to the Effective Time represented any Geac Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.2, less any amounts withheld pursuant to Section 4.4. Any such certificate formerly representing Geac Shares not duly surrendered on or before the second anniversary of the Effective Date shall cease to represent a claim by or interest of any former Shareholder of any kind or nature against or in Amalco, Geac, Parent or Acquisition Sub. On such anniversary date, all certificates representing Geac Shares shall be deemed to have been surrendered to Acquisition Sub and cash to which such former holder was entitled, together with any entitlements to dividends, distributions and interest thereon, shall be deemed to have been surrendered to Amalco.

  (c)
  At or before the Effective Time, Geac shall deposit with the Depositary the amount of cash required to satisfy the payment obligations of Geac pursuant to Section 2.3(d), such amount to be held for purposes of such obligations. The cash shall be held in a separate interest-bearing account and any interest earned on such funds shall be for the account of Geac. On or as soon as practicable after the Effective Date, the Depositary shall deliver on behalf of Geac to each Optionholder as reflected on the books and records of Geac a cheque representing the payment to which such holder is entitled in accordance with Section 2.3(d) of this Plan of Arrangement, against receipt of such documentation as Parent or Geac may reasonably require acknowledging the transfer and termination of the Geac Options held by such Optionholder.

  (d)
  Any payment made by way of cheque by the Depositary on behalf of Acquisition Sub or Geac that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case on or before the second anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the Shareholder or Optionholder to receive the consideration for Geac Shares or Geac Options, as the case may be, pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Amalco for no consideration.

4.3   Lost Certificates

        In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Geac Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to Amalco and the Depositary in such sum as Amalco may direct, or otherwise indemnify Amalco in a manner satisfactory to Amalco, against any claim that may be made against Acquisition Sub and Geac with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4   Withholding Rights

        Geac, Acquisition Sub, Parent, Amalco and the Depositary and any affiliate of Geac shall be entitled to deduct and withhold from any consideration otherwise payable to any Shareholder, Optionholder, holder of Geac RSUs or holder of Geac DSUs such amounts as Geac, Acquisition Sub, Parent, Amalco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Geac Shares, Geac Options, Geac RSUs or Geac DSUs in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5
AMENDMENTS

5.1   Amendments to Plan of Arrangement

  (a)
  Geac may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Parent and Acquisition Sub, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Shareholders if and as required by the Court.

  (b)
  Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Geac at any time prior to the Meeting (provided that Parent and Acquisition Sub shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

  (c)
  Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if (i) it is consented to by each of Geac, Parent and Acquisition Sub (in each case, acting reasonably) and (ii) if required by the Court, it is consented to by Shareholders voting in the manner directed by the Court.

  (d)
  This Plan of Arrangement may be withdrawn prior to the occurrence of any of the events in Section 2.3 in accordance with the terms of the Arrangement Agreement.

  (e)
  Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Parent, provided that it concerns a matter which, in the reasonable opinion of Parent, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Shareholder.

ARTICLE 6
FURTHER ASSURANCES

6.1
Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act, authorization or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

APPENDIX A TO THE PLAN OF ARRANGEMENT
FORM OF PROMISSORY NOTE
Promissory Note

Date:    •

        FOR VALUE RECEIVED the undersigned unconditionally promises to pay on demand to Geac Enterprise Solutions, Inc. (the "Lender") or anyone else who the Lender may specify at    •    , or such other place as the Lender may direct in writing, the sum of US$    •     (    •    United States Dollars) with interest calculated daily from the date of this promissory note on the outstanding balance of such sum and payable monthly on the last day of each month at the same place, both before and after demand, default and judgment, at a nominal annual rate of interest equal to    •     percent and with interest on overdue interest payable at the same time, place and rate.

        The undersigned agrees to provide the Lender with a written acknowledgement of its indebtedness to the Lender hereunder within thirty (30) days prior to each anniversary of this promissory note or as otherwise requested by the Lender from time to time.

        This promissory note shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in that Province. The undersigned waives presentment for payment, notice of dishonour, protest and notice of protest in respect of this promissory note. This promissory note shall become effective when it has been executed and delivered. Time shall be of the essence of this promissory note in all respects. This promissory note constitutes the entire agreement of the parties pertaining to the indebtedness evidenced by this promissory note and supersedes all prior agreements, understandings, negotiations and discussions with respect to such indebtedness, whether oral or written.

TRICAGE MERGE CORP.
By:
Name: Title:
By:
Name: Title:

APPENDIX B TO THE PLAN OF ARRANGEMENT
AMALCO COMMON SHARE PROVISIONS

1.     DIVIDENDS

        The holders of common shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine and all dividends which the directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

2.     DISSOLUTION

        In the event of the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the common shares shall be entitled to receive the remaining property and assets of the Corporation.

3.     VOTING RIGHTS

        The holders of the common shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each common share held at all meetings of the shareholders of the Corporation.

APPENDIX F

ONTARIO
SUPERIOR COURT OF JUSTICE—
COMMERCIAL LIST

05-CL-6190

THE HONOURABLE	)	THURSDAY, THE 8th DAY
	)	OF DECEMBER, 2005
JUSTICE GROUND	)

    IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, CHAP. C-44, AS AMENDED

    AND IN THE MATTER OF AN APPLICATION BY GEAC COMPUTER CORPORATION LIMITED RELATING TO A PROPOSED ARRANGEMENT INVOLVING GEAC COMPUTER CORPORATION LIMITED, TRICAGE ACQUISITION S.À.R.L., TRICAGE MERGE CORP., MAGELLAN HOLDINGS INC. AND TRISYN GROUP HOLDINGS LIMITED

INTERIM ORDER

        THIS MOTION, made by the Applicant Geac Computer Corporation Limited ("Geac"), for an interim order for advice and directions of the Court in connection with an application (the "Application") to approve an arrangement under section 192 of the Canada Business Corporations Act, R.S.C. 1985, Chap. C-44, as amended (the "CBCA"), was heard this day at 393 University Avenue, Toronto, Ontario.

        ON READING the Notice of Application issued December 5, 2005, the Notice of Motion dated December 6, 2005, the Affidavit of Jonathan D. Salon sworn on December 5, 2005 (the "Affidavit") and the exhibits thereto, and on hearing the submissions of counsel for Geac, no one appearing for the Director appointed pursuant to section 260 of the CBCA although served with notice of this motion and, on being advised of an arrangement agreement dated November 6, 2005 (the "Arrangement Agreement") between Geac, TriCage Acquisition S.à.r.l., TriCage Merge Corp., Magellan Holdings Inc. and TriSyn Group Holdings Limited (the "Arrangement Agreement Parties"), and on being advised of the consent to this Interim Order of each of the Arrangement Agreement Parties,

        1.     THIS COURT ORDERS that Geac is authorized and directed to call, hold and conduct a special meeting (the "Geac Meeting") of the holders (the "Geac Shareholders") of common shares of Geac (the "Geac Shares") to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve a plan of arrangement (the "Arrangement") substantially in the form set forth as Appendix "A" to the management information circular (the "Circular") attached as Exhibit "A" to the Affidavit.

        2.     THIS COURT ORDERS that the Geac Meeting shall be called, held and conducted in accordance with the CBCA and the articles and by-laws of Geac, subject to the terms of this Interim Order and any further Order of this Court.

        3.     THIS COURT ORDERS that Geac is authorized to make such amendments, revisions or supplements to the Arrangement as it may determine are appropriate, subject to the terms of the Arrangement Agreement and this Interim Order and without any additional notice to the Geac Shareholders, and that the Arrangement as so amended, revised or supplemented shall be the Arrangement submitted to the Geac Meeting and the subject of the Arrangement Resolution.

        4.     THIS COURT ORDERS that Geac, if it deems it advisable, is specifically authorized to adjourn or postpone the Geac Meeting on one or more occasions, without the necessity of first convening the Geac Meeting or first obtaining any vote of Geac Shareholders respecting the adjournment or postponement, subject to the terms of the Arrangement Agreement and notice of any such adjournment or postponement may be given by press release, newspaper advertisement or by notice to the Geac Shareholders by one of the methods specified herein, as determined by the Board of Directors of Geac.

        5.     THIS COURT ORDERS that the Notice of Application, the Notice of Special Meeting of Shareholders, the Circular, the form of letter of transmittal, the form of proxy and this Interim Order (collectively referred to as the "Meeting Materials") in substantially the same form as contained in Exhibits "A", "B", "C" and "D" to the Affidavit (with such amendments, additional communications or documents thereto as counsel for Geac may consider are necessary or desirable, provided that such amendments, communications or documents are not inconsistent with the terms of this Interim Order) shall be disseminated, distributed, sent and given to the Geac Shareholders as at the Record Date (as established in paragraph 8 below), the holders of options to purchase Geac Shares ("Geac Options"), the directors of Geac and the auditors of Geac by one or more of the following methods not less than twenty-one (21) days before the date of the Geac Meeting, excluding the date of delivery and the date of the Geac Meeting:

    (a)
    in the case of the registered holders of Geac Shares, by prepaid ordinary mail, by courier, or by delivery in person, addressed to each such holder at his, her or its last known address, as shown on the books or records of Geac;

    (b)
    in the case of non-registered holders of Geac Shares, by providing sufficient multiple copies of the Meeting Materials to intermediaries and registered nominees to facilitate the broad distribution of the Meeting Materials to non-registered holders of Geac Shares;

    (c)
    in the case of holders of Geac Options, by prepaid ordinary mail, by courier, by delivery in person, or by electronic means, addressed to each such holder at his, her or its last known address, as shown on the books or records of Geac;

    (d)
    in the case of holders of Geac restricted share units, by prepaid ordinary mail, by courier, by delivery in person, or by electronic means, addressed to each such holder at his, her or its last known address, as shown on the books or records of Geac;

    (e)
    in the case of the directors of Geac, by courier or by delivery in person, addressed to the individual directors; and

    (f)
    in the case of the auditors of Geac, by courier or by delivery in person, addressed to the firm of auditors,

and that such mailing, transmission, delivery and distribution shall constitute good and sufficient notice of the Application, the Geac Meeting and the hearing in respect of the Application upon such persons.

        6.     THIS COURT ORDERS that the Meeting Materials shall be deemed, for the purposes of this Interim Order and the Application, to have been received:

    (a)
    in the case of distribution by ordinary prepaid mail, three (3) business days after delivery thereof to the post office;

    (b)
    in the case of distribution by courier, one (1) business day after receipt by the courier;

    (c)
    in the case of distribution by delivery in person, on receipt thereof by the intended addressee; and

    (d)
    in the case of distribution by facsimile transmission or by electronic means, upon the transmission thereof.

        7.     THIS COURT ORDERS that notice of any amendments, updates or settlements to any of the information provided in the Meeting Materials may be communicated to Geac's Shareholders by press release, newspaper advertisement or by notice to Geac Shareholders by one of the methods specified in paragraph 5 above as determined by the Board of Directors of Geac. Any amendments, updates or supplements to any of the Meeting Materials, and any notice of any adjournment of postponement of the Meeting, will be deemed to have been received by the Geac Shareholders in the case of mailing, courier, delivery in person, facsimile transmission or transmission by electronic means, within the times provided in paragraph 6 above and, in the case of the advertisement, at the time of publication of the advertisement.

        8.     THIS COURT ORDERS that the record date for determining Geac Shareholders entitled to receive the Meeting Materials and to vote at the Geac Meeting, shall be the close of business (Toronto time) on Monday, December 12, 2005, as previously approved by the Board of Directors of Geac and published by Geac (the "Record Date").

        9.     THIS COURT ORDERS that the accidental failure or omission to give notice of the Geac Meeting, or the non-receipt of such notice, shall not invalidate any resolution passed or proceedings taken at the Geac Meeting and shall not constitute a breach of this Interim Order.

        10.   THIS COURT ORDERS that Geac is authorized to use the form of proxy (the "Form of Proxy") in substantially the same form attached as Exhibit "C" to the Affidavit, subject to Geac's ability to insert dates and other relevant information in the final Form of Proxy. Geac is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine, subject to the terms of the Arrangement Agreement and this Interim Order.

        11.   THIS COURT ORDERS that Geac may, in its discretion, waive generally the time limits for the deposit of proxies by the Geac Shareholders, if Geac deems it advisable to do so.

        12.   THIS COURT ORDERS that the quorum required at the Meeting shall be the holders of at least 20% of the Geac Shares present in person or represented by proxy.

        13.   THIS COURT ORDERS that the votes shall be taken at the Geac Meeting on the basis that each holder of Geac Shares is entitled to one vote for each Geac Share held and that, subject to further Order of this Court, the vote required to pass and approve the Arrangement Resolution shall be the affirmative vote of not less than 66 2/3% of the votes cast on the Arrangement Resolution (for this purpose any spoiled votes, illegible votes, defective votes and abstentions shall be deemed not to be votes cast) by the Geac Shareholders, present in person or represented by proxy at the Geac Meeting.

        14.   THIS COURT ORDERS that the only persons entitled to attend the Geac Meeting shall be: (a) the Geac Shareholders, or their respective proxies; (b) the officers, directors, auditors and advisors of Geac; (c) representatives of the other Arrangement Agreement Parties; (d) the Director; and (e) other persons with the permission of the Chairman of the Geac Meeting.

        15.   THIS COURT ORDERS that Geac may make such amendments, revisions or supplements to the Arrangement as it may determine, without any additional notice to the Geac Shareholders prior to the Meeting, and the Arrangement as so amended, revised or supplemented will be the Arrangement submitted to the Meeting and the subject of the Arrangement Resolution.

        16.   THIS COURT ORDERS that the registered holders of Geac Shares shall be entitled to exercise rights of dissent and appraisal, and to seek fair value for their Geac Shares, in accordance with and in compliance with section 190 of the CBCA and the Arrangement, provided that any holders of Geac Shares who wish to dissent (a) must have as a condition precedent thereto provided a written dissent notice objecting to the Arrangement Resolution to Geac c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto Ontario M5J 2Y1 (Attention: Proxy Department), or by fax to 1-416-263-9524

(Attention: Proxy Department), at or before 5:00 p.m. (Toronto time) on January 17, 2005 (or on the day that is two Business Days immediately preceeding any adjournment or postponed Geac Meeting), and (b) must otherwise strictly comply with section 190 of the CBCA.

        17.   THIS COURT ORDERS that upon approval by the Geac Shareholders of the Arrangement in the manner set forth in this Order, Geac may apply to this Court on Monday, January 30, 2006, or such later date as the Application may be adjourned to, for approval of the Arrangement. The distribution and delivery of the Notice of Application herein, in accordance with paragraphs 5 and 6 of this Order, shall constitute good and sufficient service of such Amended Notice of Application pursuant to this Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, unless a Notice of Appearance is served on Geac's solicitors as set out below, not later than two days before the hearing of the Application.

        18.   THIS COURT ORDERS that the only persons entitled to notice of any further proceedings herein, including the hearing to approve the Arrangement, and entitled to appear and to be heard thereon, shall be (a) solicitors for Geac, (b) solicitors for TriCage Merge Corp., and (c) persons who have delivered a Notice of Appearance herein in accordance with the Rules of Civil Procedure and this Interim Order, including service of said notice on Geac's solicitors, Blake, Cassels & Graydon LLP, P.O. Box 25, 199 Bay Street, Commerce Court West, Toronto, Ontario M5L 1A9, Attention: Jeffrey Galway, Bradley Berg and Craig C. Thorburn.

        19.   THIS COURT ORDERS that Geac shall be entitled, at any time, to seek leave to vary this Order.

        20.   THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy with respect to the matters provided for in this Interim Order that, as between this Interim Order and terms of any instrument creating, governing or collateral to the Geac Shares or the articles or by-laws of Geac, this Interim Order shall govern.

/s/ JOSEPH P VAN TASSEL JOSEPH P VAN TASSEL REGISTRAR
ENTERED AT / INSCRIT À TORONTO ON / BOOK NO.: LE / DANS LE REGISTRE NO.: DEC 08 2005 PER/PAR: (INITIALS)

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, CHAP. C-44, AS AMENDED	Court File No: 05-CL-6190

AND IN THE MATTER OF AN APPLICATION BY GEAC COMPUTER CORPORATION LIMITED RELATING TO A PROPOSED ARRANGEMENT INVOLVING GEAC COMPUTER CORPORATION LIMITED, TRICAGE ACQUISITION S.À.R.L., TRICAGE MERGE CORP., MAGELLAN HOLDINGS INC. AND TRISYN GROUP HOLDINGS LIMITED

ONTARIO SUPERIOR COURT OF JUSTICE— COMMERCIAL LIST
Proceeding commenced at Toronto

INTERIM ORDER

BLAKE, CASSELS & GRAYDON LLP Barristers & Solicitors Box 25, Commerce Court West Toronto, Ontario M5L 1A9
Jeff Galway LSUC#: 28423P Tel: (416) 863-3859 Fax: (416) 863-2653
Bradley E. Berg LSUC#: 38755M Tel: (416) 863-4316 Fax: (416) 863-2653
Craig C. Thorburn LSUC#: 27133F Tel: (416) 863-2965 Tel: (416) 863-2653
Solicitors for the Applicant, Geac Computer Corporation Limited

APPENDIX G

Court File No. 05-CL-6190

ONTARIO
SUPERIOR COURT OF JUSTICE-
COMMERCIAL LIST

    IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, CHAP. C-44, AS AMENDED

    AND IN THE MATTER OF AN APPLICATION BY GEAC COMPUTER CORPORATION LIMITED RELATING TO A PROPOSED ARRANGEMENT INVOLVING GEAC COMPUTER CORPORATION LIMITED, TRICAGE ACQUISITION S.À.R.L., TRICAGE MERGE CORP., MAGELLAN HOLDINGS INC. AND TRISYN GROUP HOLDINGS LIMITED

[SEAL]

NOTICE OF APPLICATION

TO THE RESPONDENT:

        A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following page.

        THIS APPLICATION will come on for a hearing on Monday, January 30, 2006 at 10:00 a.m. before a judge presiding over the Commercial List at 393 University Avenue, 8th Floor, Toronto, Ontario.

        IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

        IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 days before the hearing.

        IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS

APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date: December 5, 2005	Issued by	(signed) Local registrar
	Address of court office	393 University Avenue 8th Floor Toronto, Ontario
TO:	The Director appointed pursuant to section 260 of the Canada Business Corporations Act
Director, Compliance Branch Corporations Directorate Industry Canada 9th Floor, Jean Edmonds Tower South 365 Laurier Avenue West Ottawa, ON K1A 0C8
Attention: Alexander Lavoie
AND TO:	Borden Ladner Gervais LLP 40 King Street West 44th Floor, Scotia Plaza Toronto, Ontario M5H 3Y4
Attention: Ira Nishisato Paul A.D. Mingay
Counsel to: TriCage Acquisition S.à.r.l. TriCage Merge Corp. Magellan Holdings Inc. TriSyn Group Holdings Limited

APPLICATION

1.
The applicant Geac Computer Corporation Limited ("Geac") makes application for:

(a)
An order pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, Chap. c-44 as amended (the "CBCA") approving a Plan of Arrangement (the "Arrangement") proposed by the Applicant substantially in the form described in the Management Information Circular (the "Circular") attached as Exhibit "A" to the Affidavit of Jonathan D. Salon to be filed in support of this Application;

(b)
An interim order (the "Interim Order") for the advice and directions of this Court pursuant to subsection 192(4) of the CBCA with respect to the Arrangement and this Application; and

(c)
Such further and other relief as this Court may deem just.

2.
The grounds for the Application are:

(a)
All statutory requirements under the CBCA either have been fulfilled or will be fulfilled by the date of the return of this Application;

(b)
The Arrangement is fair and reasonable and it is appropriate for this Court to approve the Arrangement;

(c)
All directions set out in the Interim Order and the shareholder approvals required pursuant to the Interim Order either have been followed and obtained, or will be followed and obtained, by the date of the return of this Application;

(d)
Section 192 of the CBCA;

(e)
Rules 1.04, 14.05(2), 17.02, 37, 38 and 39 of the Rules of Civil Procedure; and

(f)
Such further and other grounds as counsel may advise and this Court may deem just.

3.
The following documentary evidence will be used at the hearing of the Application:

(a)
Such Interim Order as may be granted by this Court;

(b)
The Affidavit of Jonathan D. Salon to be sworn, and the exhibits thereto;

(c)
Such further affidavits of deponents on behalf of the Applicant, reporting as to the compliance with any Interim Order of this Court and as to the result of any meetings ordered by any Interim Order of this Court; and

(d)
Such further and other material as counsel may advise and this Court may deem just.

4.
The Notice of Application will be sent to all registered holders of (i) common shares and (ii) options to purchase common shares of the Applicant, at the address of each holder as shown on the books and records of the Applicant at the close of business on December 12, 2005, being the record date established by the Applicant, or as this Court may direct in the Interim Order, and in the case of those holders whose addresses as they appear on the books and records of the Applicant are outside

  Ontario, pursuant to Rules 17.02 (n) and 17.02(o) of the Rules of Civil Procedure, and the Notice of Application will also be sent to the Director under the CBCA.

December 5, 2005	BLAKE, CASSELS & GRAYDON LLP Barristers & Solicitors Box 25, Commerce Court West Toronto, Ontario M5L 1A9
Jeff Galway LSUC#: 28423P Tel: (416) 863-3859 Fax: (416) 863-2653
Bradley E. Berg LSUC#: 38755M Tel: (416) 863-4316 Fax: (416) 863-2653
Craig C. Thorburn LSUC#: 27133F Tel: (416) 863-2695 Fax: (416) 863-2653
Solicitors for the Applicant, Geac Computer Corporation Limited

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, CHAP. C-44, AS AMENDED	Court File No: 05-CL-6190

AND IN THE MATTER OF AN APPLICATION BY GEAC COMPUTER CORPORATION LIMITED RELATING TO A PROPOSED ARRANGEMENT INVOLVING GEAC COMPUTER CORPORATION LIMITED, TRICAGE ACQUISITION S.À.R.L., TRICAGE MERGE CORP., MAGELLAN HOLDINGS INC. AND TRISYN GROUP HOLDINGS LIMITED

ONTARIO SUPERIOR COURT OF JUSTICE— COMMERCIAL LIST
Proceeding commenced at Toronto

NOTICE OF APPLICATION

BLAKE, CASSELS & GRAYDON LLP Barristers & Solicitors Box 25, Commerce Court West Toronto, Ontario M5L 1A9
Jeff Galway LSUC#: 28423P Tel: (416) 863-3859 Fax: (416) 863-2653
Bradley E. Berg LSUC#: 38755M Tel: (416) 863-4316 Fax: (416) 863-2653
Craig C. Thorburn LSUC#: 27133F Tel: (416) 863-2965 Tel: (416) 863-2653
Solicitors for the Applicant, Geac Computer Corporation Limited

APPENDIX H

SECTION 190 OF THE
CANADA BUSINESS CORPORATIONS ACT

        190. (1) Right to dissent—Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

    (a)
    amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

    (b)
    amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

    (c)
    amalgamate otherwise than under section 184;

    (d)
    be continued under section 188;

    (e)
    sell, lease or exchange all or substantially all its property under subsection 189(3); or

    (f)
    carry out a going-private transaction or a squeeze-out transaction.

        (2)  Further right—A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

        (2.1)  If one class of shares—The right to dissent described in subsection (2) applies even if there is only one class of shares.

        (3)  Payment for shares—In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

        (4)  No partial dissent—A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

        (5)  Objection—A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

        (6)  Notice of resolution—The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

        (7)  Demand for payment—A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

    (a)
    the shareholder's name and address;

    (b)
    the number and class of shares in respect of which the shareholder dissents; and

    (c)
    a demand for payment of the fair value of such shares.

        (8)  Share certificate—A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

        (9)  Forfeiture—A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

        (10)  Endorsing certificate—A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

        (11)  Suspension of rights—On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

    (a)
    the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

    (b)
    the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

    (c)
    the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

        (12)  Offer to pay—A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

    (a)
    a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

    (b)
    if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

        (13)  Same terms—Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

        (14)  Payment—Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

        (15)  Corporation may apply to court—Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

        (16)  Shareholder application to court—If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

        (17)  Venue—An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

        (18)  No security for costs—A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

        (19)  Parties—On an application to a court under subsection (15) or (16),

    (a)
    all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

    (b)
    the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

        (20)  Powers of court—On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

        (21)  Appraisers—A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

        (22)  Final order—The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

        (23)  Interest—A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

        (24)  Notice that subsection (26) applies—If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

        (25)  Effect where subsection (26) applies—If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

    (a)
    withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder, or

    (b)
    retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

        (26)  Limitation—A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

    (a)
    the corporation is or would after the payment be unable to pay its liabilities as they become due; or

    (b)
    the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

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GEAC COMPUTER CORPORATION LIMITED MANAGEMENT INFORMATION CIRCULAR
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
REPORTING CURRENCY
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
INFORMATION CONTAINED IN THIS CIRCULAR
SUMMARY OF MANAGEMENT INFORMATION CIRCULAR
INFORMATION CONCERNING THE MEETING AND VOTING
THE ARRANGEMENT
OTHER TERMS OF THE ARRANGEMENT AGREEMENT
PRINCIPAL LEGAL MATTERS
DISSENTING SHAREHOLDERS' RIGHTS
INFORMATION CONCERNING GEAC
INFORMATION CONCERNING GOLDEN GATE AND ITS AFFILIATES
GEAC MARKET PRICE AND TRADING VOLUME DATA
CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS
LEGAL MATTERS
ADDITIONAL INFORMATION
QUESTIONS AND FURTHER ASSISTANCE
APPROVAL OF GEAC
GLOSSARY OF TERMS
APPENDIX A ARRANGEMENT RESOLUTION
APPENDIX B
ARTICLE 7 ADDITIONAL AGREEMENTS
Schedule C To the Arrangement Agreement PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT
APPENDIX C
APPENDIX D
APPENDIX E
APPENDIX F
APPENDIX G
APPENDIX H